     As filed with the Securities and Exchange Commission on June 24, 1997

                                                 Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            GROUP 1 AUTOMOTIVE, INC.
                (Name of Registrant as specified in its charter)

            DELAWARE                           5511                          76-0506313
  (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)          Identification No.)
          organization)

                            950 ECHO LANE, SUITE 350
                              HOUSTON, TEXAS 77024
                                 (713) 467-6268
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                            B. B. HOLLINGSWORTH, JR.
                            950 ECHO LANE, SUITE 350
                              HOUSTON, TEXAS 77024
                                 (713)467-6268
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                 JOHN S. WATSON                                PATRICIA A. CERUZZI
             VINSON & ELKINS L.L.P.                            SULLIVAN & CROMWELL
         1001 FANNIN STREET, 36TH FLOOR                          125 BROAD STREET
              HOUSTON, TEXAS 77002                           NEW YORK, NEW YORK 10004
                 (713) 758-2222                                   (212) 558-4000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                PROPOSED
               TITLE OF EACH CLASS OF                      MAXIMUM AGGREGATE                AMOUNT OF
             SECURITIES TO BE REGISTERED                   OFFERING PRICE(1)             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share...............         $55,000,000                    $16,667
---------------------------------------------------------------------------------------------------------------
Preferred Share Purchase Rights......................             None                         None
===============================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 24, 1997

                                               SHARES

[LOGO]                      GROUP 1 AUTOMOTIVE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------
     Of the             shares of Common Stock offered hereby,
shares are being sold by the Company and           shares are being sold by the
Selling Stockholder. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholder.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $          and $          . For factors to be
considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     Application will be made to list the Common Stock on the New York Stock Exchange under the symbol "GPI".
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
               UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                    INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO     PROCEEDS TO SELLING
                                    OFFERING PRICE        DISCOUNT(1)         COMPANY(2)        STOCKHOLDERS(2)
                                    --------------       ------------         -----------     -------------------
Per Share........................          $                   $                   $                   $
Total(3).........................          $                   $                   $                   $

---------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $          payable by the Company and
    $          payable by the Selling Stockholder.

(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional           shares at the initial public offering price
    per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering
    price, underwriting discount and proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
            , 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                                           MONTGOMERY SECURITIES
                             ---------------------
               The date of this Prospectus is             , 1997.

                                   [GRAPHICS]

     This Prospectus includes statistical data regarding the automotive retailing industry. Unless otherwise indicated, such data is taken or derived from information published by (i) the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its NADA Data 1996, (ii) Crain Communications Inc. in its Automotive News 100-Year Almanac, 1996 Market Data Book and 1997 Market Data Book or (iii) ADT Automotive, Inc. in its 1996 Used Car Market Report.

     NO MANUFACTURER (AS DEFINED IN THIS PROSPECTUS) HAS BEEN INVOLVED, DIRECTLY OR INDIRECTLY, IN THE PREPARATION OF THIS PROSPECTUS OR IN THE OFFERING BEING MADE HEREBY. NO MANUFACTURER HAS MADE ANY STATEMENTS OR REPRESENTATIONS IN CONNECTION WITH THE OFFERING OR PROVIDED ANY INFORMATION OR MATERIALS THAT WERE USED IN CONNECTION WITH THE OFFERING, AND NO MANUFACTURER HAS ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS. THE COMPANY HAS AGREED TO INDEMNIFY EACH MANUFACTURER WITH WHICH IT HAS A FRANCHISE AGREEMENT AGAINST CERTAIN LIABILITIES THAT MAY BE INCURRED IN CONNECTION WITH THE OFFERING, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     Immediately prior to the closing of the offering made hereby (the "Offering"), Group 1 Automotive, Inc. will acquire, in separate simultaneous transactions (collectively, the "Acquisitions") in exchange for cash and shares of its Common Stock, par value $.01 per share ("Common Stock"), 13 corporations (each a "Founding Company" and, collectively, the "Founding Companies") that own automobile dealerships and related operations that are currently part of four separate dealership groups (the "Founding Groups"). The Offering is conditioned on the consummation of the Acquisitions. Unless otherwise indicated, all references to "Group 1 Automotive" herein mean Group 1 Automotive, Inc. prior to consummation of the Acquisitions, and all references to the "Company" herein mean Group 1 Automotive, Inc., as consolidated with the Founding Groups following consummation of the Acquisitions.

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information set forth herein (i) have been adjusted retroactively to give effect to (a) the Acquisitions and (b) a 900-for-one split of the outstanding shares of Common Stock of Group 1 Automotive effected on December 13, 1996, and (ii) assume no exercise of the Underwriters' over-allotment option. See "Underwriting". Investors should carefully consider the information set forth in "Risk Factors".

                                  THE COMPANY

     The Company was founded to become a leading operator and consolidator in the highly fragmented automotive retailing industry. The Company owns 30 automobile dealerships and five collision service centers located in Texas and Oklahoma, and sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts. The Company represents 21 American and Asian brands including Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Kia, Lexus, Lincoln, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Suzuki and Toyota. The Company's dealerships include the second largest Toyota dealership in the United States as measured by new retail unit sales and one of the largest dealership groups in Oklahoma. The Company is experiencing significant momentum in its financial results. From 1994 to 1996, the Company's revenues increased by $172.1 million, or 26.4%, to $824.8 million from $652.7 million. During this period gross profit increased $27.0 million, or 32.1%, to $111.0 million from $84.0 million, or to 13.5% from 12.9% of revenues.

     The principals of the Founding Groups have over 90 years of combined experience in the automotive retailing industry with family ownership dating back as far as 1917. In addition, the principals of the Founding Groups have been recognized as leaders in the automotive retailing industry, serving at various times in leadership positions in state and national industry organizations. The Company's dealerships have also received numerous awards based on various performance measures. The principals of the Founding Groups will continue to manage their businesses and play a significant role in the Company's operating and acquisition strategies.

     The Company believes that its structural, managerial and operational strengths include (i) brand and geographic diversity; (ii) the ability to capitalize on regional economies of scale; (iii) cost savings derived from nationally centralized financing and administrative functions; (iv) the experience of the Company's senior management in successfully consolidating and operating in highly fragmented industries; (v) the reputations, experience and performance of the Company's management and principals as leaders in the automotive retailing industry; (vi) the established customer base and local name recognition of the Company's dealerships; (vii) the Company's proven ability to source high quality used vehicles cost-effectively through trade-ins and off-lease programs; and (viii) access to equity incentives to attract and retain high quality personnel.

     The Company will pursue a growth strategy led by a management team with extensive experience in consolidation and the management of growth companies. B.B. Hollingsworth, Jr., Chairman of the Board, President and Chief Executive Officer of the Company, has experience not only in the automotive retailing industry, but also in consolidating a major national industry, having served in various senior management capacities, including President, of Service Corporation International during its early growth period as the world's leading consolidator of the funeral industry.

     The U.S. automotive retailing industry is estimated to have annual sales in excess of $600 billion, with the 100 largest dealer groups generating less than 10% of total sales revenue and controlling approximately 5% of the 22,000 existing franchised dealerships. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. The Company believes that the enormous size and the fragmentation of the industry, together with increasing capital costs of operating automobile dealerships, lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners provide an attractive environment for consolidation opportunities. In addition, many successful and entrepreneurial, private "megadealers" have expressed interest in expanding their operations, but have been restrained by a lack of capital. The Company believes that it provides an attractive opportunity for these megadealers due to the Company's formation by a consolidation of similar megadealers, its access to the public capital markets, and its position as a vehicle for growth.

BUSINESS STRATEGY

     The Company plans to achieve its goal of becoming a leading consolidator, while maintaining its high operating standards in the automotive retailing industry, by (i) enhancing growth through acquisitions and (ii) implementing an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, the expansion of higher margin businesses, a commitment to customer service and the implementation of new technology initiatives. By complementing the Company's industry leaders, management talent and proven operating capabilities with its corporate management team which is experienced in achieving and managing long-term growth in a consolidation environment, the Company believes that it is in a strong position to execute this strategy.

     GROWTH THROUGH ACQUISITIONS

     The Company intends to implement an aggressive, yet disciplined, acquisition program by pursuing (i) large, profitable and well managed "platform" acquisitions in large metropolitan and high-growth suburban geographic markets that the Company does not currently serve and (ii) smaller "add-on" acquisitions that will allow the Company to increase brand diversity, capitalize on regional economies of scale and offer a greater breadth of products and services in each of the markets in which it operates. In this regard, the Company is currently negotiating for a $75 million credit facility with a major bank which will be used, in combination with the Company's common stock, for acquisitions.

     ENTERING NEW GEOGRAPHIC MARKETS. The Company intends to expand into geographic markets it does not currently serve by acquiring large, profitable and well established megadealers that, like the Founding Groups, are leaders in their regional markets. The Company will target new platform megadealers having superior operational and financial management personnel which the Company will seek to retain. The Company believes that retaining existing high quality management will enable acquired megadealers to continue to operate effectively with management personnel who understand the local market, while allowing the Company to source future acquisitions more effectively and expand its operations without having to employ and train untested new personnel. Moreover, the Company believes that it is well positioned to pursue larger, well established acquisition candidates as a result of its depth of management, the Company's capital structure and the reputation of the principals of the Founding Groups as leaders in the automotive retailing industry.

     EXPANDING WITHIN EXISTING MARKETS. The Company plans to acquire additional dealerships in each of the markets in which it operates, including acquisitions that increase the brands, products or services offered in that market. The Company believes that these acquisitions will facilitate operating efficiencies and cost savings on a regional level in areas such as facility and personnel utilization, vendor consolidation and advertising.

     OPERATING STRATEGY

     The Company intends to implement an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, expansion of higher margin businesses, commitment to customer service and new technology initiatives.

     The Company has formed an operations committee comprised of the chief operating officers of the Founding Groups and the general managers of the dealerships in order to identify and share best practices. The Company intends to incorporate the key officers and management of future acquisitions into this operations committee. The Company believes that this operations committee will promote the widespread application of the Company's broad strategic initiatives, facilitate the integration of the Founding Groups and future acquisitions and improve operating efficiency and overall customer satisfaction.

     DECENTRALIZED DEALERSHIP OPERATIONS. The Company believes that decentralizing its dealership operations on a regional, or platform, basis will enable it to provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating internally-driven market share growth. By coordinating certain operations on a platform basis, the Company believes that it will achieve cost savings in such areas as vendor consolidation, facility and personnel utilization and advertising. In addition, the Company believes that significant cost savings will be achieved by consolidating certain administrative functions on a regional basis that would not be efficient on a national basis such as accounting, information systems, title work, credit and collection. The Company intends to create incentives for entrepreneurial management teams and sales forces at the regional level through the use of stock options and/or cash bonus programs.

     NATIONALLY CENTRALIZED ADMINISTRATIVE FUNCTIONS. The consolidation of purchasing power on a centralized basis in the area of financing should result in significant cost savings. The Company is negotiating with several lenders to refinance its floorplan debt on more favorable terms. Since the Company's credit quality is expected to be enhanced by the Acquisitions and the Offering, management expects the interest rate on its floorplan debt to decrease as compared to the interest rates currently being charged to the Founding Groups. In addition, the Company expects that significant cost savings can be achieved through the consolidation of administrative functions such as employee benefits, risk management and employee training on a centralized basis. For example, the Founding Groups each currently purchase insurance from separate sources. The Company is working with a national insurance firm to develop an overall risk management strategy that will efficiently protect the Company's assets and minimize future liabilities.

     EXPAND HIGHER MARGIN ACTIVITIES. The Company is focused on leveraging its new vehicle franchises by expanding its higher margin businesses such as used vehicle retail sales, service and parts and finance and insurance. While each of the Company's platforms will be able to operate independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing, the ability to provide manufacturer-backed extended service contracts, and attractive lease financing, new vehicle franchises are especially well positioned to capitalize on industry growth in used vehicle sales. In addition, each of the Company's dealerships offers an integrated service and parts department, which provides an important source of recurring higher margin revenues. The Company also has the opportunity on each new or used vehicle sold to generate incremental revenues from the sale of extended service contracts, credit insurance policies and finance and lease contracts. Each of these business areas will be a focus of internal growth.

FOUNDING GROUPS

     The Company was formed by a consolidation of the businesses of the following previously separate dealership groups:

     HOWARD GROUP. This group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City (the "Howard Group"). Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years. In 1996, the Howard Group sold 8,181 new vehicles. From 1994 to 1996, the Howard Group's revenues increased by $54.7 million, or 24.1%, to $282.0 million from $227.3 million. During this period, gross profit increased $9.3 million, or 32.9%, to $37.6 million from $28.3 million.

     MCCALL GROUP. This group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new unit sales, and a Lexus dealership, both located in Houston, Texas (the "McCall Group"). Sterling B. McCall, Jr., the principal owner, has been involved in the automotive retailing industry for more than 27 years, having been granted the first stand-alone exclusive Toyota dealership in Houston. In 1996, the McCall Group sold 6,458 new vehicles. From 1994 to 1996, the McCall Group's revenues increased by $111.2 million, or 62.7%, to $288.5 million from $177.3 million. During this period, gross profit increased $14.3 million, or 57.9%, to $39.0 million from $24.7 million.

     SMITH GROUP. This group consists of an Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in the Austin, Texas area (the "Smith Group"). The Smith family has been in the automotive retailing business since 1917. In 1996, the Smith Group sold 5,983 new vehicles. From 1994 to 1996, the Smith Group's revenues increased by $1.2 million, or 0.6%, to $218.3 million from $217.1 million. During this period, gross profit increased $1.9 million, or 7.0%, to $29.1 million from $27.2 million.

     KINGWOOD GROUP. This group consists of one Honda and one Isuzu dealership in Kingwood, Texas, a suburb of Houston (the "Kingwood Group"). The Honda dealership was established in 1989 and the Isuzu dealership was established in 1996. Mr. Hollingsworth, and John H. Duncan, a director of the Company, own interests in these dealerships. In 1996, the Kingwood Group sold 756 new vehicles. From 1994 to 1996, the Kingwood Group's revenues increased by $4.9 million, or 15.8%, to $35.9 million from $31.0 million. During this period, gross profit increased $1.5 million, or 39.5%, to $5.3 million from $3.8 million.

     Group 1 Automotive was incorporated in Delaware in December 1995, and its principal executive offices are located at 950 Echo Lane, Suite 350, Houston, Texas. Its telephone number is (713) 467-6268.

                                THE OFFERING (1)

Common Stock offered by the Company...................  shares
Common Stock offered by the Selling Stockholder.......  shares
     Total............................................  shares
Common Stock to be outstanding after the
  Offering(2).........................................  shares
Proposed NYSE Symbol..................................  GPI
Use of Proceeds.......................................  The estimated net proceeds to the Company of
                                                        the Offering will be $       million, of
                                                        which approximately $5.4 million will be used
                                                        to pay the cash portion of the Acquisitions
                                                        and approximately $       million will be
                                                        used to repay outstanding indebtedness. The
                                                        balance will be used for working capital and
                                                        general corporate purposes, including
                                                        potential acquisitions. See "Certain
                                                        Transactions" and "Use of Proceeds".

---------------

(1) Assumes that the Underwriters' over-allotment option is not exercised.

(2) Includes 9,123,890 shares of Common Stock to be issued in connection with the Acquisitions. Excludes 565,000 shares of Common Stock subject to options
    granted under the Company's 1996 Stock Incentive Plan,           shares of
    Common Stock subject to options to be granted under the Company's 1996 Stock Incentive Plan upon completion of the Offering and an additional shares of Common Stock reserved for issuance under the 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan".

                                  RISK FACTORS

     See "Risk Factors" beginning on page 11 for a description of certain risks relevant to an investment in the Common Stock.

                             SUMMARY FINANCIAL DATA

     Group 1 Automotive will acquire the Founding Groups immediately prior to the consummation of the Offering. For financial statement purposes, the Howard Group, has been identified as the accounting acquiror. The following summary financial data presents, for the year ended December 31, 1996, and as of and for the three months ended March 31, 1997, certain historical and pro forma data for the Founding Groups. See "Selected Financial Data" and the Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                    --------------------------------------------------------
                                     HOWARD     MCCALL     SMITH     KINGWOOD   PRO FORMA(1)
                                    --------   --------   --------   --------   ------------
                                    (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales...............  $164,979   $166,382   $124,174   $13,784      $469,318
  Used vehicle sales..............    88,477     90,895     60,579    18,075       258,027
  Parts & service sales...........    21,173     24,454     28,631     2,925        77,184
  Other dealership revenues,
     net..........................     7,387      6,811      4,895     1,165        21,117
                                    --------   --------   --------   -------      --------
     Total revenues...............   282,016    288,542    218,279    35,949       825,646
Cost of sales.....................   244,396    249,560    189,169    30,640       712,772
                                    --------   --------   --------   -------      --------
     Gross profit.................    37,620     38,982     29,110     5,309       112,874
Goodwill amortization.............        98         --         67        --         1,039
Selling, general and
  administrative expenses.........    30,670     35,072     23,644     3,997        93,566
                                    --------   --------   --------   -------      --------
     Income from operations.......     6,852      3,910      5,399     1,312        18,269
Other income and expense
  Interest expense, net...........    (1,194)    (2,748)    (1,710)     (439)       (2,582)
  Other income (expense), net.....       (69)       (45)       223        67           175
                                    --------   --------   --------   -------      --------
     Income before taxes..........     5,589      1,117      3,912       940        15,862
Provision for income taxes........       382        178        678        41         6,635
                                    --------   --------   --------   -------      --------
     Net income...................  $  5,207   $    939   $  3,234   $   899      $  9,227
                                    ========   ========   ========   =======      ========
Earnings per share................
Weighted average shares
  outstanding.....................
OTHER DATA:
Gross margin......................     13.3%      13.5%      13.3%     14.8%         13.7%
Operating margin..................      2.4%       1.4%       2.5%      3.6%          2.2%
Pre-tax margin....................      2.0%       0.4%       1.8%      2.6%          1.9%

Retail new vehicles sold..........     8,181      6,458      5,983       756        21,378
Retail used vehicles sold.........     7,779      4,496      3,844     1,101        17,220

                                         FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
                                       ----------------------------------------------------------
                                        HOWARD     MCCALL     SMITH     KINGWOOD    PRO FORMA(1)
                                       --------   --------   --------   ---------   ------------
                                        (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales..................   $38,248    $39,028    $36,149     $3,993       $117,418
  Used vehicle sales.................    25,606     26,949     16,377      4,285         73,216
  Parts & service sales..............     5,413      6,011      6,983        623         19,030
  Other dealership revenues, net.....     1,841      1,764      1,425        251          5,638
                                        -------    -------    -------     ------       --------
     Total revenues..................    71,108     73,752     60,934      9,152        215,302
Cost of sales........................    61,756     63,953     52,484      7,805        185,726
                                        -------    -------    -------     ------       --------
     Gross profit....................     9,352      9,799      8,450      1,347         29,576
Goodwill amortization................        10         --          7         --            254
Selling, general and administrative
  expenses...........................     8,012      8,911      6,868      1,134         25,288
                                        -------    -------    -------     ------       --------
     Income from operations..........     1,330        888      1,575        213          4,034
Other income and expense
  Interest expense, net..............      (379)      (283)      (447)       (64)          (305)
  Other income (expense), net........        14        (31)        (5)        --            (22)
                                        -------    -------    -------     ------       --------
     Income before taxes.............       965        574      1,123        149          3,707
Provision (benefit) for income
  taxes..............................       (39)       230        209          7          1,558
                                        -------    -------    -------     ------       --------
     Net income......................   $ 1,004    $   344    $   914     $  142       $  2,149
                                        =======    =======    =======     ======       ========
Earnings per share...................
Weighted average shares..............
OTHER DATA:
Gross margin.........................     13.2%      13.3%      13.9%      14.7%          13.7%
Operating margin.....................      1.9%       1.2%       2.6%       2.3%           1.8%
Pre-tax margin.......................      1.4%       0.8%       1.8%       1.6%           1.7%
Retail new vehicles sold.............     1,864      1,447      1,933        207          5,451
Retail used vehicles sold............     2,041      1,135      1,039        264          4,479

                                                                    AS OF MARCH 31, 1997
                                                              ---------------------------------
                                                                                  PRO FORMA
                                                              PRO FORMA(3)    AS ADJUSTED(4)(5)
                                                              ------------    -----------------
BALANCE SHEET DATA:
Working capital.............................................    $  1,613
Inventories.................................................     123,650
Total assets................................................     233,025
Total debt..................................................     121,965
Stockholders' equity........................................      57,123

---------------

(1) Pro forma information gives effect to (i) the Acquisitions on an historical basis, (ii) the consummation of the Offering and (iii) certain pro forma adjustments to the historical financial statements. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(2) The individual Founding Groups' Income Statement Data do not total to the Pro Forma total since such individual Founding Groups' Income Statement Data represent historical information before Pro Forma entries.

(3) Gives effect to the Acquisitions on an historical basis and certain pro forma adjustments. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(4) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting".

(5) Gives effect to the sale of the shares offered by the Company hereby and the application of the net proceeds therefrom. See "Use of Proceeds".

                SUMMARY INDIVIDUAL FOUNDING GROUP FINANCIAL DATA

     The following table presents certain summary financial data for each of the Founding Groups.

                                                                       THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,            MARCH 31,
                                      ------------------------------   -------------------
                                        1994     1995(1)    1996(1)      1996     1997(1)
                                      --------   --------   --------   --------   --------
                                              (IN THOUSANDS)               (UNAUDITED)
HOWARD GROUP:
  Revenues..........................  $227,259   $254,003   $282,016    $62,533    $71,108
  Gross profit......................    28,267     32,230     37,620      8,654      9,352
  Selling, general and
     administrative expenses........    24,253     26,166     30,768      6,818      8,022
  Income from operations............     4,014      6,064      6,852      1,836      1,330
MCCALL GROUP:
  Revenues..........................  $177,320   $218,888   $288,542    $62,693    $73,752
  Gross profit......................    24,747     30,157     38,982      8,660      9,799
  Selling, general and
     administrative expenses........    22,477     27,752     35,072      7,835      8,911
  Income from operations............     2,270      2,405      3,910        825        888
SMITH GROUP:
  Revenues..........................  $217,077   $221,258   $218,279    $49,746    $60,934
  Gross profit......................    27,157     28,593     29,110      6,919      8,450
  Selling, general and
     administrative expenses........    21,727     22,824     23,711      5,577      6,875
  Income from operations............     5,430      5,769      5,399      1,342      1,575
KINGWOOD GROUP:
  Revenues..........................  $ 31,036   $ 34,459   $ 35,949    $ 8,542    $ 9,152
  Gross profit......................     3,837      4,589      5,309      1,327      1,347
  Selling, general and
     administrative expenses........     3,277      3,569      3,997        966      1,134
  Income from operations............       560      1,020      1,312        361        213

---------------

(1) The Company anticipates reductions in selling, general and administrative expenses and cost of sales and increases in other dealership revenue from reductions in salary, benefits and other payments to the owners of the Founding Groups to which the owners have agreed to upon the consummation of the Acquisitions. These reductions are not reflected in the financial data presented and would have resulted in a reduction in expenses of the combined Founding Groups of approximately $4.3 million in 1995 and $5.1 million in 1996 and $1.1 million for the three months ended March 31, 1997.

                                    RISK FACTORS

     Prospective purchasers should carefully consider the following factors, as well as the other information and financial data contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

ABSENCE OF COMBINED OPERATING HISTORY

     Group 1 Automotive, which was incorporated in December 1995, has conducted no operations to date other than in connection with the Acquisitions and the Offering. The Founding Groups have been operated and managed as separate independent entities to date, and the Company's future operating results will depend in part on its ability to integrate the operations of these businesses and manage the combined enterprise. The Company's management group has been assembled only recently, and there can be no assurance that the management group will be able to effectively and profitably integrate the Founding Groups and any future acquisitions, or to effectively manage the combined entity. The inability of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

MANUFACTURERS' CONTROL OVER DEALERSHIPS

     Each of the Company's dealerships sells automobiles pursuant to franchise agreements with automobile manufacturers or authorized distributors of the manufacturers ("Manufacturers"). Through the terms and conditions of these franchise agreements, Manufacturers exert considerable influence over the operations of the Company's dealerships. Each of the franchise agreements includes provisions for the termination or non-renewal of the manufacturer-dealer relationship for a variety of causes including any unapproved change of ownership or management and other material breaches of the franchise agreement. The loss of one or more of the Company's franchise agreements could have a material adverse effect on the Company's business, financial condition and results of operations.

     A number of Manufacturers impose restrictions on the Company. These restrictions include prohibitions on (i) the acquisition of 20% or more of the Common Stock by any one person who in the opinion of the Manufacturer is unqualified to own a dealership of such Manufacturer or has interests incompatible with the Manufacturer, (ii) certain extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in the Board of Directors or management of the Company which could have a material adverse effect on the Manufacturer's image or reputation or could be materially incompatible with the Manufacturer's interests; (iii) the removal of a dealership general manager without the consent of the Manufacturer; and (iv) the use of dealership facilities to sell or service new vehicles of other Manufacturers. If the Company is unable to comply with these restrictions, the Company generally must (i) sell the assets of the dealerships to the Manufacturer or to a third party acceptable to the Manufacturer, or (ii) terminate the dealership agreements with the Manufacturer.

     Unlike any of the other Manufacturers, American Honda Motor Co., Inc. ("American Honda") has stated to the Company that its policy on public ownership requires that (i) public ownership of the Common Stock of the Company not exceed 49% of the outstanding Common Stock of the Company; (ii) more than 50% of the Common Stock of the Company be owned by persons approved by American Honda and transfer of any of these shares be subject to American Honda's prior approval;
(iii) American Honda has the right to approve each stockholder of the Company who owns 5% or more of the Company's Common Stock; and (iv) certain individuals must personally indemnify American Honda for any stockholder litigation in connection with the registration of the Company's securities. Although the Company has notified American Honda that these restrictions impose an unreasonable burden on the Company and its principal stockholders, the Company and American Honda are continuing to negotiate with respect to these matters. Except for the restrictions listed above, the Company has generally agreed with the other requirements of American Honda's policy on public ownership. If the Company is unable to negotiate a satisfactory agreement with American Honda, American Honda may withhold its consent to the acquisition of the Honda dealerships by the Company. If the Company is required to dispose of its

Honda dealerships or terminate its franchise agreements with American Honda, any such requirement could have a material adverse effect on the Company.

     Many Manufacturers attempt to measure customers' satisfaction with automobile dealerships through systems generally known as the customer satisfaction index ("CSI"). These Manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and other matters, including the participation by a dealership in incentive programs. Certain dealerships of the Company have had difficulty from time to time meeting their Manufacturers' CSI standards. The components of the various Manufacturer CSI scores have been modified from time to time in the past, and there is no assurance that such components will not be further modified or replaced by different systems in the future. Failure of the Company's dealerships to comply with the CSI standards imposed by the Manufacturers at any given time may have a material adverse effect on the Company.

     Prior approval of the relevant Manufacturers is required with respect to acquisitions of automobile dealerships, and a Manufacturer may deny the Company's application to make an acquisition or seek to impose further restrictions on the Company as a condition to granting approval of an acquisition. See "-- Dependence on Acquisitions for Growth". Certain state laws, however, limit the ability of the Manufacturers to reject proposed transfers of dealerships, notwithstanding the terms of any dealer or franchise agreement. See "Business -- Franchise Agreements".

DEPENDENCE ON AUTOMOBILE MANUFACTURERS

     The success of each of the Company's dealerships is highly dependent upon the overall success of the line of vehicles that each dealership sells. New vehicles manufactured by Toyota Motor Corp. ("Toyota Motor"), General Motors Corporation ("GM"), Honda Motor Co., Ltd. ("Honda Motor"), Nissan Motor Co., Ltd. ("Nissan Motor"), and Chrysler Corporation accounted for approximately 34%, 17%, 16%, 14% and 9%, respectively, of the Company's new vehicle sales for 1996. No other Manufacturer accounted for more than 3% of new vehicle sales revenues of the Company during 1996.

     The Company's business is affected to varying degrees by the demand for its Manufacturers' vehicles, and by the financial condition, management, marketing, production and distribution capabilities of such Manufacturers. In addition, the timing, structure and amount of Manufacturer incentives may impact the timing and profitability of the Company's sales transactions. Events such as labor disputes and other production disruptions, that may adversely affect a Manufacturer may also adversely affect the Company. Similarly, the delivery of vehicles from Manufacturers later than scheduled, which may occur particularly during periods of new product introductions, can lead to reduced sales during such periods. Moreover, any event that causes adverse publicity involving such Manufacturers may have an adverse effect on the Company regardless of whether such event involves any of the Company's dealerships.

     The Company also depends on its Manufacturers to provide it with a desirable mix of new vehicles. The most popular vehicles generally produce the highest profit margins and are frequently the most difficult to obtain from the Manufacturers. In some instances, in order to obtain additional allocations of these vehicles, the Company may elect to purchase a larger number of less desirable models than it would otherwise purchase. Sales of less desirable models may result in lower profit margins than sales of the more popular vehicles. If the Company is unable to obtain sufficient quantities of the most popular models its profitability may be adversely affected.

     The Company's franchise agreements with its Manufacturers do not give the Company the exclusive right to sell a Manufacturer's product within a given geographic area. Accordingly, a Manufacturer could grant another dealer a franchise to start a new dealership in proximity to one or more of the Company's locations or an existing dealer could move its dealership to a location which would compete directly with the Company, although certain state laws provide a mechanism for challenging such action in advance through administrative or legal proceedings. If the Company cannot prevent a Manufacturer from granting a new franchise near to one of the Company's dealerships, such grant could have a material adverse effect on the Company and its operations.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     Growth in the Company's revenues and earnings will depend significantly on the Company's ability to acquire and consolidate profitable dealerships. There can be no assurance that the Company will be able to identify, acquire or profitably manage and integrate additional dealerships, if any, into the Company, or that it will be able to do so without substantial costs, delays or other operational or financial problems. In addition, increased competition for acquisition candidates may develop, which could result in fewer acquisition opportunities available to the Company and/or higher acquisition prices. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of resources and management's attention, inability to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is required to obtain the consent of the applicable Manufacturer prior to the acquisition of any dealership franchise. In determining whether to approve an acquisition, the Manufacturers may consider many factors, including the financial condition, ownership structure and CSI scores of the Company. In addition, Manufacturers may limit the number of such Manufacturers' dealerships that may be owned by the Company or the number that may be owned in a particular geographic area. For example, Toyota Motor currently limits the number of dealerships which may be owned by any one group to seven Toyota and three Lexus dealerships and restricts the number of dealerships that may be owned within certain geographic areas. Toyota Motor further requires that at least nine months elapse between acquisitions. Similarly, it is currently the policy of American Honda to restrict any company from holding more than seven Honda or more than three Acura franchises and to restrict the number of franchises held within certain geographic areas. Toyota Motor and American Honda also prohibit ownership of contiguous dealerships and the dualing of a franchise with any other brand without their consent. Ford Motor Company ("Ford Motor") currently limits the number of dealerships to the greater of (a) 15 Ford and 15 Lincoln Mercury dealerships, or (b) the number of dealerships with total retail sales of new vehicles in the preceding calendar year that would equal not more than 5% of total Ford and Lincoln Mercury vehicles sold at retail in the United States during that year, which number may not exceed 33 1/3% of the dealerships in any Ford Motor defined market area. Chrysler Corporation currently limits the number of dealerships that may be owned by the Company to a total of ten dealerships selling Chrysler Corporation vehicles in the United States, with no more than six dealerships in the same sales zone and no more than two dealerships in the same metropolitan market, provided that such two dealerships are different vehicle brands. The Company currently owns two Toyota, one Lexus, three Honda, two Acura, one Lincoln, one Mercury, one Dodge, one Jeep, one Chrysler, one Plymouth and one Eagle franchise. The Company's ability to obtain consents from Manufacturers to acquire their franchises will directly affect its ability to implement its growth strategy.

RISKS RELATED TO ACQUISITION FINANCING; FUTURE CAPITAL REQUIREMENTS

     The Company currently intends to finance future acquisitions by issuing shares of its Common Stock as full or partial consideration for acquired dealerships. The extent to which the Company will be able or willing to issue Common Stock for acquisitions will depend on the market value of the Common Stock from time to time and the willingness of potential acquisition candidates to accept Common Stock as part of the consideration for the sale of their businesses. Since the Company will focus initially on large "platform" acquisitions, it is possible that the Company will issue a significant number of additional shares of Common Stock in connection with such acquisitions in the near future. Such additional shares of Common Stock could be as much as, or more than, the number of outstanding shares of Common Stock after giving effect to the Offering. To the extent that the Company is unable or unwilling to do so, the Company may be required to use available cash or other sources of debt or equity financings. The Company is currently negotiating a bank credit facility (the "Credit Facility") with a major bank. It is anticipated that the facility will provide the Company with an unsecured revolving line of credit of up to $75 million which may be used for general corporate purposes, acquisitions, capital expenditures and working capital. No assurance can be given that the net proceeds from the Offering, other existing resources and the Credit Facility will be sufficient to fund its acquisition program and other cash needs, or that the Company will be able to obtain adequate additional capital from other sources. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Combined Founding Groups".

RELIANCE ON KEY PERSONNEL

     The Company depends to a large extent upon the abilities and continued efforts of its executive officers and the senior management of the Founding Groups. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these persons becomes unavailable to continue in such capacity, or if the Company is unable to attract and retain other qualified employees, the Company's business or prospects could be adversely affected. Although the Company has entered into an employment agreement with each of its executive officers, there can be no assurance that any individual will continue in his present capacity with the Company for any particular period of time. See "Management".

SUBSTANTIAL COMPETITION

     The automotive retailing industry is highly competitive with respect to price, service, location and selection. The Company competes with automobile dealerships (including public franchised dealership consolidators), private market buyers and sellers of used vehicles, used vehicle dealerships, other franchised dealerships, service center chains and independent service and repair shops. In recent years, the Company has also faced competition from nontraditional sources such as companies that sell automobiles on the Internet, automobile rental agencies, independent leasing companies, used-car "superstores" and price clubs associated with established consumer agencies such as the American Automobile Association, some of which use non-traditional sales techniques such as one-price shopping. In addition, Ford Motor has announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets. Some of these recent market entrants may have greater financial, marketing and personnel resources than the Company, and/or lower overhead or sales costs. In addition, there can be no assurance that the Company's strategy will be more effective than the strategies of its competitors.

CYCLICALITY

     Sales of motor vehicles, particularly new vehicles, historically have been subject to substantial cyclical variation. The Company believes that the industry is affected by many factors, including general economic conditions, consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales, particularly new vehicle sales, in the future. Any such decline could have a material adverse effect on the Company.

SEASONALITY

     The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in regions of the United States associated with harsh winters. Accordingly, the Company expects its revenues and operating results generally to be lower in its first and fourth quarters than in its second and third quarters.

IMPORTED PRODUCTS

     A significant portion of the Company's new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, the Company's operations are subject to customary risks of importing merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The United States or the countries from which the Company's products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which could affect the Company's operations and its ability to purchase imported vehicles and/or parts.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS

     The Company is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and environmental requirements governing, among other things, discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. The violation of these laws and regulations can result in civil and criminal penalties being levied against the Company or in a cease and desist order against operations that are not in compliance. Future acquisitions by the Company may also be subject to governmental regulation, including antitrust reviews. The Company believes that it substantially complies with all applicable laws and regulations relating to its business, but future laws and regulations may be more stringent and require the Company to incur significant additional costs. See "Business -- Governmental Regulations" and "Business -- Environmental Matters".

ANTI-TAKEOVER EFFECTS OF STOCKHOLDER RIGHTS PLAN AND THE COMPANY'S CHARTER AND BYLAWS

     Prior to the Offering, the Company intends to adopt a stockholder rights plan. This plan and certain provisions of the Company's Certificate of Incorporation, as amended ("Charter"), and Bylaws ("Bylaws") may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable. These include provisions providing for a Board of Directors with staggered, three-year terms, permitting the removal of a director from office only for cause, allowing only the Board of Directors to set the number of directors, requiring super-majority or class voting to effect certain amendments to the Charter and Bylaws, limiting the persons who may call special stockholders' meetings, limiting stockholder action by written consent and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. The Delaware General Corporation Law requires super-majority voting thresholds to approve certain "business combinations" between interested stockholders and the Company which may render more difficult or tend to discourage attempts to acquire the Company. In addition, the Company's Board of Directors has the authority to issue shares of preferred stock ("Preferred Stock") in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of Preferred Stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability to issue Preferred Stock could also have the effect of discouraging unsolicited acquisition proposals, thus affecting the market price of the Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer. In addition, certain of the Company's dealer agreements prohibit the acquisition of 20% or more of the Common Stock of the Company without the consent of the relevant Manufacturers. See "Management -- Executive Officers and Directors", "Principal and Selling Stockholders" and "Description of Capital Stock".

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. Upon consummation of the Acquisitions and the Offering, the Company will
have           shares of Common Stock outstanding (          shares if the
Underwriters' overallotment option is exercised in full). Of these shares, the
          shares of Common Stock offered hereby (          shares if the
Underwriters' overallotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by persons deemed to be "affiliates" of the Company or acting as "underwriters" as those terms are defined in the Securities

Act. The remaining           shares of Common Stock outstanding will be
"restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. Currently, 565,000 shares of Common Stock are issuable under existing stock options granted to certain executive
officers and employees of the Company. Options exercisable for           shares
of Common Stock will be granted to directors and employees under the Company's 1996 Stock Incentive Plan upon completion of the Offering. An additional shares of Common Stock are reserved for issuance to employees and directors of the Company under the Company's 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan", "Description of Capital Stock" and "Shares Eligible for Future Sale".

     In connection with the Acquisitions, each of the stockholders of the Founding Companies, other than the Selling Stockholder with respect to the shares he is selling in the Offering, has agreed not to sell or otherwise dispose of shares of Common Stock received in the Acquisitions for a period of two years from the closing date of the Acquisitions. In addition, the Company, the executive officers and directors of the Company and the Selling Stockholder have agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of the representatives of the Underwriters, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof. See "Shares Eligible for Future Sale" and "Underwriting".

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Application will be made to list the Common Stock on the New York Stock Exchange. However, there can be no assurance that an active trading market will develop subsequent to the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting". Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the automotive retailing industry and general economic and other conditions. Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock.

POSSIBLE VOLATILITY OF PRICE

     The market price of the Common Stock could be subject to wide fluctuations in response to a number of factors, including quarterly variations of operating results, investor perceptions of the Company and automotive retailing industry and general economic and other conditions.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of           shares of Common
Stock offered hereby are estimated to be $     million ($     million if the
Underwriters' over-allotment option is exercised in full) assuming an initial
public offering price of $     per share, the midpoint of the range of the
initial public offering price set forth on the cover page of this Prospectus and after deducting the underwriting discount and estimated expenses of the Offering. Of the net proceeds, approximately $5.4 million will be used to pay the cash portion of the purchase price for the Acquisitions. In addition,
approximately $     million will be used to repay short-term indebtedness with a
weighted average interest rate of approximately   %. The remainder of the net
proceeds will be used for working capital and general corporate purposes, including potential acquisitions.

     The Company intends to pursue acquisitions in the future which will be financed with cash, Common Stock or a combination of both cash and Common Stock. Although the Company has identified and has held preliminary discussions with several potential acquisition candidates, at this time, the Company has no agreements to effect any such acquisitions. The Company is currently negotiating a Credit Facility with a major bank. It is anticipated that the Credit Facility will be an unsecured revolving line of credit of up to $75 million, which may be used for general corporate purposes, acquisitions, capital expenditures and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Combined Founding Groups".

                                DIVIDEND POLICY

     The Company intends to retain all of its earnings to finance the growth and development of its business, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. Any future change in the Company's dividend policy will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. In addition, the Credit Facility will include restrictions on the ability of the Company to pay dividends without the consent of the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Combined Founding Groups" and "Description of Capital Stock".

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997
was $          per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the pro forma tangible net worth of the Company (pro forma tangible assets less pro forma total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the sale of the
          shares offered hereby and the receipt of an assumed $     million of
net proceeds from the Offering (based on an assumed initial public offering
price of $     per share and net of the underwriting discounts and estimated offering expenses), pro forma net tangible book value of the Company at March
31, 1997 would have been $     per share. This represents an immediate increase
in pro forma net tangible book value of $     per share to existing stockholders
and an immediate dilution of $
per share to the new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share before giving
     effect to the Offering.................................  $
  Increase in pro forma net tangible book value per share
     attributable to the Offering...........................
Pro forma net tangible book value per share after giving
  effect to the Offering....................................
                                                                        ------
Dilution per share to new investors.........................            $
                                                                        ======

     The following table sets forth, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid to the Company by existing stockholders and new investors purchasing shares from the Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                   SHARES PURCHASED     TOTAL CONSIDERATION      AVERAGE
                                  ------------------    --------------------    PRICE PER
                                  NUMBER     PERCENT     AMOUNT     PERCENT       SHARE
                                  -------    -------    --------    --------    ---------
Existing stockholders...........                   %     $                 %     $
New investors...................
          Total.................              100.0%     $            100.0%
                                              =====                   =====

     The foregoing computations assume no exercise of outstanding stock options granted under the Company's 1996 Stock Incentive Plan. Options to purchase shares of Common Stock will have been granted under the 1996 Stock
Incentive Plan as of the completion of the Offering, of which           are
exercisable at the initial public offering price per share and 565,000 are
exercisable at $2.90 per share. In addition,           additional shares of
Common Stock are reserved for future issuance under the 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan".

                                 CAPITALIZATION

     The following table sets forth the pro forma capitalization of the Company as of March 31, 1997 and as adjusted to give effect to the issuance and sale of
the           shares of Common Stock offered hereby (at an assumed initial
public offering price of $     per share, the midpoint of the range of the
initial public offering price set forth on the cover page of this Prospectus, and after deducting the underwriting discount and estimated expenses of the Offering) and the application of a portion of the estimated net proceeds therefrom to pay existing indebtedness. See "Use of Proceeds". This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited Pro Forma Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                AS OF MARCH 31, 1997
                                                              ------------------------
                                                                            PRO FORMA
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Short-term debt (including current portion of long-term
  debt).....................................................  $113,866      $
Long-term debt..............................................     8,099
                                                              --------      --------
          Total debt........................................   121,965
Stockholders' equity:
  Preferred Stock, par value $.01 per share, 1,000,000
     shares authorized; no shares issued and outstanding....        --
  Common Stock, par value $.01 per share, 50,000,000 shares
     authorized; 9,573,890 shares issued and outstanding,
     pro forma;           shares issued and outstanding, pro
     forma as adjusted(1)...................................        96
  Additional paid-in capital................................    58,988
  Retained deficit..........................................    (1,961)
                                                              --------      --------
          Total stockholders' equity........................    57,123
                                                              --------      --------
          Total capitalization..............................  $179,088      $
                                                              ========      ========

---------------

(1) Excludes (i) an aggregate of 565,000 shares of Common Stock subject to options granted pursuant to the Company's 1996 Stock Incentive Plan and (ii)
              shares of Common Stock subject to options to be granted to certain employees and directors of the Company upon completion of the Offering under the Company's 1996 Stock Incentive Plan. See "Management -- 1996 Stock Incentive Plan."

                            SELECTED FINANCIAL DATA

     Group 1 Automotive will acquire the Founding Groups immediately prior to the consummation of the Offering. For financial statement presentation purposes, however, the Howard Group has been identified as the accounting acquiror. The following selected historical financial data of the Howard Group as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, have been derived from the audited financial statements of the Howard Group included elsewhere in this Prospectus. The following selected historical financial data for the Howard Group as of December 31, 1992, 1993 and 1994 and for each of the two years in the period ended December 31, 1993 and as of and for the three months ended March 31, 1996 and March 31, 1997, have been derived from the unaudited financial statements of the Howard Group, which have been prepared on the same basis as the audited financial statements and, in the opinion of the Howard Group, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. See the Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                                     THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                                MARCH 31,
                              ---------------------------------------------------------------   ----------------------------
                                                                                       PRO                            PRO
                                                                                      FORMA                          FORMA
                                1992       1993       1994       1995       1996       1996      1996      1997     1997(1)
                              --------   --------   --------   --------   --------   --------   -------   -------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues
    Sales...................  $124,892   $163,324   $221,095   $247,615   $274,629   $804,529   $60,625   $69,267   $209,664
    Other dealership
      revenues, net.........     3,044      3,928      6,164      6,388      7,387     21,117     1,908     1,841      5,638
                              --------   --------   --------   --------   --------   --------   -------   -------   --------
        Total revenues......   127,936    167,252    227,259    254,003    282,016    825,646    62,533    71,108    215,302
  Cost of sales.............   110,303    146,943    198,992    221,773    244,396    712,772    53,879    61,756    185,726
                              --------   --------   --------   --------   --------   --------   -------   -------   --------
    Gross profit............    17,633     20,309     28,267     32,230     37,620    112,874     8,654     9,352     29,576
  Goodwill amortization.....        21         21         21         27         36      1,039                  10        254
  Selling, general and
    administrative
    expenses................    13,910     16,589     24,232     26,139     30,732     93,566     6,818     8,012     25,288
                              --------   --------   --------   --------   --------   --------   -------   -------   --------
    Income from
      operations............     3,702      3,699      4,014      6,064      6,852     18,269     1,836     1,330      4,034
  Other income and expense
    Interest expense, net...      (847)      (729)    (1,102)    (1,604)    (1,194)    (2,582)     (374)     (379)      (305)
    Other income (expense),
      net...................         6        (28)         9        (81)       (69)       175       (10)       14        (22)
                              --------   --------   --------   --------   --------   --------   -------   -------   --------
    Income before income
      taxes.................     2,861      2,942      2,921      4,379      5,589     15,862     1,452       965      3,707
  Provision (benefit) for
    income taxes............       553        367        768        744        382      6,635       229       (39)     1,558
                              --------   --------   --------   --------   --------   --------   -------   -------   --------
    Net income..............  $  2,308   $  2,575   $  2,153   $  3,635   $  5,207   $  9,227   $ 1,223   $ 1,004   $  2,149
                              ========   ========   ========   ========   ========   ========   =======   =======   ========
  Earnings per share........
  Weighted average shares
    outstanding.............

                                                                                                         AS OF MARCH 31, 1997
                                                                 AS OF DECEMBER 31,                  ----------------------------
                                                  ------------------------------------------------     PRO        PRO FORMA AS
                                                    1992      1993      1994      1995      1996     FORMA(2)   ADJUSTED(2)(3)(4)
                                                  --------   -------   -------   -------   -------   --------   -----------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................  $  2,600   $ 2,435   $ 2,356   $ 4,708   $ 6,436   $  1,613
Inventories.....................................    24,101    23,180    34,699    39,573    47,674    123,650
Total assets....................................    32,938    32,955    51,124    61,641    72,874    233,025
Total debt, including current portion...........    23,355    21,199    31,601    37,320    42,887    121,965
Stockholders' equity............................     3,779     3,637     5,346     8,620    12,210     57,123

---------------

(1) Gives effect to (i) the Acquisitions on an historical basis (ii) the consummation of the Offering and (iii) certain pro forma adjustments to the historical financial statements. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(2) Gives effect to the Acquisitions on an historical basis and certain pro forma adjustments. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(3) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting".

(4) Gives effect to the sale of the shares offered by the Company hereby and the application of the net proceeds therefrom. See "Use of Proceeds".

                             SUMMARY FINANCIAL DATA

     Group 1 Automotive will acquire the Founding Groups immediately prior to the consummation of the Offering. For financial statement purposes, however, the Howard Group, has been identified as the accounting acquiror. The following summary financial data presents, for the year ended December 31, 1996, and as of and for the three months ended March 31, 1997, certain historical and pro forma data for the Founding Groups. See "Selected Financial Data" and the Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                                       ------------------------------------------------------------
                                        HOWARD      MCCALL      SMITH      KINGWOOD    PRO FORMA(1)
                                       --------    --------    --------    --------    ------------
                                         (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales..................  $164,979    $166,382    $124,174    $13,784       $469,318
  Used vehicle sales.................    88,477      90,895      60,579     18,075        258,027
  Parts & service sales..............    21,173      24,454      28,631      2,925         77,184
  Other dealership revenues, net.....     7,387       6,811       4,895      1,165         21,117
                                       --------    --------    --------    -------       --------
     Total revenues..................   282,016     288,542     218,279     35,949        825,646
Cost of sales........................   244,396     249,560     189,169     30,640        712,772
                                       --------    --------    --------    -------       --------
     Gross profit....................    37,620      38,982      29,110      5,309        112,874
Goodwill amortization................        98          --          67         --          1,039
Selling, general and administrative
  expenses...........................    30,670      35,072      23,644      3,997         93,566
                                       --------    --------    --------    -------       --------
     Income from operations..........     6,852       3,910       5,399      1,312         18,269
Other income and expense
  Interest expense, net..............    (1,194)     (2,748)     (1,710)      (439)        (2,582)
  Other Income (expense), net........       (69)        (45)        223         67            175
                                       --------    --------    --------    -------       --------
     Income before taxes.............     5,589       1,117       3,912        940         15,862
Provision for income taxes...........       382         178         678         41          6,635
                                       --------    --------    --------    -------       --------
     Net income......................  $  5,207    $    939    $  3,234    $   899       $  9,227
                                       ========    ========    ========    =======       ========
Earnings per share...................
Weighted average shares
  outstanding........................
OTHER DATA:
Gross margin.........................     13.3%       13.5%       13.3%      14.8%          13.7%
Operating margin.....................      2.4%        1.4%        2.5%       3.6%           2.2%
Pre-tax margin.......................      2.0%        0.4%        1.8%       2.6%           1.9%
New vehicles sold....................     8,181       6,458       5,983        756         21,378
Retail used vehicles sold............     7,779       4,496       3,844      1,101         17,220

                                              FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
                                           ------------------------------------------------------------
                                                                                                PRO
                                            HOWARD      MCCALL       SMITH      KINGWOOD     FORMA(1)
                                           ---------   ---------   ---------   ----------   -----------
                                             (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues
  New vehicle sales......................    $38,248     $39,028     $36,149      $3,993      $117,418
  Used vehicle sales.....................     25,606      26,949      16,377       4,285        73,216
  Parts & service sales..................      5,413       6,011       6,983         623        19,030
  Other dealership revenues, net.........      1,841       1,764       1,425         251         5,638
                                             -------     -------     -------      ------      --------
     Total revenues......................     71,108      73,752      60,934       9,152       215,302
Cost of sales............................     61,756      63,953      52,484       7,805       185,726
                                             -------     -------     -------      ------      --------
     Gross profit........................      9,352       9,799       8,450       1,347        29,576
Goodwill amortization....................         10          --           7          --           254
Selling, general and administrative
  expenses...............................      8,012       8,911       6,868       1,134        25,288
                                             -------     -------     -------      ------      --------
     Income from operations..............      1,330         888       1,575         213         4,034
Other income and expense
  Interest expense, net..................       (379)       (283)       (447)        (64)         (305)
  Other Income (expense), net............         14         (31)         (5)         --           (22)
                                             -------     -------     -------      ------      --------
     Income before taxes.................        965         574       1,123         149         3,707
Provision (benefit) for income taxes.....        (39)        230         209           7         1,558
                                             -------     -------     -------      ------      --------
     Net income..........................    $ 1,004     $   344     $   914      $  142      $  2,149
                                             =======     =======     =======      ======      ========
Earnings per share.......................
Weighted average shares..................
OTHER DATA:
Gross margin.............................      13.2%       13.7%       13.9%       14.7%         13.7%
Operating margin.........................       1.9%        1.2%        2.6%        2.3%          1.8%
Pre-tax margin...........................       1.4%        0.8%        1.8%        1.6%          1.7%

New vehicles sold........................      1,864       1,447       1,933         207         5,451
Retail used vehicles sold................      2,041       1,135       1,039         264         4,479

---------------

(1) Pro forma information gives effect to (i) the Acquisitions on an historical basis, (ii) the consummation of the Offering, and (iii) certain pro forma adjustments to the historical financial statements. See Pro Forma Financial Statements and the notes thereto beginning on page F-3 for a description of the pro forma adjustments.

(2) The individual Founding Groups' Income Statement Data do not total to the Pro Forma total since such individual Founding Groups' Income Statement Data represent historical information before Pro Forma entries.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Founding Groups' Financial Statements and related notes thereto and "Selected Financial Data" appearing elsewhere in this Prospectus.

OVERVIEW

     The Company was founded to become a leading operator and consolidator in the highly fragmented automotive industry. The Company owns 30 automobile dealerships located in Texas and Oklahoma. The Company represents 21 American and Asian brands including Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Kia, Lexus, Lincoln, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Suzuki and Toyota. Additionally, the Company provides maintenance and repair services at its 30 dealerships and five collision service centers. The Company utilizes approximately 500 service bays in providing these services. The Company is experiencing significant momentum in its financial results. From 1994 to 1996, the Company's revenues increased by $172.1 million, or 26.4%, to $824.8 million from $652.7 million. During this period, gross profit increased $27.0 million, or 32.1%, to $111.0 million from $84.0 million, to 13.5% from 12.9% of revenues. The Company expects that a significant portion of its future growth will be derived from acquisitions of additional dealerships.

     The Company plans to achieve its goal of becoming a leading consolidator, while maintaining its high operating standards in the automotive retailing industry, by (i) emphasizing growth through acquisitions and (ii) implementing an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, the expansion of higher margin businesses, a commitment to customer service and the implementation of new technology initiatives. By complementing the Company's industry leaders, management talent and proven operating capabilities with its corporate management team which is experienced in achieving and managing long-term growth in a consolidation environment, the Company believes that it is in a strong position to execute this strategy.

     The Company has diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicle sales, parts sales, service sales, collision repair services, finance fees, insurance commissions, extended service contract sales, documentary fees and after-market product sales. Sales revenues include sales to retail customers, other dealers and wholesalers. Other dealership revenue includes revenue from the sale of financing, insurance and extended service contracts, net of a provision for anticipated chargebacks and documentary fees charged to customers.

     The Company's gross profit will vary as the Company's merchandise mix (the mix between new vehicle sales, used vehicle sales, parts and service sales and collision repair services) changes. The gross margin realized by the Company on the sale of its products and services varies between approximately 6.5% and 60.0%, with new vehicle sales generally resulting in the lowest gross margin and parts and service sales generally resulting in the highest gross margin. When the Company's new vehicle sales increase or decrease at a rate greater than the Company's other revenue sources, the Company's gross margin will respond inversely. Factors such as seasonality, weather, cyclicality and manufacturers' advertising and incentives may impact the Company's merchandise mix and, therefore influence the Company's gross margin.

     Selling, general and administrative expenses consist primarily of compensation for sales, administrative, finance and general management personnel, rent, marketing, insurance and utilities. Interest expense consists of interest charges on interest-bearing debt, including floorplan inventory financing, net of interest credits received from certain manufacturers and interest income earned. The Founding Groups have been managed throughout the periods presented as independent private companies and their results of operations reflect different tax structures (S Corporations and C Corporations) which have influenced, among other things, their historical levels of owners' compensation. These owners and certain key employees have agreed to certain reductions in their compensation and benefits in connection with the organization of the Company.

     Group 1 Automotive, which has conducted no operations to date other than in connection with the Offering, intends to integrate certain functions over a period of time and install best practices. This integration and installation of best practices may present opportunities to increase revenues and reduce costs but may also necessitate additional costs and expenditures for corporate administration, including expenses necessary to implement the Company's acquisition strategy. These various costs and possible cost-savings and revenue enhancements may make historical operating results not comparable to, or indicative of, future performance.

RESULTS OF OPERATIONS -- COMBINED FOUNDING GROUPS

     The combined Founding Groups' statements of operations data for 1994, 1995 and 1996 and the three months ended March 31, 1996, and March 31, 1997, do not purport to present the combined Founding Groups in accordance with generally accepted accounting principles, but represent a summation of the revenues, cost of sales, gross profit and selling, general and administrative expenses of the individual Founding Groups on an historical basis excluding the effects of pro forma adjustments. This data will not be comparable to and may not be indicative of the Company's post-combination results of operations because (i) the Founding Groups were not under common control of management and had different tax structures (S Corporations and C Corporations) during the periods presented and
(ii) the Company will use the purchase method to establish a new basis of accounting to record the Acquisitions.

     The following table sets forth certain unaudited combined data of the Founding Groups on an historical basis and excludes the effects of pro forma adjustments for the periods indicated:

       COMBINED FOUNDING GROUPS STATEMENTS OF OPERATIONS DATA (UNAUDITED)

                                                        YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                             1994                 1995                 1996
                                      ------------------   ------------------   ------------------
                                       AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                      --------   -------   --------   -------   --------   -------
                                                         (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales..................  $391,709     60.0%   $422,348     58.0%   $469,318     56.9%
 Used vehicle sales.................   184,179     28.2     222,373     30.5     258,027     31.3
 Parts and service sales............    61,024      9.4      65,599      9.0      77,184      9.3
 Other dealership revenues, net.....    15,780      2.4      18,288      2.5      20,258      2.5
                                      --------   ------    --------   ------    --------   ------
       Total revenues...............   652,692    100.0     728,608    100.0     824,787    100.0
Cost of sales.......................   568,684     87.1     633,039     86.9     713,765     86.5
                                      --------   ------    --------   ------    --------   ------
Gross profit........................    84,008     12.9      95,569     13.1     111,022     13.5
Selling, general and administrative
 expenses...........................  $ 71,734     11.0%   $ 80,311     11.0%   $ 93,549     11.3%

                                           THREE MONTHS ENDED MARCH 31,
                                      ---------------------------------------
                                             1996                 1997
                                      ------------------   ------------------
                                       AMOUNT    PERCENT    AMOUNT    PERCENT
                                      --------   -------   --------   -------
                                              (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales..................  $ 99,161     54.0%   $117,418     54.6%
 Used vehicle sales.................    61,617     33.6      73,217     34.1
 Parts and service sales............    17,694      9.6      19,030      8.9
 Other dealership revenues, net.....     5,042      2.8       5,281      2.4
                                      --------   ------    --------   ------
       Total revenues...............   183,514    100.0     214,946    100.0
Cost of sales.......................   157,954     86.1     185,998     86.5
                                      --------   ------    --------   ------
Gross profit........................    25,560     13.9      28,948     13.5
Selling, general and administrative
 expenses...........................  $ 21,196     11.6%   $ 24,942     11.6%

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
     1996

     REVENUES. Revenues increased $31.4 million, or 17.1%, from $183.5 million for the three months ended March 31, 1996 to $214.9 million for the three months ended March 31, 1997. New vehicle sales increased $18.2 million, or 18.3%, from $99.2 million for the three months ended March 31, 1996 to $117.4 million for the three months ending March 31, 1997. The increase is primarily attributable to new franchise operations, strong customer acceptance of the Company's products, particularly Lexus and Nissan, and successful marketing efforts. The new franchise operations include a Dodge franchise acquired by the Howard Group in May 1996 ("Howard Dodge") and a new Nissan franchise awarded to the Smith Group during 1996. Used vehicle sales increased $11.6 million, or 18.8%, from $61.6 million for the three months ended March 31, 1996 to $73.2 million for the three months ended March 31, 1997. This increase is primarily attributable to the new franchise operations and successful marketing efforts. Parts and service sales increased $1.3 million, or 7.3%, from $17.7 million for the three months ended March 31, 1996 to $19.0 million for the three months ended March 31, 1997. The increase is attributable to the new franchise operations.

     GROSS PROFIT. Gross profit increased $3.3 million, or 12.9% from $25.6 million for the three months ended March 31, 1996 to $28.9 million for the three months ended March 31, 1997. The increase is attributable to increased sales offset by a reduced gross margin. The gross margin declined from 13.9% for the three months ended March 31, 1996 to 13.5% for the three months ended March 31, 1997. The reduced gross margin is the result of new and used vehicle sales being a greater percentage of total revenue.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $3.7 million, or 17.5%, from $21.2 million for the three months ended March 31, 1996 to $24.9 million for the three months ended March 31, 1997. The increase is primarily attributable to the new franchise operations and to variable incentive pay to employees which is related directly to the increase in revenues. As a percentage of revenues, selling, general and administrative expenses remained constant at 11.6% for each of the three month periods.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues increased $96.2 million, or 13.2%, from $728.6 million for the year ended December 31, 1995 to $824.8 million for the year ended December 31, 1996. New vehicle revenues increased $47.0 million, or 11.1%, from $422.3 million for the year ended December 31, 1995 to $469.3 million for the year ended December 31, 1996. This increase is primarily attributable to increased sales at all but one of the Founding Groups with the McCall Group accounting for $40.6 million of the increase. New and expanded franchise operations, primarily the Howard Group's new Dodge franchise, successful marketing efforts and strong customer acceptance of the Company's products, particularly Toyota, Lexus and Chevrolet, contributed to the increase. The Smith Group had an $8.0 million decline in new vehicle revenues caused by reduced unit sales at its Dallas Nissan franchise. Used vehicle revenues increased $35.6 million, or 16.0%, from $222.4 million for the year ended December 31, 1995 to $258.0 million for the year ended December 31, 1996. All of the Founding Groups' had increases in used vehicle revenues with the McCall Group accounting for $22.6 million of the increase. The increase is attributable primarily to expanded operations at McCall Toyota, a strong used vehicle market and successful marketing efforts. Parts and service sales increased $11.6 million, or 17.7%, from $65.6 million for the year ended December 31, 1995 to $77.2 million for the year ended December 31, 1996. The increase is primarily attributable to new and expanded operations at McCall Lexus, and increased vehicle sales.

     GROSS PROFIT. Gross profit increased $15.4 million, or 16.1%, from $95.6 million for the year ended December 31, 1995 to $111.0 million for the year ended December 31, 1996. The increase is attributable to increased revenues and an increase in gross margin from 13.1% for the year ended December 31, 1995 to 13.5% for the year ended December 31, 1996. The increase in gross margin is primarily due to a change in the merchandise mix as parts and service sales became a greater percentage of total revenues. Additionally, gross margin on new retail vehicle sales increased from 6.8% for the year ended December 31, 1995 to 7.1% for the year ended December 31, 1996. The gross margin on used retail vehicle sales increased from 9.5% for the year ended December 31, 1995, to 9.7% for the year ended December 31, 1996. However, gross margin on parts and service sales decreased from 47.9% for the year ended December 31, 1995 to 46.6% for the year ended December 31, 1996.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $13.2 million, or 16.4%, from $80.3 million for the year ended December 31, 1995 to $93.5 million for the year ended December 31, 1996. The increase is directly related to the increase in revenues and the expenses associated with two new franchises awarded in 1996. As revenues increase, the Company generally incurs a greater amount of variable incentive pay to employees. Additionally, the Company invested more in marketing, which directly contributed to the increased revenue. As a percentage of revenues, selling, general and administrative expenses increased from 11.0% for the year ended December 31, 1995 to 11.3% for the year ended December 31, 1996.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues increased $75.9 million, or 11.6%, from $652.7 million for the year ended December 31, 1994 to $728.6 million for the year ended December 31, 1995. New vehicle revenues increased $30.6 million, or 7.8% from $391.7 million for the year ended December 31, 1994 to $422.3 million for the year ended December 31, 1995. The increase is the result of increased sales at all but one of the Founding Groups. The increase in revenue is attributable to new franchise operations at Bob Howard Honda/Acura which was acquired during 1994, successful marketing efforts and strong customer acceptance of the Company's products. Used vehicle revenues increased $38.2 million, or 20.7%, from $184.2 million for the year ended December 31, 1994 to $222.4 million for the year ended December 31, 1995. The increase is primarily attributable to the new franchise operations and successful marketing efforts. Parts and service sales increased $4.6 million, or 7.5%, from $61.0 million for the year ended December 31, 1994 to $65.6 million for the year ended December 31, 1995. The increase is primarily attributable to the new dealership operations and increased vehicle sales.

     GROSS PROFIT. Gross profit increased $11.6 million, or 13.8%, from $84.0 million for the year ended December 31, 1994 to $95.6 million for the year ended December 31, 1995. The increase is attributable to increased revenues and an improved gross margin. Changes in the merchandise mix and certain product gross margins resulted in the Company's gross margin increasing from 12.9% for the year ended December 31, 1996 to 13.1% for the year ended December 31, 1995. The gross margin on new retail vehicle sales increased from 6.5% for the year ended December 31, 1994 to 6.8% for the year ended December 31, 1995. The gross margin for used retail vehicle sales declined from 9.9% for the year ended December 31, 1994 to 9.5% for the year ended December 31, 1995. Parts and service gross margin increased from 47.2% for the year ended December 31, 1994 to 47.9% for the year ended December 31, 1995.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $8.6 million, or 12.0%, from $71.7 million for the year ended December 31, 1994 to $80.3 million for the year ended December 31, 1995. The increase is primarily attributable to the new franchise operations and increased variable incentive pay to employees and additional marketing expenses. As a percentage of revenues, selling, general and administrative expenses remained constant at 11.0% of total revenues over the same period.

LIQUIDITY AND CAPITAL RESOURCES -- COMBINED FOUNDING GROUPS

     The Company's principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

  CASH FLOWS

     On a combined basis, the Founding Groups generated net cash flow provided by operating activities of $3.9 million, $14.4 million and $6.4 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $(11.0) million and $(3.2) million for the three months ended March 31, 1996 and March 31, 1997, respectively. Net income plus depreciation and amortization is the primary source of cash flow from operating activities. Net cash flow from operating activities declined from $14.4 million for the year ended December 31, 1995, to $6.4 million for the year ended December 31, 1996. The decline is primarily due to the usage of funds by the McCall Group to pay down floor plan notes payable and to increase inventories to support strong sales growth. Net cash flow from operating activities improved from $(11.0) million for the three months ended March 31, 1996 to $(3.2) million for the three months ended March 31, 1997. The improvement is due primarily to the McCall Group investing significantly in increased inventory during the three months ended March 31, 1996.

     Net cash used in investing activities by the Founding Groups on a combined basis was $3.4 million, $1.9 million and $6.9 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $0.7 million and $0.8 million for the three months ended March 31, 1996 and March 31, 1997, respectively. Most of the cash used in investing activities during these periods was used to purchase property and equipment for the McCall Group Lexus franchise's new collision service center added in 1995, showroom expansions at both of the McCall Group franchises, facility improvements and equipment purchases for certain of the Smith Group dealerships and franchise acquisitions at the Howard Group in 1994 and 1996.

     Net cash used in financing activities by the Founding Groups on a combined basis was $1.4 million, $2.3 million and $3.6 million for the years ended December 31, 1994, 1995 and 1996, respectively and $1.6 million and $1.7 million for the three months ended March 31, 1996 and March 31, 1997, respectively. The majority of the cash used in financing activities during these periods was for net repayments of long-term debt and distributions to stockholders offset by cash provided by stock issuances. The combined cash and cash equivalents of the Founding Groups decreased $4.1 million from $38.9 million at December 31, 1995 to $34.8 million at December 31, 1996. This decrease is primarily due to significant net pay downs on floor plan notes payable, increased investments in inventories and property and equipment and payment of dividends.

  ACQUISITION LINE OF CREDIT

     The Company is currently negotiating for a credit facility with a major bank. It is anticipated that the facility will provide the Company with an unsecured revolving line of credit of up to $75 million which may be used for general corporate purposes, acquisitions, capital expenditures and working capital. Loans under this commitment will bear interest at a designated variable
base rate plus margins ranging from      to      basis points. At the Company's
option, the loans may bear interest based on a designated London Interbank
Offering Rate plus a margin ranging from      to      basis points. It is
anticipated that the line of credit will mature five years from the date the loan is closed.

     The Company intends to pursue attractive acquisition opportunities. The timing, size or success of any acquisition effort and the associated potential capital commitments are currently not known, although, based on current facts and circumstances, management believes the Company's acquisition program will result in the Company's revenues increasing significantly. The Company expects to fund future acquisitions primarily through a combination of working capital, cash flow from operations, borrowings and issuance of additional equity and/or long-term debt obligations. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations and to implement its acquisition strategy.

  FLOORPLAN FINANCING

     Currently, the Founding Groups' floorplan financing is provided by seven sources. The Company is negotiating with several lenders to refinance its floorplan debt with more favorable terms. Based on current discussions with these lenders, management expects to use several sources for all of its dealerships' floorplan financing which may include a bank syndicate and/or a captive finance subsidiary of a Manufacturer. Since the Company's credit quality is expected to be enhanced by the Acquisitions and the Offering, management expects the interest rate on its floorplan debt to decrease compared to the interest rates currently being charged to the Founding Groups.

  LEASES

     The Founding Groups lease various facilities and equipment under operating lease agreements, including leases with related parties. In connection with the Acquisitions, the Company intends to replace certain of its leases with new leases that will have terms of 30 years and will be cancelable at the Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases will initially have the same rent as the currently existing leases. See "Certain

Transaction -- Leases". Future minimum lease payments for existing operating leases are as follows: $6.6 million in 1997, $6.5 million in 1998, $6.0 million in 1999, $5.2 million in 2000 and $3.9 million in 2001.

INDIVIDUAL FOUNDING GROUPS

     The selected historical financial information presented in the tables below is derived from the respective audited financial statements of the individual Founding Groups included elsewhere herein. The following discussion should be read in conjunction with the Financial Statements of the Founding Groups and the notes thereto appearing elsewhere in this Prospectus. The financial statements of the Kingwood Group have not been separately included within this Prospectus because the Kingwood Group does not qualify as a significant subsidiary under the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 80 and, accordingly, are not required to be presented. The Kingwood Group's results of operations and statement of financial position are included in the Pro Forma Financial Statements.

     For financial statement presentation purposes, as required by the rules and regulations of the Securities Act, the Howard Group has been identified as the accounting acquiror.

RESULTS OF OPERATIONS -- HOWARD GROUP

     This group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years. Bob Howard opened his first dealership in 1978 which later became the foundation for the Automall ("Automall"). The Automall currently houses the Chrysler, Eagle, GMC, Isuzu, Jeep, Mazda, Plymouth and Pontiac franchises.

     The following table sets forth certain selected financial data and data as a percentage of revenues for the Howard Group for the periods indicated:

                                               YEAR ENDED DECEMBER 31,                          THREE MONTHS ENDED MARCH 31,
                             ------------------------------------------------------------   -------------------------------------
                                    1994                 1995                 1996                1996                1997
                             ------------------   ------------------   ------------------   -----------------   -----------------
                              AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                             --------   -------   --------   -------   --------   -------   -------   -------   -------   -------
                                                                    (DOLLARS IN THOUSANDS)               (UNAUDITED)
Revenues:
 New vehicle sales.........  $136,831     60.2%   $151,227     59.5%   $164,979     58.5%   $35,581     56.9%   $38,248     53.8%
 Used vehicle sales........    69,862     30.8      79,448     31.3      88,477     31.4    20,248      32.4    25,606      36.0
 Parts and service sales...    14,402      6.3      16,940      6.7      21,173      7.5     4,796       7.7     5,413       7.6
 Other dealership revenue,
   net.....................     6,164      2.7       6,388      2.5       7,387      2.6     1,908       3.0     1,841       2.6
                             --------   ------    --------   ------    --------   ------    -------   ------    -------   ------
       Total revenues......   227,259    100.0     254,003    100.0     282,016    100.0    62,533     100.0    71,108     100.0
Cost of sales..............   198,992     87.6     221,773     87.3     244,396     86.7    53,879      86.2    61,756      86.8
                             --------   ------    --------   ------    --------   ------    -------   ------    -------   ------
Gross profit...............    28,267     12.4      32,230     12.7      37,620     13.3     8,654      13.8     9,352      13.2
Selling, general and
 administrative expenses...    24,253     10.7      26,166     10.3      30,768     10.9     6,818      10.9     8,022      11.3
                             --------   ------    --------   ------    --------   ------    -------   ------    -------   ------
Income from operations.....     4,014      1.7       6,064      2.4       6,852      2.4     1,836       2.9     1,330       1.9
Other income and expense:
 Interest expense, net.....    (1,102)    (0.5)     (1,604)    (0.6)     (1,194)    (0.4)     (374)     (0.6)     (379)     (0.5)
 Other income (expense)
   net.....................         9       --         (81)    (0.1)        (69)      --       (10)       --        14        --
                             --------   ------    --------   ------    --------   ------    -------   ------    -------   ------
Income before income
 taxes.....................     2,921      1.2       4,379      1.7       5,589      2.0     1,452       2.3       965       1.4
Provision (benefit) for
 income taxes..............       768      0.3         744      0.3         382      0.1       229       0.3       (39)       --
                             --------   ------    --------   ------    --------   ------    -------   ------    -------   ------
Net income.................  $  2,153      0.9%   $  3,635      1.4%   $  5,207      1.9%   $1,223       2.0%   $1,004       1.4%
                             ========   ======    ========   ======    ========   ======    =======   ======    =======   ======

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

     REVENUES. Revenues increased $8.6 million, or 13.8%, from $62.5 million for the three months ended March 31, 1996 to $71.1 million for the three months ended March 31, 1997. New vehicle sales increased $2.6 million, or 7.3%, from $35.6 million for the three months ended March 31, 1996 to $38.2 million for the three months ending March 31, 1997. The increase is primarily attributable to sales generated by Howard Dodge which were partially offset by reduced sales at the Automall. Used vehicle sales increased $5.4 million, or 26.7%, from $20.2 million for the three months ended March 31, 1996 to $25.6 million for the three months ended March 31, 1997. This increase is attributable to sales generated by Howard Dodge in addition to increased sales at all of the Howard Group's other franchises. Parts and service sales increased $0.6 million, or 12.5%, from $4.8 million for the three months ended March 31, 1996 to $5.4 million for the three months ended March 31, 1997. The increase is attributable primarily to sales generated by Howard Dodge.

     GROSS PROFIT. Gross profit increased $0.7 million, or 8.0%, from $8.7 million for the three months ended March 31, 1996 to $9.4 million for the three months ended March 31, 1997. The increase is attributable primarily to increased sales generated by Howard Dodge, offset partially by reduced gross margins at certain of the Howard Group's other franchises. The Howard Group's gross margin declined from 13.8% for the three months ended March 31, 1996 to 13.2% for the three months ended March 31, 1997 due to changes in the merchandise mix.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.2 million or 17.6% from $6.8 million for the three months ended March 31, 1996 to $8.0 million for the three months ended March 31, 1997. The increase is primarily attributable to expenses incurred by Howard Dodge. Selling, general and administrative expenses, as a percentage of total revenues, increased from 10.9% for the three months ended March 31, 1996 to 11.3% for the three months ended March 31, 1997 as Howard Dodge incurred a higher proportion of fixed expenses during its start-up.

     INTEREST EXPENSE, NET. Interest expense, net, remained unchanged from the first three months of 1996 to the first three months of 1997 at $0.4 million. Interest paid in connection with indebtedness incurred to finance the acquisition of Howard Dodge was offset by a slight decline in interest expense, net, at the Howard Group's other franchises.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues increased by $28.0 million, or 11.0% from $254.0 million for the year ended December 31, 1995 to $282.0 million for the year ended December 31, 1996. New vehicle sales increased $13.8 million, or 9.1%, from $151.2 million for the year ended December 31, 1995 to $165.0 million for the year ended December 31, 1996. The increase is primarily attributable to strong sales at the Chevrolet franchise and the acquisition of Howard Dodge, offset by reduced sales at the Automall. Used vehicle revenues increased $9.1 million, or 11.5%, from $79.4 million for the year ended December 31, 1995 to $88.5 million for the year ended December 31, 1996. This increase is attributable to the acquisition of Howard Dodge and the Howard Group's successful marketing efforts at all of the Howard Group's other franchises. Parts and service sales increased $4.3 million, or 25.4%, from $16.9 million for the year ended December 31, 1995 to $21.2 million for the year ended December 31, 1996. The increase is attributable to increased sales at each of the Howard Group's franchises and new sales from the acquisition of Howard Dodge.

     GROSS PROFIT. Gross profit increased by $5.4 million, or 16.8%, from $32.2 million for the year ended December 31, 1995 to $37.6 million for the year ended December 31, 1996. The increase is attributable to increased sales and improvement in the Howard Group's gross profit margin from 12.7% for the year ended December 31, 1995 to 13.3% for the year ended December 31, 1996. The gross margin improved as revenues from parts and service and other dealership revenues became a greater percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATION EXPENSES. Selling, general and administration expenses increased $4.6 million, or 17.6%, from $26.2 million for the year ended December 31, 1995 to $30.8 million for the year ended December 31, 1996. The increase is primarily attributable to costs related to the newly acquired Howard Dodge and variable incentive pay to employees which is related to the increase in revenues. As a percentage of total revenues, selling, general and administrative expenses increased from 10.3% for the year ended December 31, 1995 to 10.9% for the year ended December 31, 1996.

     INTEREST EXPENSE, NET. Interest expense, net, decreased $0.4 million, or 25.0%, from $1.6 million for the year ended December 31, 1995 to $1.2 million for the year ended December 31, 1996. The decrease is attributable to an approximately 50 basis point decrease in the average floorplan interest rate and increased manufacturer assistance, partially offset by interest expense incurred by the newly acquired Howard Dodge.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues increased by $26.7 million, or 11.7%, from $227.3 million for the year ended December 31, 1994 to $254.0 million for the year ended December 31, 1995. New vehicle sales increased $14.4 million, or 10.5%, from $136.8 million for the year ended December 31, 1994 to $151.2 million for the year ended December 31, 1995. The increase is primarily attributable to strong sales growth of the Chevrolet franchise due to strong customer acceptance of Chevrolet products and successful marketing efforts, and the inclusion of a full year of revenues for the Honda and Acura franchises acquired during 1994. Used vehicle sales increased $9.5 million, or 13.6%, from $69.9 million for the year ended December 31, 1994 to $79.4 million for the year ended December 31, 1995. This increase is primarily attributable to successful marketing efforts and the inclusion of a full year of revenues for the Honda and Acura franchises acquired during 1994. Parts and service sales increased $2.5 million or 17.4% from $14.4 million for the year ended December 31, 1994 to $16.9 million for the year ended December 31, 1995. The overall increase is primarily attributable to continued steady growth driven by increased vehicle sales.

     GROSS PROFIT. Gross profit increased by $3.9 million, or 13.8%, from $28.3 million for the year ended December 31, 1994 to $32.2 million for the year ended December 31, 1995. The increase is primarily attributable to increased sales. Additionally, the gross margin improved from 12.4% for the year ended December 31, 1994 to 12.7% for the year ended December 31, 1995 due primarily to parts and service revenues becoming a greater percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.9 million, or 7.8%, from $24.3 million for the year ended December 31, 1994 to $26.2 million for the year ended December 31, 1995. The increase is primarily attributable to variable incentive pay to employees which is related directly to the increase in revenues. Selling, general and administrative expenses declined as a percentage of revenues from 10.7% for the year ended December 31, 1994 to 10.3% for the year ended December 31, 1995.

     INTEREST EXPENSE, NET. Interest expense, net, increased $0.5 million, or 45.5%, from $1.1 million for the year ended December 31, 1994 to $1.6 million for the year ended December 31, 1995. The increase is primarily attributable to an approximately 170 basis point increase in the average floorplan interest rate and an increase in inventory to support growing retail sales.

LIQUIDITY AND CAPITAL RESOURCES -- HOWARD GROUP

     The Howard Group's principal sources of liquidity are cash on hand, cash from operations and floor plan financing.

     The following table sets forth historical selected information from the Howard Group statements of cash flows:

                                                                        THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,           MARCH 31,
                                        ----------------------------    ------------------
                                         1994       1995      1996       1996       1997
                                        -------    ------    -------    -------    -------
                                                          (IN THOUSANDS)   (UNAUDITED)
Net cash provided by (used in)
  operating activities................  $ 4,204    $6,822    $ 7,289    $  (507)   $   126
Net cash used in investing
  activities..........................   (3,032)     (928)    (4,572)      (234)      (147)
Net cash provided by (used in)
  financing activities................     (157)     (520)    (1,558)    (1,390)    (1,128)
                                        -------    ------    -------    -------    -------
Net increase (decrease) in cash and
  cash equivalents....................  $ 1,015    $5,374    $ 1,159    $(2,131)   $(1,149)
                                        =======    ======    =======    =======    =======

  CASH FLOWS

     Total cash and cash equivalents at March 31, 1997, were $10.5 million.

     For the three year period ended December 31, 1996, the Howard Group generated $18.3 million in net cash from operating activities, primarily from net income plus depreciation and amortization. Net cash flow from operating activities remained stable for the years ended December 31, 1995 and December 31, 1996.

     Net cash from operating activities increased from $(506,000) for the three months ended March 31, 1996 to $126,000 for the three months ended March 31, 1997, primarily due to change in inventories and floor plan financing.

     The change in net cash used in investing activities was attributable to purchases of property and equipment and the purchases of the Honda and Acura franchises in 1994 and the Dodge franchise in 1996.

     The change in net cash used in financing activities was primarily attributable to dividends in excess of contributions and stock issuances related to the acquisitions of the Honda, Acura and Dodge franchises.

  FLOORPLAN FINANCING

     The Howard Group currently obtains floorplan financing for its vehicle inventory primarily through General Motors Acceptance Corporation ("GMAC"). The debt bears interest at a rate of prime minus 50 basis points. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2.5 million, $3.7 million and $3.6 million for the year ended December 31, 1994, 1995 and 1996. Manufacturer interest assistance, which is recorded as a reduction to interest expense, totaled approximately $1.4 million, $1.9 million and $2.0 million for the years ended December 31, 1994, 1995 and 1996.

  LEASES

     The Howard Group leases various real estate, facilities and equipment under operating lease agreements, including leases with related parties. In connection with the Acquisitions, the Howard Group intends to replace certain existing leases with leases that have terms of 30 years and will be cancellable at the Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases initially will have the same rent as the existing leases. See "Certain Transactions -- Leases". Future minimum lease payments of existing operating leases are as follows: $2.9 million in 1997, $2.9 million in 1998, $2.5 million in 1999, $2.2 million in 2000 and $1.7 million in 2001.

  OTHER

     The Howard Group had working capital of $6.4 million as of December 31, 1996. Historically, the Howard Group has funded its operations with internally generated cash flow and borrowings from lenders. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations.

RESULTS OF OPERATIONS -- MCCALL GROUP

     This group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new unit sales, and a Lexus dealership, both located in Houston, Texas. Sterling B. McCall, Jr., the principal owner, has been involved in the automotive retailing industry for more than 27 years.

     The following table sets forth certain selected financial data and data as a percentage of revenues for the McCall Group for the periods indicated:

                                                      YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                          1994                  1995                  1996
                                   ------------------    ------------------    ------------------
                                    AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                   --------   -------    --------   -------    --------   -------
                                                       (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales...............  $105,402      59.5%   $125,810      57.5%   $166,382      57.6%
 Used vehicle sales..............    49,872      28.1      68,332      31.2      90,895      31.5
 Parts and service sales.........    17,939      10.1      19,432       8.9      24,454       8.5
 Other dealership revenue, net...     4,107       2.3       5,314       2.4       6,811       2.4
                                   --------    ------    --------    ------    --------    ------
   Total revenues................   177,320     100.0     218,888     100.0     288,542     100.0
Cost of sales....................   152,573      86.0     188,731      86.2     249,560      86.5
                                   --------    ------    --------    ------    --------    ------
Gross profit.....................    24,747      14.0      30,157      13.8      38,982      13.5
Selling, general and
 administrative expenses.........    22,477      12.7      27,752      12.7      35,072      12.1
                                   --------    ------    --------    ------    --------    ------
Income from operations...........     2,270       1.3       2,405       1.1       3,910       1.4
Other expense:
 Interest expense, net...........    (2,463)     (1.4)     (3,215)     (1.5)     (2,748)     (1.0)
 Other expense, net..............        (6)       --         (44)       --         (45)       --
                                   --------    ------    --------    ------    --------    ------
Income (loss) before income
 taxes...........................      (199)     (0.1)       (854)     (0.4)      1,117       0.4
Provision for income taxes.......       232       0.1         283       0.1         178       0.1
                                   --------    ------    --------    ------    --------    ------
Net income (loss)................  $   (431)     (0.2)%    (1,137)     (0.5)%  $    939       0.3%
                                   ========    ======    ========    ======    ========    ======

                                       THREE MONTHS ENDED MARCH 31,
                                   -------------------------------------
                                         1996                1997
                                   -----------------   -----------------
                                   AMOUNT    PERCENT   AMOUNT    PERCENT
                                   -------   -------   -------   -------
                                          (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales...............  $33,956     54.2%   $39,028     52.9%
 Used vehicle sales..............  21,802      34.8    26,949      36.5
 Parts and service sales.........   5,407       8.6     6,011       8.2
 Other dealership revenue, net...   1,528       2.4     1,764       2.4
                                   -------    -----    -------    -----
   Total revenues................  62,693     100.0    73,752     100.0
Cost of sales....................  54,033      86.2    63,953      86.7
                                   -------    -----    -------    -----
Gross profit.....................   8,660      13.8     9,799      13.3
Selling, general and
 administrative expenses.........   7,835      12.5     8,911      12.1
                                   -------    -----    -------    -----
Income from operations...........     825       1.3       888       1.2
Other expense:
 Interest expense, net...........    (785)     (1.3)     (283)     (0.4)
 Other expense, net..............     (14)       --       (31)       --
                                   -------    -----    -------    -----
Income (loss) before income
 taxes...........................      26        --       574       0.8
Provision for income taxes.......       4        --       230       0.3
                                   -------    -----    -------    -----
Net income (loss)................  $   22        --%   $  344       0.5%
                                   =======    =====    =======    =====

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

     REVENUES. Revenues increased $11.1 million, or 17.7%, from $62.7 million for the three months ended March 31, 1996 to $73.8 million for the three months ended March 31, 1997. New vehicle sales increased $5.0 million, or 14.7%, from $34.0 million for the three months ended March 31, 1996 to $39.0 million for the three months ending March 31, 1997. The increase is primarily attributable to successful marketing efforts and continued strong customer support of Toyota and Lexus products. Used vehicle sales increased $5.1 million, or 23.4%, from $21.8 million for the three months ended March 31, 1996 to $26.9 million for the three months ended March 31, 1997. This increase is primarily attributable to successful marketing efforts. Parts and service sales increased $0.6 million, or 11.1%, from $5.4 million for the three months ended March 31, 1996 to $6.0 million for the three months ended March 31, 1997.

     GROSS PROFIT. Gross profit increased $1.1 million, or 12.6%, from $8.7 million for the three months ended March 31, 1996 to $9.8 million for the three months ended March 31, 1997. The increase is due to increased sales offset by a decline in the gross margin from 13.8% for the three months ended March 31, 1996 to 13.3% for the three months ended March 31, 1997. The decline in gross margin is primarily due to used vehicle revenues increasing as a percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expenses increased $1.1 million, or 14.1%, from $7.8 million for the three months ended March 31, 1996 to $8.9 million for the three months ended March 31, 1997. The increase is primarily attributable to variable incentive pay to employees which is related directly to the increase in the revenues. As a percentage of total revenues, selling, general and administrative expenses declined from 12.5% for the three months ended March 31, 1996 to 12.1% for the three months ended March 31, 1997.

     INTEREST EXPENSE, NET. Interest expense, net, decreased $0.2 million, or 25%, from $0.8 million for the three months ended March 31, 1996 to $0.6 million for the three months ended March 31, 1997. The decrease is attributable to increased manufacturer interest assistance.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues increased by $69.6 million, or 31.8%, from $218.9 million for the year ended December 31, 1995 to $288.5 million for the year ended December 31, 1996. New vehicle sales increased $40.6 million, or 32.3%, from $125.8 million for the year ended December 31, 1995 to $166.4 million for the year ended December 31, 1996. The increase is primarily attributable to successful marketing efforts, continued strong customer support of Toyota and Lexus products, the installation of a new management team at the Lexus franchise in February 1996 and showroom expansions at both the Toyota and Lexus franchises in 1996. Used vehicle revenues increased $22.6 million, or 33.1%, from $68.3 million for the year ended December 31, 1995 to $90.9 million for the year ended December 31, 1996. This increase is attributable to successful marketing efforts and the expansion of used vehicle sales facilities at the Toyota franchise during 1996. Parts and service sales increased $5.1 million, or 26.3%, from $19.4 million for the year ended December 31, 1995, to $24.5 million for the year ended December 31, 1996. The increase is primarily attributable to the addition of a state-of-the-art collision service center at the Lexus franchise in late 1995 and increased vehicle sales.

     GROSS PROFIT. Gross profit increased by $8.8 million, or 29.1%, from $30.2 million for the year ended December 31, 1995 to $39.0 million for the year ended December 31, 1996. The increase is attributable to increased sales, net of a minor decline in gross margin from 13.8% for the year ended December 31, 1995 to 13.5% for the year ended December 31, 1996. The slight decline in gross margin is primarily due to an increase in new and used vehicle revenues as a percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $7.3 million, or 26.3%, from $27.8 million for the year ended December 31, 1995 to $35.1 million for the year ended December 31, 1996. The increase is primarily attributable to variable incentive pay to employees and increased marketing expense, both of which are related to the increase in revenues. As a percentage of revenues, selling, general and administrative expenses decreased from 12.7% for the year ended December 31, 1995 to 12.1% for the year ended December 31, 1996 as fixed costs were spread over a larger pool of revenue.

     INTEREST EXPENSE, NET. Interest expense, net, decreased $0.5 million, or 15.6%, from $3.2 million for the year ended December 31, 1995 to $2.7 million for the year ended December 31, 1996. The decrease is attributable to an approximately 50 basis point decrease in the average floorplan interest rate as well as to improved inventory management.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues increased $41.6 million, or 23.5%, from $177.3 million for the year ended December 31, 1994 to $218.9 million for the year ended December 31, 1995. New vehicle sales increased $20.4 million, or 19.4%, from $105.4 million for the year ended December 31, 1994 to $125.8 million for the year ended December 31, 1995. The increase is primarily attributable to successful marketing efforts and continued strong customer support of Toyota products. Used vehicle sales increased $18.4 million, or 36.9%, from $49.9 million for the year ended December 31, 1994 to $68.3 million for the year ended December 31, 1995. This increase is primarily attributable to successful marketing efforts. Parts and service sales increased $1.5 million, or 8.4%, from $17.9 million for the year ended December 31, 1994 to $19.4 million for the year ended December 31, 1995. The increase is attributable to continued steady growth driven by increased vehicle sales.

     GROSS PROFIT. Gross profit increased $5.5 million, or 22.3% from $24.7 million for the year ended December 31, 1994 to $30.2 million for the year ended December 31, 1995. The increase is attributable to increased sales, net of a minor decline in gross margin from 14.0% for the year ended December 31, 1994 to 13.8% for the year ended December 31, 1995. The slight decline in gross margin is primarily due to an increase in used vehicle revenues as a percentage of total revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $5.3 million, or 23.6%, from $22.5 million for the year ended December 31, 1994 to

$27.8 million for the year ended December 31, 1995. The increase is primarily attributable to variable incentive pay to employees and increased marketing expense, both of which are related to the increase in revenues. Selling, general and administrative expenses, as a percentage of revenues, remained constant at 12.7% for the year ended December 31, 1994 and for the year ended December 31, 1995.

     INTEREST EXPENSE, NET. Interest expense, net, increased $0.7 million, or 28.0%, from $2.5 million for the year ended December 31, 1994 to $3.2 million for the year ended December 31, 1995. The increase is attributable primarily to an approximately 170 basis point increase in the floorplan interest rate.

LIQUIDITY AND CAPITAL RESOURCES -- MCCALL GROUP

     The McCall Group's principal sources of liquidity are cash on hand, cash from operations and floor plan financing.

     The following table sets forth historical selected information from the McCall Group statements of cash flows:

                                                                        THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,         MARCH 31,
                                           --------------------------   ------------------
                                            1994      1995     1996       1996      1997
                                           -------   ------   -------   --------   -------
                                                           (IN THOUSANDS)  (UNAUDITED)
Net cash provided by (used in) operating
  activities.............................  $(1,499)  $2,576   $(5,416)  $(11,150)  $(4,498)
Net cash used in investing activities....     (159)    (252)   (1,467)      (333)     (458)
Net cash provided by (used in) financing
  activities.............................     (342)     326       348        196        64
                                           -------   ------   -------   --------   -------
Net increase (decrease) in cash and cash
  equivalents............................  $(2,000)  $2,650   $(6,535)  $(11,287)  $(4,892)
                                           =======   ======   =======   ========   =======

  CASH FLOWS

     Total cash and cash equivalents at March 31, 1997, were $9.2 million.

     For the three years ended December 31, 1996, the McCall Group generated $0.8 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities declined from $2.6 million for the year ended December 31, 1995 to $(5.4) million for the year ended December 31, 1996. The decline is due primarily to the usage of funds by the McCall Group to pay down floor plan notes payable and increase inventories. These funds plus other working capital were primarily invested in inventory to support the McCall Group's significant growth.

     For the three months ended March 31, 1997, the McCall Group generated $0.5 million from net income plus depreciation and amortization. Floor plan notes payable paydowns resulted in the net use of cash by operating activities.

     The change in net cash used in investing activities for the three years ended December 31, 1996, was primarily attributable to purchases of property and equipment for the Lexus franchise's new collision service center added in 1995 and showroom expansions at both franchises during 1996.

     The change in net cash used in investing activities for the three months ended March 31, 1997, was primarily attributable to purchases of property and equipment. Increases in notes receivable was the primary use of cash for the same period in the prior year.

     The change in net cash related to financing activities was primarily attributable to net repayments of long term debt and cash flows provided by payments on subscriptions receivable and issuance of common stock.

  FLOORPLAN FINANCING

     The McCall Group currently obtains floorplan financing for its vehicle inventory primarily through Toyota Motor Credit Corporation. The debt bears interest at rates ranging from prime plus 50 basis points to prime plus 150 basis points. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2.4 million, $3.1 million and $2.5 million for the years ended December 31, 1994, 1995 and 1996, respectively. Manufacturer interest assistance, which is recorded as a reduction to interest expense, totaled approximately $82,000, $91,000 and $136,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

  LEASES

     The McCall Group leases various real estate, facilities and equipment under operating lease agreements, including leases with related parties. In connection with the Acquisitions, the McCall Group intends to replace certain existing leases with leases that have terms of 30 years and will be cancellable at the Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases initially will have the same rent as the existing leases. See "Certain Transactions -- Leases." Future minimum lease payments for existing operating leases are as follows: $2.3 million in 1997, $2.2 million in 1998, $2.1 million in 1999, $2.0 million in 2000 and $1.4 million in 2001.

  OTHER

     The McCall Group is required to buy certain retail loans from a third party lender if the loans become delinquent. These loans are due from individuals who have difficulty obtaining financing and may not have otherwise been able to secure other financing to purchase a vehicle. These loans carry an interest rate of prime plus approximately 9% and are secured by the vehicle sold to the individual. As of December 31, 1996, the aggregate balance of these loans was approximately $10 million. The McCall Group had charge-offs relating to these loans of $200,000, $232,000, and $539,000 for the years ending December 31, 1994, 1995 and 1996, respectively. Management has reviewed the status of these loans and, based on current facts and circumstances, does not believe the above described commitment will significantly impact the Company's operations or liquidity.

     The McCall Group had working capital of $2.1 million as of December 31, 1996, excluding the reserve for finance, insurance and service contract chargebacks and the accumulated LIFO reserve. Historically, the McCall Group has funded its operations with internally generated cash flows and borrowings from lenders. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations.

RESULTS OF OPERATIONS -- SMITH GROUP

     This group consists of an Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in Austin, Texas. The Smith family has been in the automotive retailing business since 1917.

     The following table sets forth certain historical selected financial data and data as a percentage of revenues for the Smith Group for the periods indicated:

                                                      YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                          1994                  1995                  1996
                                   ------------------    ------------------    ------------------
                                    AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                   --------   -------    --------   -------    --------   -------
                                                       (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales...............  $136,917      63.1%   $132,150      59.7%   $124,174      56.9%
 Used vehicle sales..............    49,549      22.8      57,363      25.9      60,579      27.8
 Parts and service sales.........    25,502      11.7      26,238      11.9      28,631      13.1
 Other dealership revenue, net...     5,109       2.4       5,507       2.5       4,895       2.2
                                   --------    ------    --------    ------    --------    ------
   Total revenues................   217,077     100.0     221,258     100.0     218,279     100.0
Cost of sales....................   189,920      87.5     192,665      87.1     189,169      86.7
                                   --------    ------    --------    ------    --------    ------
Gross profit.....................    27,157      12.5      28,593      12.9      29,110      13.3
Selling, general and
 administrative expenses.........    21,727      10.0      22,824      10.3      23,711      10.8
                                   --------    ------    --------    ------    --------    ------
Income from operations...........     5,430       2.5       5,769       2.6       5,399       2.5
Other income and expense:
 Interest expense, net...........    (2,147)     (1.0)     (2,956)     (1.3)     (1,710)     (0.8)
 Other income (expense), net.....       (29)       --         202       0.1         223       0.1
                                   --------    ------    --------    ------    --------    ------
Income before income taxes.......     3,254       1.5       3,015       1.4       3,912       1.8
Provision for income taxes.......       455       0.2         562       0.3         678       0.3
                                   --------    ------    --------    ------    --------    ------
Net income.......................  $  2,799       1.3%   $  2,453       1.1%   $  3,234       1.5%
                                   ========    ======    ========    ======    ========    ======

                                       THREE MONTHS ENDED MARCH 31,
                                   -------------------------------------
                                         1996                1997
                                   -----------------   -----------------
                                   AMOUNT    PERCENT   AMOUNT    PERCENT
                                   -------   -------   -------   -------
                                          (DOLLARS IN THOUSANDS)
Revenues:
 New vehicle sales...............  $26,329     52.9%   $36,149     59.3%
 Used vehicle sales..............  15,323      30.8    16,377      26.9
 Parts and service sales.........   6,826      13.7     6,983      11.5
 Other dealership revenue, net...   1,268       2.6     1,425       2.3
                                   -------    -----    -------    -----
   Total revenues................  49,746     100.0    60,934     100.0
Cost of sales....................  42,827      86.1    52,484      86.1
                                   -------    -----    -------    -----
Gross profit.....................   6,919      13.9     8,450      13.9
Selling, general and
 administrative expenses.........   5,577      11.2     6,875      11.3
                                   -------    -----    -------    -----
Income from operations...........   1,342       2.7     1,575       2.6
Other income and expense:
 Interest expense, net...........    (368)     (0.8)     (447)     (0.7)
 Other income (expense), net.....     (15)       --        (5)       --
                                   -------    -----    -------    -----
Income before income taxes.......     959       1.9     1,123       1.9
Provision for income taxes.......     167       0.3       209       0.4
                                   -------    -----    -------    -----
Net income.......................  $  792       1.6%   $  914       1.5%
                                   =======    =====    =======    =====

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

     REVENUES. Revenues increased $11.2 million, or 22.5%, from $49.7 million for the three months ended March 31, 1996 to $60.9 million for the three months ended March 31, 1997. New vehicle sales increased $9.8 million, or 37.6%, from $26.3 million for the three months ended March 31, 1996 to $36.1 million for the three months ended March 31, 1997. The increase is primarily attributable to the addition of the new Nissan franchise during 1996 located just north of Austin, Texas. Additionally, sales at the Smith Group's Nissan franchises were positively impacted by manufacturer incentive programs. Used vehicle sales increased $1.1 million, or 7.2%, from $15.3 million for the three months ended March 31, 1996 to $16.4 million for the three months ended March 31, 1997. The increase is due primarily to the addition of the new Nissan franchise during 1996, offset by declines at other franchises in the Smith Group. The declines were caused in large part by the strong new vehicle sales capturing many used vehicle customers. Parts and service sales increased $0.2 million, or 2.9%, from $6.8 million for the three months ended March 31, 1996 to $7.0 million for the three months ended March 31, 1997. The increase is primarily attributable to the addition of the new Nissan franchise during 1996, while the other franchises were stable from year to year.

     GROSS PROFIT. Gross profit increased $1.6 million, or 23.2%, from $6.9 million for the three months ended March 31, 1996 to $8.5 million for the three months ended March 31, 1997. The increase is attributable to increased sales as the gross margin remained constant at 13.9% for the three months ended March 31, 1996 and for the three months ended March 31, 1997.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling general and administrative expenses increased $1.3 million, or 23.2%, from $5.6 million for the three months ended March 31, 1996 to $6.9 million for the three months ended March 31, 1997. The increase is primarily attributable to variable incentive pay to employees and expenses relating to the new Nissan franchise opened in 1996. As a percentage of revenues, selling, general and administrative expenses remained relatively constant at 11.2% for the three months ended March 31, 1996 and 11.3% for the three months ended March 31, 1997.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues decreased $3.0 million, or 1.4%, from $221.3 million for the year ended December 31, 1995 to $218.3 million for the year ended December 31, 1996. New vehicle sales decreased $8.0 million, or 6.1%, from $132.2 million for the year ended December 31, 1995 to $124.2 million for the year ended December 31, 1996. The decrease is primarily attributable to reduced unit sales at the Smith Group's Dallas Nissan franchise. The sales were impacted by changes in the franchise's market place and consumer preferences in the region. The decline was partially offset by revenues generated by a new Nissan franchise located just north of Austin, Texas, opened in late 1996. Used vehicle sales increased $3.2 million, or 5.6%, from $57.4 million for the year ended December 31, 1995 to $60.6 million for the year ended December 31, 1996. The increase is primarily attributable to increased focus on used vehicle sales by the Dallas Nissan franchise in response to changes in its new vehicle market conditions. Parts and service sales increased $2.4 million, or 9.2%, from $26.2 million for the year ended December 31, 1995 to $28.6 million for the year ended December 31, 1996.

     GROSS PROFIT. Gross profit increased by $0.5 million, or 1.8%, from $28.6 million for the year ended December 31, 1995 to $29.1 million for the year ended December 31, 1996. Gross profit increased, despite decreased sales, due to a higher gross margin. The gross margin increased as higher margin parts and service sales increased and became a greater percentage of total revenues. Gross margin increased from 12.9% for the year ended December 31, 1995 to 13.3% for the year December 31, 1996.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $0.9 million, or 3.9%, from $22.8 million for the year ended December 31, 1995 to $23.7 million for the year ended December 31, 1996. The increase is primarily attributable to marketing expenses relating to the opening of the Smith Group's new Nissan franchise in Austin, Texas. As a percentage of total revenues, selling, general and administrative expenses increased from 10.3% for the year ended December 31, 1995 to 10.8% for the year ended December 31, 1996.

     INTEREST EXPENSE, NET. Interest expense, net, decreased by $1.3 million, or 43.3%, from $3.0 million for the year ended December 31, 1995 to $1.7 million for the year ended December 31, 1996. The decrease is attributable to an approximately 50 basis point decrease in the average floorplan interest rate, increased floorplan assistance payments from the Manufacturers and reduced average floorplan levels.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues increased $4.2 million, or 1.9%, from $217.1 million for the year ended December 31, 1994 to $221.3 million for the year ended December 31, 1995. New vehicle sales decreased $4.7 million or 3.4% from $136.9 million for the year ended December 31, 1994 to $132.2 million for the year ended December 31, 1995. The decline is primarily due to a reduced level of customer support of the Smith Group's products. Used vehicle sales increased $7.9 million, or 16.0%, from $49.5 million for the year ended December 31, 1994 to $57.4 million for the year ended December 31, 1995. The increase is primarily attributable to increased focus on used vehicle sales in response to changes in the Smith Group's new vehicle market conditions. Parts and service sales increased $0.7 million, or 2.7%, from $25.5 million for the year ended December 31, 1994 to $26.2 million for the year ended December 31, 1995. The growth is primarily attributable to continued steady growth driven by overall increased vehicle sales.

     GROSS PROFIT. Gross profit increased $1.4 million, or 5.1%, from $27.2 million for the year ended December 31, 1994 to $28.6 million for the year ended December 31, 1995. The increase is attributable to increased revenues and improved gross margin, as higher margin parts and service sales increased and became a greater percentage of total revenues. Gross margin increased from 12.5% for the year ended December 31, 1994 to 12.9% for the year ended December 31, 1995.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.1 million, or 5.1% from $21.7 million for the year ended December 31, 1994 to $22.8 million for the year ended December 31, 1995. As a percentage of revenues, selling, general and administrative expenses increased from 10.0% for the year ended December 31, 1994 to 10.3% for the year ended December 31, 1995.

     INTEREST EXPENSE, NET. Interest expense, net, increased $0.9 million, or 42.9%, from $2.1 million for the year ended December 31, 1994 to $3.0 million for the year ended December 31, 1995. The increase is primarily attributable to an approximately 170 basis point increase in the average floorplan interest rate.

LIQUIDITY AND CAPITAL RESOURCES -- SMITH GROUP

     The Smith Group's principal sources of liquidity are cash on hand, cash from operations and floor plan financing.

     The following table sets forth selected information from the Smith Group statements of cash flows:

                                                                       THREE MONTHS
                                          YEAR ENDED DECEMBER 31,    ENDED MARCH 31,
                                          ------------------------   ----------------
                                           1994     1995     1996     1996     1997
                                          ------   ------   ------   ------   -------
                                                        (IN THOUSANDS) (UNAUDITED)
Net cash provided by operating
  activities............................  $1,170   $4,975   $4,534    $ 687    $1,218
Net cash used in investing activities...    (218)    (700)    (858)    (165)     (201)
Net cash used in financing activities...    (905)  (2,081)  (2,343)    (421)     (623)
                                          ------   ------   ------    -----    ------
Net increase in cash and cash
  equivalents...........................  $   47   $2,194   $1,333    $ 101    $  394
                                          ======   ======   ======    =====    ======

  CASH FLOWS

     Total cash and cash equivalents at March 31, 1997, were $9.5 million.

     For the three year period ended December 31, 1996, the Smith Group generated $10.7 million in net cash from operating activities, primarily from net income plus depreciation and amortization.

     Net cash from operating activities increased from $0.7 million for the three months ended March 31, 1996 to $1.2 million for the three months ended March 31, 1997, primarily due to changes in inventories and floorplan financing.

     The change in net cash used in investing activities was primarily attributable to purchases of property and equipment relating to the new Nissan franchise in Austin, Texas and various facility improvements and computer equipment purchases at the other Smith Group franchises.

     The change in net cash used in financing activities was primarily attributable to net borrowings and repayments of debt and distributions to the stockholders.

  FLOORPLAN FINANCING

     The Smith Group currently obtains floorplan financing for its vehicle inventory through Ford Motor Credit Company, NationsBank and Nissan Motor Acceptance Corporation. The debt bears interest at rates ranging from prime to prime plus 175 basis points for new and used vehicles. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2.2 million, $3.2 million and $2.5 million for the years ended December 31, 1994, 1995 and 1996, respectively. Manufacturer interest assistance, which is recorded as a reduction to interest expense, totaled approximately $0.7 million, $0.8 million and $1.1 million for the years ended December 31, 1994, 1995 and 1996, respectively. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all new and used vehicles.

  LEASES

     The Smith Group leases various facilities and equipment under operating lease agreements, including leases with related parties. Certain of these leases are noncancelable and expire on various dates through August 2013. These lease agreements are subject to renewal under essentially the same terms and conditions as the original leases. In connection with the Acquisitions, the Smith Group intends to replace certain existing leases with leases that will have terms of 30 years and will be cancellable at the Company's option ten years from execution of the lease and at the end of each subsequent five year period. Such leases initially will have the same rent as the existing leases. See "Certain Transactions -- Leases". Future minimum lease payments for existing operating leases are as follows: $1.4 million in 1997, $1.4 million in 1998, $1.4 million in 1999, $1.0 million in 2000 and $0.8 million in 2001.

  OTHER

     The Smith Group had working capital of $8.1 million as of December 31, 1996, adjusted for the accumulated LIFO reserves. Historically, the Smith Group has funded its operations with internally generated cash flow and borrowings from lenders. While there can be no assurance, based on current facts and circumstances, management believes it has adequate cash flows and financing alternatives to fund its current operations.

CYCLICALITY

     The Company's operations, like the automotive retailing industry in general can be impacted by a number of factors relating to general economic conditions, including the consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, can impact the Company's business, the Company believes the impact on its operations of future negative trends in such factors will be somewhat mitigated by its (i) strong parts, service and collision repair services, (ii) variable cost salary structure, (iii) geographic diversity, and
(iv) product diversity.

SEASONALITY

     The Company's operations are subject to seasonal variations, with the second and third quarters generally contributing more operating profit than the first and fourth quarters. This seasonality is driven by three primary forces:
(i) Manufacturer-related factors, primarily the historical timing of major manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns.

EFFECTS OF INFLATION

     Due to the relatively low levels of inflation experienced in fiscal 1994, 1995 and 1996 and the first three months of 1997, inflation did not have a significant effect on the results of the combined Founding Groups during those periods.

FORWARD-LOOKING STATEMENTS

     Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Such forward-looking statements include, without limitation, the statements regarding the trends in the industry set forth in the Prospectus Summary and under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's anticipated future financial results and position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, including but not limited to the matters described in "Risk Factors".

                                    BUSINESS
GENERAL

     OVERVIEW

     The Company was founded to become a leading operator and consolidator in the highly fragmented automotive retailing industry. The Company owns 30 automobile dealerships and related businesses located in Texas and Oklahoma, and sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and extended service contracts. The Company represents 21 American and Asian brands including Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Infiniti, Isuzu, Kia, Lexus, Lincoln, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Suzuki and Toyota. The Company's dealerships include the second-largest Toyota dealership in the United States as measured by new retail unit sales and one of the largest dealership groups in Oklahoma. The Company is experiencing significant momentum in its financial results. From 1994 to 1996, the Company's revenues increased by $172.1 million, or 26.4%, to $824.8 million from $652.7 million. During this period, gross profit increased $27.0 million, or 32.1%, to $111.0 million from $84.0 million, or to 13.5% from 12.9% of revenues.

     The principals of the Founding Groups have over 90 years of combined experience in the automotive retailing industry with family ownership dating back as far as 1917. In addition, they have been recognized as leaders in the automotive retailing industry, serving at various times in leadership positions in state and national industry organizations. The Company's dealerships have also received numerous awards based on various performance measures. The principals of the Founding Groups will continue to manage their businesses and play a significant role in the Company's operating and acquisition strategies.

     The Company believes that its structural, managerial and operational strengths include (i) brand and geographic diversity; (ii) the ability to capitalize on regional economies of scale; (iii) cost savings derived from nationally centralized financing and administrative functions; (iv) the experience of the Company's senior management in consolidating and successfully operating in highly fragmented industries; (v) the reputations, experience and performance of the Company's management and principals as leaders in the automotive retailing industry; (vi) the established customer base and local name recognition of the Company's dealerships; (vii) the Company's proven ability to source high quality used vehicles cost-effectively through trade-ins and off-lease programs; and (viii) access to equity incentives to attract and retain high quality management.

     FOUNDING GROUPS

     The following table sets forth revenues for each of the Founding Groups for the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------------------
                               1994                    1995                    1996
                       ---------------------   ---------------------   ---------------------
                       REVENUES   PERCENTAGE   REVENUES   PERCENTAGE   REVENUES   PERCENTAGE
                       --------   ----------   --------   ----------   --------   ----------
                                              (DOLLARS IN THOUSANDS)
Howard Group.........  $227,259      34.8%     $254,003      34.9%     $282,016      34.2%
McCall Group.........   177,320      27.2       218,888      30.0       288,542      34.9
Smith Group..........   217,077      33.3       221,258      30.4       218,279      26.5
Kingwood Group.......    31,036       4.7        34,459       4.7        35,949       4.4
                       --------     -----      --------     -----      --------     -----
        Total........  $652,692     100.0%     $728,608     100.0%     $824,786     100.0%
                       ========     =====      ========     =====      ========     =====

                               THREE MONTHS ENDED MARCH 31,
                       ---------------------------------------------
                               1996                    1997
                       ---------------------   ---------------------
                       REVENUES   PERCENTAGE   REVENUES   PERCENTAGE
                       --------   ----------   --------   ----------
                                  (DOLLARS IN THOUSANDS)
Howard Group.........  $ 62,533      34.1%     $ 71,108      33.1%
McCall Group.........    62,693      34.2        73,752      34.3
Smith Group..........    49,746      27.1        60,934      28.3
Kingwood Group.......     8,542       4.6         9,152       4.3
                       --------     -----      --------     -----
        Total........  $183,514     100.0%     $214,946     100.0%
                       ========     =====      ========     =====

     The following table sets forth retail unit sales for new vehicles for each of the Founding Groups for the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                       ---------------------------------------------------------------------------
                                1994                      1995                      1996
                       -----------------------   -----------------------   -----------------------
                       UNITS SOLD   PERCENTAGE   UNITS SOLD   PERCENTAGE   UNITS SOLD   PERCENTAGE
                       ----------   ----------   ----------   ----------   ----------   ----------
Howard Group.........     7,381        38.1%        7,782        38.2%        8,181        38.3%
McCall Group.........     4,239        21.9         5,030        24.7         6,458        30.2
Smith Group..........     7,023        36.3         6,815        33.5         5,983        28.0
Kingwood Group.......       718         3.7           730         3.6           756         3.5
                         ------       -----        ------       -----        ------       -----
Total................    19,361       100.0%       20,357       100.0%       21,378       100.0%
                         ======       =====        ======       =====        ======       =====

                                 THREE MONTHS ENDED MARCH 31,
                       -------------------------------------------------
                                1996                      1997
                       -----------------------   -----------------------
                       UNITS SOLD   PERCENTAGE   UNITS SOLD   PERCENTAGE
                       ----------   ----------   ----------   ----------
Howard Group.........    1,796         38.8%       1,864         34.2%
McCall Group.........    1,340         28.9        1,447         26.6
Smith Group..........    1,313         28.4        1,933         35.5
Kingwood Group.......      183          3.9          207          3.7
                         -----        -----        -----        -----
Total................    4,632        100.0%       5,451        100.0%
                         =====        =====        =====        =====

     THE HOWARD GROUP. The Howard Group is one of the largest dealership groups in Oklahoma, consisting of Acura, Chevrolet, Chrysler, Dodge, Eagle, GMC, Honda, Isuzu, Jeep, Mazda, Plymouth, Pontiac and Toyota dealerships located in Oklahoma City. Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma. Robert E. Howard II, the principal owner, has been involved in the automotive retailing industry for over 28 years.

     MCCALL GROUP. The McCall Group consists of the second largest Toyota dealership in the United States, as ranked by 1996 new unit sales, and one Lexus dealership, both located in Houston, Texas. Mr. McCall, the principal owner, has been involved in the automotive retailing industry for more than 27 years, having been granted the first stand-alone exclusive Toyota dealership in Houston, Texas.

     SMITH GROUP. The Smith Group consists of one Acura dealership in Houston, Texas, Honda, GMC, Oldsmobile, Mitsubishi, Lincoln, Mercury and Kia dealerships in Beaumont, Texas, a Nissan dealership in Richardson, Texas (a suburb of Dallas) and two Nissan dealerships, one Mitsubishi dealership and one Suzuki dealership in the Austin, Texas area. The Smith family has been in the automotive retailing business since 1917.

     KINGWOOD GROUP. The Kingwood Group consists of one Honda and one Isuzu dealership in Kingwood, Texas, a suburb of Houston. The Honda dealership was established in 1989 and the Isuzu dealership was established in 1996. Mr. Hollingsworth and John H. Duncan, a director of the Company, own interests in these dealerships.

ACQUISITIONS AND MANUFACTURER AWARDED DEALERSHIP

     The Founding Groups have a history of successfully acquiring and integrating dealerships. Since 1994 the Founding Groups have acquired four dealerships and were awarded one new point by a Manufacturer. For the year ended December 31, 1996, these dealerships represented $63.8 million in total revenues, two of which had only part year revenues in 1996. The Howard Group acquired a Honda and an Acura dealership in 1994 and a Dodge dealership in 1996; all of which are located in Oklahoma City. Additionally, the Howard Group expects to enter into an agreement to purchase a Chevrolet dealership in Tulsa, Oklahoma. The Smith Group was awarded a new Nissan point in Austin, Texas in December 1996. The Kingwood Group acquired an Isuzu dealership in Houston, Texas in 1996.

INDUSTRY OVERVIEW

     With more than $600 billion in 1996 sales, automotive retailing is the third largest domestic industry group in the United States. The industry is highly fragmented and largely privately held with approximately 22,000 automobile dealerships representing more than 53,000 franchises. In 1996, U.S. franchised automobile dealers sold 15.1 million new vehicles and 19.1 million used vehicles for sales of approximately $328.4 billion and $171.8 billion, respectively. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. Since 1992, new vehicle revenues have grown at a 10.5% compound annual rate. Over the same period, used vehicle revenues have grown at a 13.6% compound annual rate. Slower unit volume growth over this time period has been offset by the rising prices associated with new vehicles and, on average, the higher prices paid for later model high quality used vehicles which now comprise a significant part of the used vehicle market. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment. See "Risk Factors -- Cyclicality" and "Risk Factors -- Seasonality".

     The following table sets forth new and used vehicle sales by franchised automobile dealers in the United States for each of the five years ended December 31, 1996:

                                         UNITED STATES FRANCHISED DEALERS' VEHICLE SALES
                                         -----------------------------------------------
                                          1992      1993      1994      1995      1996
                                         -------   -------   -------   -------   -------
                                            (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales.................     12.9      13.9      15.1      14.7      15.1
New vehicle sales......................   $220.3    $253.3    $289.1    $301.2    $328.4
Used vehicle unit sales*...............     15.1      16.3      17.7      18.5      19.1
Used vehicle sales*....................   $103.3    $115.0    $138.6    $157.0    $171.8
Total vehicle sales*...................   $323.6    $368.3    $427.7    $458.2    $500.2
Annual growth in total vehicle sales...       --%     13.8%     16.1%      7.1%      9.2%

---------------

* Reflects franchised dealerships sales at retail and wholesale. In addition, sales by independent retail used car and truck dealers were $81.0, $100.3, $134.1, $129.7 and $122.0 billion, respectively, for each of the five years ended December 31, 1996.

Sources: NADA; CNW Market Research

     Manufacturers originally established franchised dealer networks for the distribution of their vehicles as single-dealership, single-owner operations. In return for distribution rights within specified territories, Manufacturers exerted significant influence over such matters as a dealer's location, inventory size and composition and merchandising programs, as well as the identity of owners and managers. This strict control contributed to the proliferation of small dealerships, which at their peak in the late 1940s numbered in excess of 49,000. Several Manufacturers went out of business in the 1950s, and the number of dealerships decreased to 36,000 by 1960.

     Significant industry changes took place in the 1970s when fuel shortages forced dramatic increases in gasoline prices and foreign Manufacturers increased their penetration of the U.S. market with fuel-efficient, low-cost vehicles. As a result of these competitive pressures, dealers were able to negotiate significant changes in the traditional distribution system with Manufacturers. Dealers began to add foreign franchises and the phenomenon of the multi-franchise automobile dealer, or megadealer, emerged, prompting the significant acquisition and consolidation activities of the 1980s. The easing of restrictions against megadealers, competitive pressures upon undercapitalized dealerships and the aging of dealership owners has led to further consolidation of the industry. Since 1960, the number of dealerships has declined 39% to the current 22,000 level.

     As the industry has evolved, so has the dealership profile. Over the past three decades, there has been a trend toward fewer, but larger, dealerships. In 1996, each of the largest 100 dealer groups had more than $200 million in revenues. Although significant consolidation has taken place since its inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling approximately 5% of all franchised dealerships. The Company believes that these factors, together with increasing capital requirements for operating automobile dealerships, lack of a viable exit strategy (especially for larger dealerships) and the aging of dealership owners provide an attractive environment for consolidation opportunities.

     As with retailers generally, automobile dealership profitability varies widely and depends in part on the effective management of inventory, marketing, quality control and responsiveness to customers. Since 1991, retail automobile dealerships in the United States have earned on average between 12.9% and 14.1% total gross margin on sales. New vehicle sales were the smallest proportionate contributors to dealers' gross profits during this period, most recently earning an average gross margin of 6.5% in 1996. Used vehicles provided higher gross margins than new vehicles during this period, with an average used vehicle gross margin of 11.0% in 1996. Dealerships also offer a range of other services and products, including repair and warranty work, replacement parts, extended service contracts, financing and credit insurance.

BUSINESS STRATEGY

     The Company plans to achieve its goal of becoming a leading consolidator, while maintaining its high operating standards in the automotive retailing industry, by (i) emphasizing growth through acquisitions and (ii) implementing an operating strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, the expansion of higher margin businesses, a commitment to customer service and the implementation of new technology initiatives. By complementing the Company's industry leaders, management talent and proven operating capabilities with its corporate management team which is experienced in achieving and managing long-term growth in a consolidation environment, the Company believes that it is in a strong position to execute this strategy.

     GROWTH THROUGH ACQUISITIONS

     The Company intends to implement an aggressive, yet disciplined, acquisition program by pursuing (i) large, profitable and well managed "platform" acquisitions in large metropolitan and high-growth suburban geographic markets that the Company does not currently serve and (ii) smaller "add-on" acquisitions that will allow the Company to increase brand diversity, capitalize on regional economies of scale and offer a greater breadth of products and services in each of the markets in which it operates. In this regard, the Company is currently negotiating for a $75 million credit facility with a major bank which will be used, in combination with the Company's common stock, for acquisitions.

     ENTERING NEW GEOGRAPHIC MARKETS. The Company intends to expand into geographic markets it does not currently serve by acquiring large, profitable and well established megadealers that, like the Founding Groups, are leaders in their regional markets. The Company will target new platform megadealers having superior operational and financial management personnel which the Company will seek to retain. The Company believes that retaining existing high quality management will enable acquired megadealers to continue to operate effectively with management personnel who understand the local market while allowing the Company to source future acquisitions more effectively and expand its operations without having to employ and train untested new personnel. Moreover, the Company believes that it is well positioned to pursue larger, well established acquisition candidates as a result of its depth of management, the Company's capital structure and the reputation of the principals of the Founding Groups as leaders in the automotive retailing industry.

     EXPANDING WITHIN EXISTING MARKETS. The Company plans to acquire additional dealerships in each of the markets in which it operates, including acquisitions that increase the brands, products or services offered in that market. The Company believes that these acquisitions will facilitate operating efficiencies and cost savings on a regional level in areas such as facility and personnel utilization, vendor consolidation and advertising.

     OPERATING STRATEGY

     The Company intends to implement an operations strategy that focuses on decentralized dealership operations, nationally centralized administrative functions, expansion of higher margin businesses, commitment to customer service and new technology initiatives.

     The Company has formed an operations committee comprised of the chief operating officers of the Founding Groups and the general managers of the dealerships in order to identify and share best practices. The Company intends to incorporate the key officers and management of future acquisitions into this operations committee. The Company believes that this operations committee will promote the widespread application of the Company's broad strategic initiatives, facilitate the integration of the

Founding Groups and future acquisitions and improve operating efficiency and overall customer satisfaction.

     DECENTRALIZED DEALERSHIP OPERATIONS. The Company believes that decentralizing its dealership operations on a regional, or platform, basis will enable it to provide superior customer service and a focused, market-specific responsiveness to sales, service, marketing and inventory control. Local presence and an in-depth knowledge of customers' needs and preferences are important in generating internally-driven market share growth. By coordinating certain operations on a platform basis, the Company believes that it will achieve cost savings in such areas as vendor consolidation, facility and personnel utilization and advertising. In addition, the Company believes that significant cost savings will be achieved by consolidating certain administrative functions on a regional basis that would not be efficient on a national basis such as accounting, information systems, title work, credit and collection. The Company intends to create incentives for entrepreneurial management teams and sales forces at the regional level through the use of stock options and/or cash bonus programs.

     NATIONALLY CENTRALIZED ADMINISTRATIVE FUNCTIONS. The consolidation of purchasing power on a centralized basis in the area of financing should result in significant additional cost savings. The Company is negotiating with several lenders to refinance its floorplan debt on more favorable terms. Since the Company's credit quality is expected to be enhanced by the Acquisitions and the Offering, management expects the interest rate on its floorplan debt to decrease as compared to the interest rates currently being charged to the Founding Groups. In addition, the Company expects that significant cost savings can be achieved through the consolidation of administrative functions such as employee benefits, risk management and employee training on a centralized basis. For example, the Founding Groups each currently purchase insurance from separate sources. The Company is working with a national insurance firm to develop an overall risk management strategy that will efficiently protect the Company's assets and minimize future liabilities.

     EXPAND HIGHER MARGIN ACTIVITIES. The Company is focused on leveraging its new vehicle franchises by expanding its higher margin businesses such as used vehicle retail sales, service and parts and finance and insurance. While each of the Company's platforms will be able to operate independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow each of these higher margin businesses to enhance profitability and stimulate internal growth. With a competitive advantage in sourcing, the ability to provide manufacturer-backed extended service contracts, and attractive lease financing, new vehicle franchises are especially well positioned to capitalize on industry growth in used vehicle sales. In addition, each of the Company's dealerships offers an integrated service and parts department, which provides an important source of recurring higher margin revenues. The Company also has the opportunity on each new or used vehicle sold to generate incremental revenues from the sale of extended service contracts, credit insurance policies and finance and lease contracts. Each of these business areas will be a focus of internal growth.

     COMMITMENT TO CUSTOMER SERVICE. The Company is focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. The Company strives to cultivate lasting relationships with its customers, which it believes enhances the opportunity for significant repeat and referral business. For example, the Company regards its service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with the Company's customers and deepen customer loyalty. The Company's dealerships continuously review their selling processes in their effort to satisfy their customers.

DEALERSHIP OPERATIONS

     The Company has established a management structure that promotes and rewards entrepreneurial spirit, individual pride and responsibility and the achievement of team goals. Each dealership's general manager is ultimately responsible for the operation, personnel and financial performance of the dealership. The general manager is complemented with a management team consisting of a new vehicle sales manager, used vehicle sales manager, service and parts managers and finance managers. Each dealership is operated as a distinct profit center, in which dealership general managers are given a high degree of autonomy. The Company believes that the general manager and the other members of the dealership management team, as long-time members of their local communities, are best able to judge how to conduct day-to-day operations based on the team's experience in and familiarity with its local market.

     The Company's dealerships engage in a number of inter-related businesses: new vehicle sales; used vehicle sales; service and parts operations; and finance and insurance.

  NEW VEHICLE SALES

     In 1996, the Company sold 21,378 new vehicles at retail, and new vehicle operations (excluding fleet sales) generated $469.3 million in revenues, representing 56.9% of total dealership revenues. The following table presents, on a combined basis for each of the three years ended December 31, 1996 and for the three months ended March 31, 1996 and March 31, 1997, unit sales, sales revenue, gross profit, gross margin and average gross profit per retail unit sold related to the Company's retail sales of new vehicles:

                                           COMPANY'S NEW VEHICLE SALES
                               ---------------------------------------------------
                                                                THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                               ------------------------------   ------------------
                                 1994       1995       1996      1996       1997
                               --------   --------   --------   -------   --------
                                             (DOLLARS IN THOUSANDS)
Retail unit sales............    19,361     20,357     21,378     4,632      5,451
Retail sales revenue.........  $391,709   $422,348   $469,318   $99,161   $117,418
Gross profit.................  $ 25,464   $ 28,696   $ 33,454   $ 7,061   $  8,737
Gross margin.................       6.5%       6.8%       7.1%      7.1%       7.4%
Average gross profit per
  retail unit sold...........  $  1,315   $  1,410   $  1,565   $ 1,524   $  1,603

     The Company represents 21 American and Asian brands of economy, family, sports and luxury cars and light trucks and sport utility vehicles. This brand and product diversity reduces the risk of changes in customer preferences as well as over-dependence on any one manufacturer. The Company intends to pursue an acquisition strategy that will enhance its brand diversity. The following table sets forth for 1996, certain information relating to the brands of new vehicles sold at retail by the Company:

                                                           NUMBER OF         PERCENTAGE OF
                                                          NEW VEHICLES        NEW VEHICLES
                     MANUFACTURER                        SOLD AT RETAIL      SOLD AT RETAIL
                     ------------                        --------------      --------------
Toyota.................................................        6,346               29.7%
Nissan.................................................        3,060               14.3
Honda..................................................        2,531               11.8
Chevrolet..............................................        1,602                7.5
GMC....................................................        1,199                5.6
Lexus..................................................          989                4.6
Acura..................................................          836                3.9
Pontiac................................................          699                3.3
Mitsubishi.............................................          599                2.8
Mazda..................................................          590                2.8
Dodge..................................................          553                2.6
Jeep...................................................          536                2.5
Chrysler...............................................          360                1.7
Plymouth...............................................          356                1.6
Isuzu..................................................          285                1.3
Kia....................................................          277                1.3
Mercury................................................          169                0.8
Oldsmobile.............................................          165                0.8
Eagle..................................................           75                0.4
Suzuki.................................................           69                0.3
Lincoln................................................           48                0.2
Other..................................................           34                0.2
                                                              ------              -----
          Total........................................       21,378              100.0%
                                                              ======              =====

     The Company's new vehicle retail sales include traditional new vehicle retail lease transactions and lease-type transactions, both of which are arranged by the Company. New vehicle leases generally have short terms, which brings the consumer back to the market sooner than if the purchase were debt financed. In addition, leases provide the Company with a steady source of late-model, off-lease vehicles for its used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, which allows the Company to provide repair service to the lessee throughout the lease term.

     The Company seeks to provide customer-oriented service designed to meet the needs of its customers and establish lasting relationships that will result in repeat and referral business. For example, the Company's dealerships strive to:
(i) employ more efficient selling approaches; (ii) utilize computer technology that decreases the time necessary to purchase a vehicle; (iii) engage in extensive follow-up after a sale in order to develop long-term relationships with customers; and (iv) extensively train their sales staffs to be able to meet the needs of the customer. The Company continually evaluates innovative ways to improve the buying experience for its customers and believes that its ability to share best practices among its dealerships gives it an advantage over smaller dealerships.

     The Company acquires substantially all its new vehicle inventory from Manufacturers. Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. The Company finances its inventory purchases through revolving credit arrangements known in the industry as floor plan facilities. As a result of its size and based on discussions with several lenders, the Company believes it will be able to secure floorplan financing on terms more favorable than those generally available to smaller dealers.

  USED VEHICLE SALES

     In 1996, the Company sold 17,220 used vehicles at retail and used vehicle operations generated $258.0 million in revenues, representing 31.3% of total dealership revenues. The following table presents, on a combined basis for each of the three years ended December 31, 1996 and for the three months ended March 31, 1996 and March 31, 1997, unit sales, sales revenue, gross profit, gross margin and average gross profit per retail unit sold related to the Company's retail sales of used vehicles:

                                          COMPANY'S USED VEHICLE SALES
                              ----------------------------------------------------
                                                               THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                              ------------------------------   -------------------
                                1994       1995       1996       1996       1997
                              --------   --------   --------   --------   --------
                                             (DOLLARS IN THOUSANDS)
Retail unit sales...........    13,147     15,358     17,220      4,172      4,479
Retail sales revenue(1).....  $147,914   $185,665   $219,183   $ 52,341   $ 59,169
Gross profit................  $ 14,594   $ 17,560   $ 21,358   $  5,091   $  5,058
Gross margin................       9.9%       9.5%       9.7%       9.7%       8.5%
Average gross profit per
  retail unit sold..........  $  1,110   $  1,143   $  1,240   $  1,220   $  1,129

---------------

(1) Excludes wholesale revenues.

     The Company sells used vehicles at each of its franchised dealerships. Sales of used vehicles have become an increasingly significant source of profit for the Company. Sales of used vehicles as a percentage of total vehicles sold by the Company has increased from 28.2% in 1994 to 31.3% in 1996. Consumer demand for used vehicles has increased as prices of new vehicles have risen and as more high quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. The Company intends to continue growing its used vehicle sales operations by maintaining a high quality inventory, providing competitive prices and extended service contracts for its used vehicles and continuing to promote used vehicle sales.

     Profits from sales of used vehicles are dependent primarily on the ability of the Company's dealerships to obtain a high quality supply of used vehicles and effectively manage that inventory. The Company's new vehicle operations provide the Company's used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which are the best sources of high quality used vehicles. The Company supplements its used vehicle inventory with used vehicles purchased at auctions.

     The Company generally maintains a 45-60 day supply of used vehicles and offers to other dealers and wholesalers used vehicles that the Company does not retail to customers. Trade-ins may be transferred among dealerships to provide balanced inventories of used vehicles at each of the Company's dealerships. The Company believes that acquisitions of additional dealerships will expand its internal market for transfers of used vehicles among its dealerships and, therefore, increase the ability of each of the Company's dealerships to offer the same brand of used vehicles as it sells new and to maintain a balanced inventory of used vehicles. The Company intends to develop integrated computer inventory systems that will allow it to coordinate vehicle transfers between its dealerships, primarily on a regional basis.

     The Company has taken several steps towards building client confidence in its used vehicle inventory, one of which includes its participation in the Manufacturers' certification processes which are available only to new vehicle franchises. This process makes these used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended Manufacturer warranties. In addition, the

Company's dealerships offer extended warranties covering the used vehicles that each of its dealerships sells.

     The Company believes that franchised dealership strengths in offering used vehicles include: (i) access to trade-ins on new vehicle purchases, which are typically lower mileage and higher quality relative to trade-ins on used car purchases, (ii) access to late-model, low mileage off-lease vehicles, and (iii) the availability of Manufacturer certification and extended Manufacturer warranties for the Company's higher quality used vehicles. This supply of high quality trade-ins and off-lease vehicles reduces the Company's dependence on auction vehicles, which are typically a higher cost source of used vehicles.

  SERVICE AND PARTS

     In 1996, the Company's service and parts operations generated $77.2 million in revenues, representing 9.3% of total dealership revenues. The following table presents, on a combined basis for each of the three years ended December 31, 1996 and for the three months ended March 31, 1996 and March 31, 1997, sales revenue, gross profit and gross margin related to the Company's service and parts operations:

                                     COMPANY'S SERVICE AND PARTS OPERATIONS
                              ----------------------------------------------------
                                                               THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                              ------------------------------   -------------------
                                1994       1995       1996       1996       1997
                              --------   --------   --------   --------   --------
                                             (DOLLARS IN THOUSANDS)(UNAUDITED)
Sales revenue...............  $ 61,024   $ 65,599   $ 77,184   $ 17,694   $ 19,030
Gross profit................  $ 28,787   $ 31,408   $ 35,978   $  8,366   $  9,872
Gross margin................      47.2%      47.9%      46.6%      47.3%      51.9%

     The Company provides service and parts at each of its franchised dealerships primarily for the vehicle makes sold by its dealerships. The Company provides maintenance and repair services at its 30 dealerships and five collision service centers. The Company utilizes approximately 500 service bays in providing these services. The Company performs both warranty and non-warranty service work.

     Historically, the automotive repair industry has been highly fragmented. However, the Company believes that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. Additionally, Manufacturers permit warranty work to be performed only at franchised dealerships. Hence, unlike independent service stations, or independent and superstore used car dealerships with service operations, the Company's franchised dealerships are qualified to perform work covered by Manufacturer warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended Manufacturer and dealer warranty periods for new vehicles, the Company believes that an increasing percentage of repair work will be performed at the Company's franchised dealerships each of which have the sophisticated equipment and skilled personnel necessary to perform such repairs and offer extended service contracts.

     The Company attributes its profitability in parts and service to a comprehensive management system, including the use of a variable rate pricing structure, cultivation of strong client relationships through an emphasis on preventive maintenance and the efficient management of parts inventory.

     In charging for its mechanics' labor, the Company uses a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage mark-ups on parts are similarly priced based on market conditions for different parts. The Company believes that variable rate pricing helps the Company to achieve overall gross margins in parts and service superior to those of certain competitors who rely on fixed labor rates and percentage markups.

     The Company seeks to retain each purchaser of a vehicle as a customer of the Company's service and parts departments. The Company's dealerships have systems in place that track their customers' maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. The Company regards its service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with the Company's customers and deepen customer loyalty.

     The dealerships' parts departments support their respective sales and service divisions. Each of the Company's dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at retail to its customers or at wholesale to independent repair shops. Currently, each of the Company's dealerships employs its own parts manager and independently controls its parts inventory and sales. Dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from other dealerships.

  FINANCE AND INSURANCE

     The Company also arranges financing for its customers' vehicle purchases, sells vehicle service contracts and arranges selected types of credit insurance in connection with the financing of vehicle sales. The Company places heavy emphasis on finance and insurance ("F&I") and offers advanced F&I training to its finance and insurance managers. This emphasis resulted in the Company's arranging of financing for 68% of its new vehicle sales and 55% of its used vehicle sales in 1996, as compared to 60% and 56% respectively, in 1995. Typically, the Company's dealerships forward proposed financing contracts to Manufacturers' captive finance companies, selected commercial banks or other financing parties. The Company receives a finance fee from the lender for arranging the financing and is typically assessed a charge-back against a portion of the finance fee if the contract is terminated prior to its scheduled maturity for any reason, such as early repayment or default. As a result, companies must arrange financing for a customer that is competitive (i.e., the customer is more likely to accept the financing terms and the loan is less likely to be refinanced) and affordable (i.e., the loan is more likely to be repaid).

     At the time of a new vehicle sale, the Company offers extended service contracts to supplement the Manufacturer warranty. Additionally, the Company sells primary service contracts for used vehicles. Currently, the Company primarily sells service contracts of third party vendors, for which it recognizes a commission upon the sale of the contract. The Company also sells its own service contracts at one location and recognizes the associated revenue over the life of the contract. In 1996, the Company sold service contracts on 36% and 44% of its new and used vehicle sales, respectively.

     The Company also offers certain types of credit insurance to customers who finance their vehicle purchases through the Company. The Company sells credit life insurance policies to these customers, which policies provide for repayment of the vehicle loan if the obligor dies while the loan is outstanding. The Company also sells accident and health insurance policies, which provide payment of the monthly loan obligations during a period in which the obligor is disabled.

FRANCHISE AGREEMENTS

     Each of the Company's dealerships operates pursuant to a franchise agreement between the applicable Manufacturer and the subsidiary of the Company that operates such dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and the obligation to sell motor vehicles and related parts and products and to perform certain approved services in order to serve a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the Manufacturer, which generally does not guarantee exclusivity within a specified territory. A franchise agreement may impose requirements on the dealer concerning such matters as the showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum net working capital and the training of personnel. Compliance with these requirements is closely monitored by the Manufacturer. In addition, Manufacturers require each dealership to submit a financial statement of operations on a monthly and annual basis. The franchise agreement also grants the dealer the non-exclusive right to use and display Manufacturer's trademarks, service marks and designs in the form and manner approved by the Manufacturer.

     Each franchise agreement sets forth the name of the person approved by the Manufacturer to exercise full managerial authority over the dealership's operations and the names and ownership percentages of the approved owners of the dealership and contains provisions requiring the Manufacturer's prior approval of changes in management or transfers of ownership of the dealership. Each of the Company's dealerships is owned, directly or indirectly, by the Company at the subsidiary level. A number of Manufacturers prohibit the acquisition of a substantial ownership interest in the Company or transactions that may affect management control of the Company, in each case without the approval of the Manufacturer. See "Risk Factors -- Manufacturers' Control Over Dealerships."

     Most franchise agreements expire after a specified period of time, ranging from one to five years, and the Company expects to renew any expiring agreements in the ordinary course of business. The typical franchise agreement provides for early termination or non-renewal by the Manufacturer under certain circumstances such as change of management or ownership without Manufacturer approval, insolvency or bankruptcy of the dealership, death or incapacity of the dealer manager, conviction of a dealer manager or owner of certain crimes, misrepresentation of certain information by the dealership or dealer manager or owner to the Manufacturer, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or material breach of other provisions of the franchise agreement. The dealership is typically entitled to terminate the franchise agreement at any time without cause.

     The automobile franchise relationship is also governed by various federal and state laws established to protect dealerships from the general unequal bargaining power between the parties. The state statutes generally provide that it is a violation for a Manufacturer to terminate or fail to renew a franchise without good cause. These statutes also provide that the Manufacturer is prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee. Accordingly, certain provisions of the franchise agreements, particularly as they relate to a Manufacturer's rights to terminate or fail to renew the franchise, have repeatedly been held invalid by state courts and administrative agencies.

     Under Texas law, despite the terms of contracts between Manufacturers and dealers, Manufacturers may not unreasonably withhold approval of a transfer of a dealership. It is unreasonable under Texas law for a Manufacturer to reject a prospective transferee of a dealership who is of good moral character and who otherwise meets the Manufacturer's written, reasonable and uniformly applied standards or qualifications relating to the prospective transferee's business experience and financial qualifications. In addition, under Texas and Oklahoma law and the laws of other states, franchised dealerships may challenge Manufacturers' attempts to establish new franchises in the franchised dealers' markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the Manufacturer is adequately represented in the region. Texas and Oklahoma law limit the ability of Manufacturers to terminate or fail to renew franchises. In addition, other laws in Texas and elsewhere limit the ability of Manufacturers to withhold their approval for the relocation of a franchise or require that disputes be arbitrated. In addition, a Manufacturer's license to distribute vehicles in Texas and Oklahoma may be revoked if, among other things, the Manufacturer has forced or attempted to force an automobile dealer to accept delivery of motor vehicles not ordered by that dealer. In Oklahoma, a Manufacturer's license to operate in the state may be revoked or suspended upon a finding that a Manufacturer has coerced or intimidated a dealer or acted dishonestly or failed to act in accordance with reasonable standards of fair dealing.

COMPETITION

     The automotive retailing industry is extremely competitive. In large metropolitan areas, consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have such a vehicle serviced.

     In the new vehicle area, the Company competes with other franchised dealers in each of its marketing areas. The Company does not have any cost advantage in purchasing new vehicles from the Manufacturers, and typically relies on advertising and merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. In addition, Ford Motor has announced that it is exploring the possibility of going into business with some of its dealers to create automotive superstores in selected markets.

     In used vehicles, the Company competes with other franchised dealers, independent used car dealers, automobile rental agencies, private parties and used car "superstores" for supply and resale of used vehicles. Used car "superstores" have recently opened in certain markets in which the Company competes, including Houston, Texas. In addition, the Company expects that additional used car "superstores" will open in other markets in which the Company competes. See "-- Used Vehicle Sales".

     The Company believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by Manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including Manufacturer rebates and other special offers) and warranties. The Company believes that its dealerships are competitive in all of these areas.

     The Company competes against franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. The Company competes with other automobile dealers, service stores and auto parts retailers in its parts operations. The Company believes that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a Manufacturer's brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than the Company's prices.

FACILITIES

     Set forth in the table below is certain information relating to the properties that the Company uses in its business. Certain of the leases described below reflect the terms of new leases to be entered into by the Company in connection with the Acquisitions. See "Certain
Transactions -- Leases".

        OCCUPANT                  LOCATION                     USE                              LEASE/OWN
        --------                  --------                     ---                              ---------
HOWARD GROUP
  Bob Howard Automall...  13300 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Company's option in 2007 and at the end
                          Oklahoma City, Oklahoma                              of each subsequent five year period

                          13220 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Company's option in 2007 and at the end
                          Oklahoma City, Oklahoma                              of each subsequent five year period

                          715 W. Memorial Road,      Storage and make ready    Lease; current term is month-to-month
                          Oklahoma City, Oklahoma    facility

        OCCUPANT                  LOCATION                     USE                              LEASE/OWN
        --------                  --------                     ---                              ---------
  Bob Howard Chevrolet..  13130 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Company's option in 2007 and at the end
                          Oklahoma City, Oklahoma                              of each subsequent five year period

  Bob Howard Toyota.....  13200 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Company's option in 2007 and at the end
                          Oklahoma City, Oklahoma                              of each subsequent five year period

  Bob Howard
    Honda-Acura.........  14137 N. Broadway          New and used car sales;   Lease; expires in 2027 and is cancelable at
                          Extension,                 service; F&I              the Company's option in 2007 and at the end
                          Edmond, Oklahoma                                     of each subsequent five year period

                          3700 S. Broadway           Collision services        Lease; expires 1999
                          Extension,                 center
                          Edmond, Oklahoma

  Bob Howard Dodge......  616 W. Memorial Road,      New and used car sales;   Lease; expires 2001
                          Edmond, Oklahoma           service; collision
                                                     services center; F&I


MCCALL GROUP
                          9400 Southwest Freeway     New and used car sales;   Lease; three leases which expire in 2027 and
Sterling McCall Toyota..  Houston, Texas             service; F&I              are cancelable at the Company's option in
                                                                               2007 and at the end of each subsequent five
                                                                               year period

                          6015 Skyline               Collision services        Lease; expires in 2027 and is cancelable at
                          Houston, Texas             center                    the Company's option in 2007 and at the end
                                                                               of each subsequent five year period

  Sterling McCall         10422 Southwest Freeway    New and used car sales;   Lease; two leases each of which expire in
    Lexus...............  Houston, Texas             service; F&I              2027 and are cancelable at the Company's
                                                                               option in 2007 and at the end of each
                                                                               subsequent five year period

                          10610 Wilcrest             Collision services        Lease; expires in 2027 and is cancelable at
                          Houston, Texas             center                    the Company's option in 2007 and at the end
                                                                               of each subsequent five year period

                          10430 Southwest Freeway    New & Used Car Sales      Lease; lease expires in 2000 with an option
                          Houston, Texas                                       to extend until 2005

SMITH GROUP
  Courtesy Nissan.......  1777 North Central Expwy.  New and used car sales;   Lease; expires in 2013
                          Richardson, Texas          service; F&I

                          421 Industrial Boulevard   Storage and make ready    Lease; expires September 30, 1997
                          Richardson, Texas          facility

  Mike Smith              1515 I-10 South            New and used car sales;   Lease; expires in 2027 and is cancelable at
    Autoplaza...........  Beaumont, Texas            service; collision        the Company's option in 2007 and at the end
                                                     services center; F&I      of each subsequent five year period

        OCCUPANT                  LOCATION                     USE                              LEASE/OWN
        --------                  --------                     ---                              ---------
  Town North............  9150 U.S. Highway 183      New and used car sales;   Owned by dealership
                          Austin, Texas              service; F&I

                          9112 U.S. Highway 183      New and used car sales;   Owned by dealership
                          Austin, Texas              service; F&I

                          9008 United Drive          Used car sales            Lease; expires July 1, 2001
                          Austin, Texas

                          9094 U.S. Highway 183      Storage Facility          Lease; expires March 31, 2001
                          Austin, Texas

                          9400 United Drive          Storage Facility          Lease; expires December 31, 1997 and
                          Austin, Texas                                        automatically renews for successive one year
                                                                               terms unless notice given by either party

                          8908 McCann Street         Storage Facility          Lease; month to month; may be terminated by
                          Austin, Texas                                        either party with 30 days written notice

  Round Rock Nissan.....  3050 North IH 35           New and used car sales;   Lease; expires in 2027 and are cancelable at
                          Austin, Texas              service; F&I              the Company's option in 2007 and at the end
                                                                               of each subsequent five year period

  Acura Southwest.......  10455 Southwest Freeway    New and used car sales;   Owned by dealership
                          Houston, Texas             service; F&I

KINGWOOD GROUP

  A.J. Foyt Honda.......  22575 Highway 59 N         New and used car sales;   Owned by dealership
                          Kingwood, Texas            service; F&I

  A.J. Foyt Isuzu.......  22577 Highway 59 N         New and used car sales;   Owned by dealership
                          Kingwood, Texas            service; F&I

  A.J. Foyt Used Cars...  401 South I.H. 45          Used car sales; F&I       Owned by dealership
                          Conroe, Texas

GOVERNMENTAL REGULATIONS

     A number of regulations affect the Company's business of marketing, selling, financing and servicing automobiles. The Company also is subject to laws and regulations relating to business corporations generally.

     Under Texas and Oklahoma law, the Company must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate the Company's conduct of business, including its advertising and sales practices. Other states may have similar requirements.

     The Company's financing activities with its customers are subject to federal truth in lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of certain licenses, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. The Company believes that it complies substantially with all laws and regulations affecting its business does not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's capital expenditures, earnings, or competitive position, and the Company does not anticipate that such compliance will have a material effect on the Company in the future.

ENVIRONMENTAL MATTERS

     The Company is subject to a wide range of federal, state, and local environmental laws and regulations, including those governing discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes, and the remediation of contamination arising from spills and releases. As with automobile dealerships generally, and service parts and collision repair center operations in particular, the Company's business involves the generation, use, handling and disposal of hazardous or toxic substances or wastes. Operations involving the management of hazardous and nonhazardous wastes are subject to requirements of the federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for storage, treatment, and disposal of regulated wastes with which the Company must comply.

     The Company's business also involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, the Company is responsible for the proper use, maintenance and abandonment of regulated storage tanks owned or operated by it, and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. In addition to these regulated tanks, the Company owns, operates, or has otherwise abandoned other underground and aboveground devices or containers (e.g., automotive lifts and service pits) that may not be classified as regulated tanks, but which are capable of releasing stored materials into the environment, thereby potentially obligating the Company to remediate any soils or groundwater resulting from such releases.

     The Company is also subject to laws and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. Under CERCLA, these "responsible parties" may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

     Further, the Federal Water Pollution Control Act, also known as the Clean Water Act, and comparable state statutes prohibit discharges of pollutants into regulated waters without authorized National Pollution Discharge Elimination System (NPDES) and similar state permits, require containment of potential discharges of oil or hazardous substances, and require preparation of spill contingency plans. The Company expects to implement programs that address wastewater discharge requirements as well as containment of potential discharges and spill contingency planning.

     Environmental laws and regulations have become very complex and it has become very difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. Like virtually any network of automobile dealerships and vehicle service facilities, from time to time the Company can be expected to experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, the Company has not been subject to any material environmental liabilities in the past and does not anticipate that any material environmental liabilities will be incurred in the future. Furthermore, the Company is in the process of establishing an environmental management program that is intended to reduce the risk of noncompliance with environmental laws and regulations. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and the Company believes that the trend of more expansive and more strict environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by the Company, or that such expenditures would not be material. See "Risk Factors -- Governmental Regulations and Environmental Matters".

EMPLOYEES

     As of December 31, 1996, the Company employed 1,479 people, of whom approximately 194 were employed in managerial positions, 512 were employed in non-managerial sales positions, 546 were employed in non-managerial parts and service positions and 227 were employed in administrative support positions. The Company intends, upon completion of the Offering, to provide certain executive officers and managers with options to purchase Common Stock and believes this equity incentive will be attractive to existing and prospective employees of the Company. See "Management -- 1996 Stock Incentive Plan".

     The Company believes that its relationships with its employees are favorable. None of the Company's employees is represented by a labor union. Because of its dependence on the Manufacturers, however, the Company may be affected by labor strikes, work slowdowns and walkouts at the Manufacturers' manufacturing facilities.

LEGAL PROCEEDINGS AND INSURANCE

     From time to time, the Company is named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of the Company's business. Currently, no legal proceedings are pending against or involve the Company that, in the opinion of management, could be expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

     Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes an umbrella policy as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below are the Company's executive officers and directors, together with their positions and ages.

                                                                                          EXPIRATION OF
               NAME                 AGE                     POSITION                     TERM AS DIRECTOR
               ----                 ---                     --------                     ----------------
B.B. Hollingsworth, Jr............  55    Chairman, President and Chief Executive              2000
                                          Officer
Robert E. Howard, II..............  50    Director; President of Howard Group                  2000
Sterling B. McCall, Jr............  62    Director; President of McCall Group                  1998
Charles M. Smith..................  51    Director; President of Smith Group                   1999
John T. Turner....................  53    Senior Vice President -- Corporate
                                          Development
Scott L. Thompson.................  38    Senior Vice President -- Chief Financial
                                          Officer and Treasurer
Frank R. Todaro...................  50    Vice President -- Corporate Services
John H. Duncan....................  69    Director                                             1999
Bennett E. Bidwell................  70    Director                                             1998

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.

     B.B. HOLLINGSWORTH, JR. has served as President, Chief Executive Officer and Director of the Company since August 1996. Prior to joining the Company, Mr. Hollingsworth spent nineteen years with Service Corporation International ("SCI"), where he directed an acquisition program that established SCI as the world's leading consolidator of the funeral industry. He joined SCI in 1967, was then named Vice President for Corporate Development, was named Vice President and Chief Financial Officer in 1972, and was elected President and named Director in 1975. He served as President and Director of SCI from 1975 until retirement in 1986. From 1986 to 1996, Mr. Hollingsworth served as a consultant to SCI. Mr. Hollingsworth is a shareholder and director of Foyt Motors, Inc., a Founding Company. He has served as a director of several public and private companies.

     ROBERT E. HOWARD, II. has served as a Director of the Company since April 1997. Mr. Howard will also serve as President of Howard Group upon consummation of the Acquisitions. Mr. Howard has more than 28 years experience in the automotive retailing industry. Since 1978 he has been a shareholder and has served as Chairman of Howard Pontiac-GMC, Inc., a franchised dealership within the Howard Automall umbrella and a Founding Company. Mr. Howard is also Chairman and a shareholder of the following additional Founding Companies: Bob Howard Chevrolet, Bob Howard Honda-Acura, Bob Howard Toyota and Bob Howard Dodge. He is a recipient of the 1997 Time Magazine Quality Dealer Award and presently serves as Chairman of the Oklahoma Motor Vehicle Commission and as a Director of the Oklahoma City Metropolitan Automobile Dealers Association.

     STERLING B. MCCALL, JR. has served as Director of the Company since August 1996. Mr. McCall will also serve as President of McCall Group upon consummation of the Acquisitions. Mr. McCall has over 27 years experience in the automotive retailing industry and is Chairman of Sterling McCall Toyota and Sterling McCall Lexus, both Founding Companies. He is a former Director of the American International Automobile Dealers Association, a former Director and Chairman of the Houston Automobile Dealers Association and a former Chairman of the Gulf States Toyota Dealer Council, and presently is a Director of the Texas Automobile Dealers Association. Mr. McCall has won the Time Magazine Quality Dealer Award and the Sports Illustrated Dealer of Distinction Award.

     CHARLES M. SMITH has served as Director of the Company since its formation in December 1995. Mr. Smith will also serve as president of Smith Group upon consummation of the Acquisitions. Mr. Smith has more than 28 years experience in the automotive retailing industry. Since 1985 he has served as managing partner of Smith & Liu Management Company, the management entity for the Smith Group dealerships prior to the Acquisitions. He is Chairman of the American International Automobile Dealers Association and is Vice Chairman of the Texas Automobile Dealers Association. He has won the Time Magazine Quality Dealer Award and the Sports Illustrated All-Star Dealer Award. Mr. Smith is a director and shareholder of the following Founding Companies:
Courtesy Nissan, Inc., Town North Nissan, Inc., Town North Mitsubishi, Inc., Town North Suzuki, Inc., Mike Smith Autoplaza, Inc., Round Rock Nissan, Inc. and Acura Southwest, Inc.

     JOHN T. TURNER has served as the Company's Senior Vice
President -- Corporate Development since December 1996. Prior to joining the Company, Mr. Turner functioned as Managing Director -- Corporate Development, Europe for SCI. From 1990 to 1993, Mr. Turner served as Senior Vice
President -- Operations and Director of The Loewen Group, Inc. From 1986 to 1990, he served as President and Director of Paragon Family Services, Inc. From 1981 to 1986, he served as Senior Vice President -- Corporate Development for SCI. Mr. Turner was a partner in Arthur Young & Company from 1977 to 1981. Currently he is a director of COREStaff, Inc.

     SCOTT L. THOMPSON has served as Senior Vice President -- Chief Financial Officer of the Company since December 1996. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a diversified enterprise with interests in automotive retailing, energy and professional sports. Among Mr. Thompson's other responsibilities within the KSA group of companies, he served as a Vice President and director of three Houston-area automobile dealerships with aggregate annual revenues of $180 million. Additionally, in connection with his position at KSA Industries, Inc. he served as a director of Adams Resources Energy, Inc., a public oil and gas company. He is a Certified Public Accountant, and from 1980 to 1991 he held various positions with Arthur Andersen LLP.

     FRANK R. TODARO has served as Vice President -- Corporate Services of the Company since March 1997. From 1993 to 1997, Mr. Todaro served as a self employed consultant providing marketing and management consulting services. From 1985 to 1993, Mr. Todaro was a Principal with Ernst & Young where he served as the Director of General Management Consulting and later the Director of Marketing. From 1972 to 1985, Mr. Todaro served in various managerial and sales positions with engineering consulting firms.

     JOHN H. DUNCAN was elected Director of the Company in June 1997. Since 1988, Mr. Duncan has been a private investor with holdings in the automotive, oil and gas and real estate industries. From 1958 to 1968, Mr. Duncan served as President of Gulf & Western Industries (now Paramount Communications), a company which he co-founded. Mr. Duncan currently serves as a director, Chairman of the Executive Committee and member of the Compensation Committee of Enron Corporation and a director and Chairman of the Compensation Committee of Enron Oil Trading & Transportation. Mr. Duncan also serves on the Board of Trustees of Southwestern University, the Board of Trustees of the Texas Heart Institute and the Board of Visitors of the University of Texas (M.D. Anderson) Cancer Foundation.

     BENNETT E. BIDWELL was elected Director of the Company in June 1997. Mr. Bidwell joined Chrysler Corporation as Executive Vice President in 1983 and was elected to the Board of Directors in that same year. He was named Vice Chairman of Chrysler Corporation in 1985, Vice Chairman of Chrysler Motors Corporation in 1987 and President - Product and Marketing of Chrysler Motors Corporation in 1988. From 1988 to 1990, Mr. Bidwell served as Chairman of Chrysler Motors Corporation. Mr. Bidwell retired from Chrysler Corporation in 1993. Prior to joining Chrysler, Mr. Bidwell spent 27 years with Ford Motor Company, and from 1981 to 1983 he was President and Chief Operating Officer of The Hertz Corporation. His past directorships include National Steel Corporation (1981-1983) and McDonald & Company Securities, Inc. (1992-1995). Mr. Bidwell currently serves as a director for Kerr-McGee Corporation, International Management Group, Budd Company and Kelly Management Group.

COMMITTEES OF THE BOARD OF DIRECTORS

  AUDIT COMMITTEE

     The Audit Committee, which will be established prior to consummation of the Offering, will consist of Messrs. Duncan and Bidwell. The Audit Committee will have responsibility for, among other things, (i) recommending the selection of the Company's independent accountants, (ii) reviewing and approving the scope of the independent accountants' audit activity and extent of non-audit services,
(iii) reviewing with Management and the independent accountants the adequacy of the Company's basic accounting systems and the effectiveness of the Company's internal audit plan and activities, (iv) reviewing with Management and the independent accountants the Company's financial statements and exercising general oversight of the Company's financial reporting process and (v) reviewing the Company's litigation and other legal matters that may affect the Company's financial condition and monitoring compliance with the Company's business ethics and other policies.

  COMPENSATION COMMITTEE

     The Compensation Committee, which will be established prior to consummation of the Offering, will consist of Messrs. Duncan and Bidwell. This committee will have general supervisory power over, and the power to grant awards under, the 1996 Stock Incentive Plan (the "Plan"). The Compensation Committee will have responsibility for, among other things, (i) reviewing the recommendations of the Chief Executive Officer as to appropriate compensation of the Company's principal executive officers and certain other key personnel and the Chief Executive Officer; (ii) examining periodically the general compensation structure of the Company and (iii) supervising the welfare and pension plans and compensation plans of the Company.

  CHAIRMAN'S COUNCIL

     The Chairman's Council, which will be established prior to consummation of the Offering, will initially consist of Messrs. Howard, McCall and Smith. The Chairman's Council may recommend up to three individuals to be nominated as directors, which recommendation may be accepted at the sole discretion of the Board of Directors. Members of the Chairman's Council may be appointed or removed at any time by the Board of Directors and all members of the Chairman's Council shall be subject to annual election by the Board of Directors.

DIRECTORS COMPENSATION

     Directors who are full-time employees of the Company do not receive a retainer or fees for service on the Board of Directors or on committees of the board. Members of the Board of Directors who are not full-time employees of the
Company receive an annual fee of $          , a fee of $          for attendance
at each meeting of the Board of Directors and at each meeting of its committees
or any special committee established by the board, and a fee of $          per
day for any special assignments. The chairmen of the audit and compensation
committees receive a fee of $          for attendance at each meeting of the
committee they chair. In addition, directors of the Company (including directors who are not full-time employees of the Company) are eligible for grants of stock options and other awards pursuant to the 1996 Stock Incentive Plan.

EXECUTIVE COMPENSATION; EMPLOYMENT AGREEMENTS

     The following table sets forth certain summary information concerning the compensation provided by the Company in 1996 to its Chief Executive Officer. No other person serving as an executive officer during 1996 earned $100,000 or more in combined salary and bonus during such year.

                                                                     ANNUAL
                                                                COMPENSATION(1)
                                                              --------------------    ALL OTHER
                NAME AND PRINCIPAL POSITION                   SALARY(2)    BONUS     COMPENSATION
                ---------------------------                   ---------   --------   ------------
B.B. Hollingsworth, Jr., Chairman, President and Chief
  Executive Officer.........................................   $60,000     $  --        $  --

---------------

(1) Amounts exclude perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

(2) Reflects amounts that were earned by Mr. Hollingsworth during 1996. Such amounts have not been paid and are contingent upon the closing of the Acquisitions and the Offering.

     The Company anticipates that during 1997, its most highly compensated executive officers will be Messrs. Hollingsworth, Howard, McCall, Smith, Turner and Thompson. Each of these executive officers will enter into an employment agreement with the Company, which will be effective upon consummation of the Acquisitions and the Offering. The employment agreements provide for the following base salaries for 1997: B.B. Hollingsworth, Jr. -- $360,000; Robert E. Howard, II -- $300,000; Sterling B. McCall, Jr. -- $300,000; Charles M.
Smith -- $300,000; John T. Turner -- $250,000; and Scott L. Thompson -- $180,000. Each employment agreement is for a term of five years, and unless terminated or not renewed by the Company or the employee, the term will continue thereafter on a month-to-month basis terminable at any time by either the Company or the employee, with or without cause, upon thirty days notice. In the event of a termination of employment by the Company without cause or by the employee due to an uncorrected material breach of the employment agreement by the Company, the employee is entitled to receive his or her base salary paid bi-weekly until the end of his contract term. In the event of an involuntary termination of employment following a merger, consolidation or dissolution of the Company or a sale of all its assets, the employee is entitled to a lump sum payment equal to the amount of base pay he is entitled to under the remainder of his contract. The Company is not obligated to pay any amounts to the employee other than his pro rata base salary through the date of his or her termination upon (i) voluntary termination of employment by the employee; (ii) termination of employment by the Company for cause (as defined); (iii) death of the employee; or (iv) long-term disability of the employee. During the period of employment and for a period of three years after termination of employment, the employees are generally prohibited from competing or assisting others to compete with the Company. In addition, during the period of employment and for a period of five years after termination of employment, the employees are generally prohibited from inducing any other employee to terminate employment with the Company.

1996 STOCK INCENTIVE PLAN

     In November 1996, the Board of Directors and the stockholders of the Company adopted the Company's 1996 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to provide directors, employees (key operating managers at the dealerships) and consultants of the Company and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of the Company. The Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Code, options that do not constitute incentive stock options and restricted stock awards. The Plan is administered by the Compensation Committee of the Board of Directors. In general, the Compensation Committee is authorized to select the recipients of awards and the terms and conditions of those awards.

     The number of shares of Common Stock that may be issued under the Plan may not exceed 2,000,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Company's capital structure). Shares of Common Stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of Common Stock that may be subject to awards granted under the Plan to any one individual during any calendar year may not exceed 500,000 (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Company's capital structure).

     The price at which a share of Common Stock may be purchased upon exercise of an option granted under the Plan will be determined by the Compensation Committee but (i) in the case of an incentive stock option, such purchase price will not be less than the fair market value of a share of Common Stock on the date such option is granted, and (ii) in the case of an option that does not constitute an incentive stock option, such purchase price will not be less than 80% of the fair market value of a share of Common Stock on the date such option is granted. Shares of Common Stock that are the subject of a restricted stock award under the Plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to the Company under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions will be determined by the Compensation Committee in its sole discretion, and the Compensation Committee may provide that the Forfeiture Restrictions will lapse upon (a) the attainment of one or more performance targets established by the Compensation Committee,
(b) the award holder's continued employment with the Company or continued service as a consultant or director for a specified period of time, (c) the occurrence of any event or the satisfaction of any other condition specified by the Compensation Committee in its sole discretion or (d) a combination of any of the foregoing.

     No awards under the Plan may be granted after ten years from the date the Plan was adopted by the Board of Directors. The Plan will remain in effect until all awards granted under the Plan have been satisfied or expired. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which awards have not been granted. The Plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the Plan or to change the class of individuals eligible to receive awards under the Plan, by the Board of Directors without the consent of the stockholders of the Company. No change in any award previously granted under the Plan may be made which would impair the rights of the holder of such award without the approval of the holder.

     In December 1996, the Company issued options to purchase 205,000 shares of Common Stock at $2.90 per share as follows: 125,000 shares to John T. Turner and 80,000 shares to Scott L. Thompson. Each of these options will vest 16.7% per year after the issuance of the options. In March 1997, the Company issued options to purchase an additional 360,000 shares of Common Stock at $2.90 per share to certain employees of the Company, including the following executive officers: B.B. Hollingsworth, Jr. -- 100,000 shares, John T. Turner -- 80,000 shares and Scott L. Thompson -- 80,000 shares. In addition, upon consummation of the Acquisitions and the Offering, the Company will issue options to purchase 305,000 shares of Common Stock at the initial public offering price to its executive officers as follows: 100,000 shares to Mr. Hollingsworth, 125,000 shares to Mr. Turner and 80,000 shares to Mr. Thompson.

     The following table provides certain information regarding options granted during 1996:

OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                             ----------------------------------------------------------     POTENTIAL REALIZABLE
                                                PERCENT OF                                    VALUE AT ASSUMED
                              NUMBER OF           TOTAL                                    ANNUAL RATES OF STOCK
                             SECURITIES          OPTIONS         EXERCISE                  PRICE APPRECIATION FOR
                             UNDERLYING         GRANTED TO       OR BASE                        OPTION TERM
                               OPTIONS          EMPLOYEES         PRICE      EXPIRATION    ----------------------
           NAME              GRANTED (#)      IN FISCAL YEAR     ($/ SH)        DATE        5% ($)       10% ($)
           ----              -----------      --------------     --------    ----------    ---------    ---------
John T. Turner.............      125,000(1)          61.0%         $2.90      12/13/06
Scott L. Thompson..........       80,000(1)          39.0%         $2.90      12/13/06

---------------

(1) The options were granted in December 1996 and vest 16.7% annually.

                              CERTAIN TRANSACTIONS

     In connection with the formation of Group 1 Automotive in December 1995, Group 1 Automotive issued 1,000 shares of Common Stock for $500 to Smith & Liu Management Company, a Texas general partnership which has provided management services to the Smith Group dealerships prior to consummation of the Acquisitions ("Smith & Liu"). Mr. Smith is a partner of Smith & Liu and a director of the Company. In July 1996, the Company acquired 1,000 shares of Common Stock from Smith & Liu and issued 500 shares to Mr. Hollingsworth for an aggregate consideration of $5,000. Subsequently, the Company split its outstanding common stock on a 900-for-one basis accomplished as a stock dividend.

     In order to finance the expenses of the Company prior to the Acquisitions and the Offering, Smith & Liu, the Howard Group, the McCall Group, the Smith Group and the Kingwood Group made loans to the Company, as of May 31, 1997, of $87,960, $130,688, $369,293, $281,461 and $87,982, respectively. These advances bear interest at a rate of 7% per annum.

     Group 1 Automotive will acquire all of the issued and outstanding stock of the Founding Companies in the Acquisitions immediately prior to the consummation of the Offering pursuant to 13 separate stock purchase agreements (the "Stock Purchase Agreements"). The Stock Purchase Agreements provide that acquisition of each Founding Company is subject to certain conditions including, among others:
(i) the continuing accuracy on the closing date of the representations and warranties of the applicable Founding Company, the stockholders of such Founding Company and the Company; (ii) the performance of each of the covenants by the applicable Founding Company, the stockholders of such Founding Company and the Company, including the removal of certain related party agreements; (iii) the expiration or termination of the applicable waiting period under the HSR Act with respect to such acquisition; (iv) the obtainment of all permits, approvals and consents of securities or "blue sky" commissions of each jurisdiction and of any other governmental agency or authority, where failure to obtain such permit, approval or consent would have a material adverse effect; and (v) the entering into an Underwriting Agreement by the Company and the Underwriters in connection with the Offering.

     The Offering is conditioned upon, among other things, the consummation of the acquisition of 100% of the Founding Companies. There can be no assurance that the conditions to the closing of the Acquisitions will be satisfied or waived or that the Stock Purchase Agreements will not be terminated prior to consummation. The Stock Purchase Agreements relating to the Acquisitions provide that the Founding Companies and their stockholders will not be liable for any breach of the representations or covenants in such agreements after the consummation of the Acquisitions with certain limited exceptions, including those provisions concerning related party agreements.

     As part of the Stock Purchase Agreement, certain stockholders of the Founding Companies have agreed to enter into the Employment Agreements and/or the lease agreements described elsewhere in this Prospectus. See
"Management -- Executive Compensation; Employment Agreements", and "-- Leases". In addition, certain stockholders of the Founding Companies, including Messrs. Howard, McCall, Smith and Hollingsworth and certain of the general managers and key employees of the Founding Companies, have agreed not to compete with the Company for five years from the closing of the Acquisitions.

     The aggregate value of the consideration to be paid by the Company in the
Acquisitions is approximately $     million (based on an assumed initial public
offering price of $       per share), payable in $5,400,000 of cash and
9,123,890 shares of Common Stock. The consideration to be paid by the Company for the Founding Companies was determined by negotiations among the Company and representatives of the Founding Companies and was based primarily upon the net income of each Founding Company.

     The following table sets forth the consideration being paid for each Founding Group:

                                                     CONSIDERATION
                                                -----------------------
                                                 COMMON                     TOTAL
                                                  STOCK         CASH       VALUE(1)
                                                ---------    ----------    --------
Howard Group..................................  3,619,278    $2,300,000    $
McCall Group..................................  2,318,826            --
Smith Group...................................  2,725,933            --
Kingwood Group................................    459,853    $3,100,000
                                                ---------    ----------    --------
          Total...............................  9,123,890    $5,400,000    $

---------------

(1) The cash value of the shares of Common Stock issued as consideration for the Acquisitions is based upon an assumed initial public offering price of
    $          per share.

     In connection with the Acquisitions, certain directors, officers and stockholders owning more than 5% of the Common Stock together with their spouses and affiliates will receive shares of Common Stock as follows: Mr.
Hollingsworth -- 196,368 shares of Common Stock (excluding the 350,000 shares of Common Stock that Mr. Hollingsworth currently owns); Mr. Howard -- 3,145,520 shares of Common Stock; Mr. McCall -- 1,461,031 shares of Common Stock; Mr. Smith -- 679,181 shares of Common Stock, Mr. Whalen -- 774,040 shares of Common Stock. In addition, Mr. Howard will receive $2,300,000 in cash in the Acquisitions. See "Principal and Selling Stockholders".

LEASES

     Certain of the properties leased by the Founding Companies are owned by officers, directors or holders of 5% or more of the Common Stock of the Company or their affiliates. As part of the Acquisitions the Founding Companies have agreed to replace the existing leases with a standard lease agreement for each property. The term of each lease is 30 years and is cancelable at the Company's option ten years from execution of the lease and at the end of each subsequent five year period. Additionally, the Company has a right of first refusal to acquire the property. The lease requires the Company to be responsible for taxes, insurance and, in certain circumstances, maintenance. The monthly rental payments described below may increase or decrease based on certain conditions. The Company believes that the terms of the leases, including the rent payable thereunder, are fair to the Company and substantially similar to those that could be obtained in an arms length transaction. One related party lease, covering the real estate and facilities of the Howard collision repair center, will remain in place between Bob Howard Honda-Acura, as lessee, and North Broadway Real Estate, an Oklahoma limited liability company owned 50% by Robert
E. Howard II and 50% by an unrelated third party.

     The property and the fixtures subject to these leases serve as collateral for various indebtedness of the principals of the Founding Companies. Each of such principals have agreed to take all action necessary to secure an agreement from each of the lenders that, upon a default of any of such principals, such lenders will honor the lease and will not disturb the Company's right to possession of the applicable property under the lease. Such principals of the Founding Companies have also agreed to grant the Company an option to purchase the applicable leased premises at a price equal to the outstanding indebtedness that is secured by the property if the principals of the Founding Companies have not obtained such an agreement from the lenders within 90 days after consummation of the Acquisitions.

     Under two separate leases, Sterling McCall Toyota leases property owned by partnerships of which Mr. McCall and his affiliates are partners and that are used by Sterling McCall Toyota as an automobile dealership. The two leases provide for aggregate monthly rentals of $70,000.

     Sterling McCall Toyota leases property owned by SMC Investment, Inc. ("SMC Investment") and that is used by Sterling McCall Toyota as a repair center. Mr. McCall and his affiliates own all of the stock of SMC Investment. The lease provides for aggregate monthly rentals of $7,000 per month.

     Sterling McCall Toyota leases property that is owned by a partnership of which Mr. McCall is a partner and that is used by Sterling McCall Toyota as a storage lot. The lease provides for aggregate monthly rentals of $7,000.

     Under three separate leases, Sterling McCall Lexus leases properties owned by partnerships of which Mr. McCall and his affiliates are partners. The properties are used by SMC Luxury Cars as an automobile dealership and a repair center. The two leases that relate to the use of the automobile dealership provide for aggregate monthly rentals of $70,000. The lease relating to the repair center provides for aggregate monthly rentals of $6,500.

     Mike Smith Autoplaza, Inc. ("Mike Smith Autoplaza") leases property owned by a general partnership, of which the children of Charles M. Smith are partners. The property is used by Mike Smith Autoplaza as an automobile dealership. The leases provide for monthly rental payments of $46,500.

     Round Rock Nissan, Inc. ("Round Rock Nissan") leases property owned by SKLR Round Rock, L.L.C., a Texas limited liability corporation in which Charles M. Smith, has an ownership interest. The property is used by Round Rock Nissan as an automobile dealership. The lease provides for current monthly rental payments of $32,000.

     Bob Howard Automall leases two properties owned by Robert E. Howard II and used by Bob Howard Automall as automobile dealerships. These leases relating to these properties provide for aggregate monthly rentals of $85,862.

     Bob Howard Chevrolet leases property owned by Robert E. Howard II and used by Bob Howard Chevrolet as an automobile dealership. The lease relating to this property provides for a monthly rental of $48,500.

     Bob Howard Honda-Acura leases property owned by North Broadway Real Estate, L.L.C., an Oklahoma limited liability company in which Robert E. Howard II owns a 50% interest. This property is used as a collision repair center, and the lease relating to this property provides for a monthly rental of $9,000.

     Bob Howard Toyota leases property owned by Robert E. Howard II and used by Bob Howard Toyota as an automobile dealership. The lease relating to this property provides for a monthly rental of $33,500.

LOANS

     Certain of the Founding Groups have incurred indebtedness which has been personally guaranteed by its stockholders or by entities controlled by its stockholders. The Company intends to repay, refinance or otherwise take steps to remove these personal guarantees. It is the intention of management that as soon as practicable after the Acquisitions and the Offering, the debt of the Company will cease to be personally guaranteed by any of its officers, directors or stockholders.

     Certain of the principals of the Founding Groups have incurred indebtedness which prior to consummation of the Acquisitions have been guaranteed by certain of the Founding Companies and/or secured by certain of their assets. At December 31, 1996, the aggregate amount of indebtedness of these principals that was subject to guarantees or secured by assets of the Founding Companies was approximately $20 million. Such principals of the Founding Companies have agreed to take all action necessary to remove such guarantees and security interests prior to consummation of the Acquisitions and the removal of the guarantees and security interests related to approximately $10 million of such indebtedness is a condition to consummation of the Acquisitions. The removal of guarantees and security interests relating to the other approximately $10 million of such indebtedness is not a condition to consummation of the Acquisitions, however, if such guarantees and security interests are not removed within 90 days after consummation of the Acquisitions, the Company will have an option to acquire the land and fixtures securing such indebtedness at a price equal to such indebtedness.

OTHER

     Sterling McCall Toyota and Sterling McCall Lexus have entered into an agreement with Dealer Solutions, L.L.C. ("DSL") pursuant to which DSL is to provide management information systems software and related services to the dealerships. Pursuant to the agreement, the dealerships will pay a monthly maintenance fee of approximately $2,500 until the dealerships' existing contract for such services with a different vendor terminates in March 1999, at which time the monthly maintenance fee will increase to approximately $12,500 per month. In addition, upon installation of the software system at Sterling McCall Lexus, which occurred in June 1997, an installation fee of $20,000 was paid to DSL. No installation fee has been paid by Sterling McCall Toyota. Mr. McCall, his affiliates and family members own approximately 24% of DSL and Kevin H. Whalen (who will beneficially own more than 5% of the outstanding shares of Common Stock after the Acquisitions and the Offering) owns approximately 15% of DSL.

     Certain officers, directors and stockholders, or their affiliates, of the Company have engaged in transactions with the Founding Companies prior to consummation of the Acquisitions. Except for the transactions described above, none of these transactions will continue after consummation of the Acquisitions. For a discussion of these transactions for the three years ended December 31, 1996 and for the three months ended March 31, 1997, see the Notes to Combined Financial Statements.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock: (a) as of May 31, 1997 after giving effect to the Acquisitions and (b) following the sale of the shares of Common Stock offered hereby, by (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors and persons who have consented to be named as directors; (iii) each named executive officer; (iv) each Selling Stockholder, and (v) all executive officers, directors and persons who have consented to be named as directors as a group. All persons listed have an address c/o the Company's principal executive offices and have sole voting and dispositive power over the shares indicated as owned by such person unless otherwise indicated.

                                        SHARES OF COMMON                            SHARES OF COMMON
                                       STOCK BENEFICIALLY                       STOCK TO BE BENEFICIALLY
                                     OWNED BEFORE OFFERING                        OWNED AFTER OFFERING
                                   --------------------------                 -----------------------------
                                      NUMBER                     SHARES TO       NUMBER
    NAME OF BENEFICIAL OWNER       OF SHARES(1)    PERCENTAGE     BE SOLD     OF SHARES(1)    PERCENTAGE(2)
    ------------------------       ------------    ----------    ---------    ------------    -------------
B.B. Hollingsworth, Jr(3)........     546,368          5.7%            --        546,368
Robert E. Howard, II.............   3,145,520         32.9             --      3,145,520
Sterling B. McCall, Jr(4)........   1,461,031         15.3             --      1,461,031
Charles M. Smith.................     679,181          7.1             --        679,181
John H. Duncan...................     196,368          2.1             --        196,368
Bennett E. Bidwell...............          --           --             --             --
W. C. Smith......................     619,773          6.5        371,864        247,909
SMC Investment, Inc. ............     637,475          6.7             --        637,475
Kevin H. Whalen..................     774,040          8.1             --        774,040
All directors and executive
  officers as a group (8 persons
  including the directors and
  executive officers named
  above).........................   6,028,468         63.0%            --      6,028,468

---------------

(1) Does not include options to purchase stock that are not exercisable within 60 days of May 31, 1997.

(2) Assumes that the Underwriters' overallotment option is not exercised.

(3) Excludes 100,000 shares of Common Stock held in trust for the benefit of Mr. Hollingsworth's children. Mr. Hollingsworth disclaims beneficial ownership of such shares.

(4) Includes (i) 637,475 shares owned by SMC Investment, Inc. which is controlled by Mr. McCall; (ii) 250,248 shares owned by Gulf Coast Family Limited Partnership which is controlled by Mr. McCall; (iii) 106,041 shares owned by SBM-T Family Limited Partnership which is controlled by Mr. McCall; and (iv) 30,629 shares owned by Mr. McCall's spouse.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). After giving effect to the Acquisitions, but prior to consummation of the Offering, the Company will have outstanding 9,573,890 shares of Common Stock and no shares of Preferred Stock. Upon completion of the
Offering, the Company will have outstanding           shares of Common Stock
(          shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock.

COMMON STOCK

     Subject to any special voting rights of any series of Preferred Stock that may be issued in the future, the holders of the Common Stock are entitled to one vote for each share held on all matters voted upon by stockholders, including the election of directors. Holders of Common Stock are not entitled to cumulate their votes in elections of directors.

     Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering will be upon payment therefor, fully paid and non-assessable.

PREFERRED STOCK

     Preferred Stock may be issued from time to time by the Board of Directors in one or more series. Subject to the provisions of the Company's Charter and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE CHARTER AND BYLAWS

     In addition to the Company's Board of Directors to issue Preferred Stock, the Charter and the Bylaws of the Company contain certain provisions that could have an anti-takeover effect.

  CLASSIFIED BOARD OF DIRECTORS AND LIMITATIONS ON REMOVAL OF DIRECTORS

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of holders of at least 80% of the voting power of the outstanding shares of Common Stock. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

  NO WRITTEN CONSENT OF STOCKHOLDERS

     The Charter provides that any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of stockholders. In addition, special meetings of the stockholders may be called only by the Board of Directors.

  BUSINESS COMBINATIONS UNDER DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

STOCKHOLDER RIGHTS PLAN

     Immediately prior to completion of the Offering, the Company's Rights Plan (the "Rights Plan") will take effect. Under the Rights Plan, each Right entitles the registered holder under the circumstances described below to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Shares"), of the Company at a price of $
per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights
Agreement (the "Rights Agreement") dated as of             , 1997, between the
Company and           , as Rights Agent (the "Rights Agent") and this
description of the Rights is qualified in its entirety by reference to the Rights Agreement.

     Until the Distribution Date (as defined below), the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. Accordingly, a right will be issued for each share of Common Stock issued in the Offering. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Voting Shares.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) the Rights will be evidenced by the certificates representing such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will
expire on             , 2007 (the "Final Expiration Date"), unless the Final
Expiration Date is extended or the Rights are earlier redeemed or exchange by the Company as described below.

     If a person or group were to acquire 20% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Common Stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If the Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or producing more than 50% of its earning power or cash flow were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of Common Stock. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of Common Stock. In the event of any merger, consolidation or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Company.

     The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with the Commission and such registration will not be effective until the Rights become exercisable.

     The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or a subdivision, consolidation or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Voting Shares of the Company and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Preferred Share) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of the holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the Board of Directors to be in the best interests of all stockholders. The Rights will not interfere with a merger or other business combination approved by the Board of Directors, prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Stock, since the rights may be redeemed by the Company prior to that time.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS -- INDEMNIFICATION

     Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of officers and directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of the Company will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability
(i) for any breach of the officer's or director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. Both the Company's Charter and Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the Common Stock, as well as the rights
agent under the Rights Plan is           .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Acquisitions and completion of the Offering, assuming no exercise of the Underwriters' over-allotment option, the Company
will have           shares of Common Stock outstanding (          shares if the
Underwriters' over-allotment option is exercised in full). Of these outstanding
shares of Common Stock, the           shares sold in the Offering (
shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction unless acquired by affiliates of the
Company. None of the remaining           outstanding shares of Common Stock have
been registered under the Securities Act, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from either the Company or any affiliate of the Company, the acquiror or subsequent holder thereof may sell, within any three month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock ( shares upon completion of the Offering), or the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, a person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

     The stockholders of each of the Founding Companies, other than the Selling Stockholder to the extent of the shares to be sold by him in the Offering, have agreed not to sell the shares of Common Stock that they receive in the Acquisitions for a period of two years after the date of consummation of the Acquisitions. In addition, the Company and its officers, directors and the stockholders of the Company and the Selling Stockholders, who beneficially own shares of Common Stock in the aggregate have agreed not to sell or otherwise dispose of any shares of Common Stock and certain other securities of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives. See "Underwriting".

     Prior to the Offering, there has been no public market for the Common Stock. No prediction can be made regarding the effect, if any, that public sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock after the Offering. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise capital through sales of its equity securities.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Stockholder by Vinson & Elkins L.L.P., Houston, Texas, and for the Underwriters by Sullivan & Cromwell, New York, New York. John S. Watson, the Secretary of the Company, is a partner of Vinson & Elkins L.L.P.

                                    EXPERTS

     The audited financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.

     The Company intends to furnish to its stockholders annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                            INDEX TO FINANCIAL PAGES

Group 1 Automotive, Inc. -- Pro Forma Financial Information
  Unaudited Pro Forma Combined Financial Statements -- Basis
     of Presentation........................................   F-2
  Pro Forma Combined Statement of Operations December 31,
     1996...................................................   F-3
  Pro Forma Combined Balance Sheet -- March 31, 1997........   F-4
  Pro Forma Combined Statement of Operations -- March 31,
     1997...................................................   F-5
  Notes to Pro Forma Financial Statements...................   F-6
Group 1 Automotive, Inc. -- Financial Statements
  Report of Independent Public Accountants..................   F-8
  Balance Sheets............................................   F-9
  Statements of Operations..................................  F-10
  Statements of Stockholders' Equity (Deficit)..............  F-11
  Statements of Cash Flows..................................  F-12
  Notes to Financial Statements.............................  F-13
Howard Group -- Combined Financial Statements
  Report of Independent Public Accountants..................  F-16
  Combined Balance Sheets...................................  F-17
  Combined Statements of Operations.........................  F-18
  Combined Statements of Stockholders' Equity...............  F-19
  Combined Statements of Cash Flows.........................  F-20
  Notes to Combined Financial Statements....................  F-21
McCall Group -- Combined Financial Statements
  Report of Independent Public Accountants..................  F-31
  Combined Balance Sheets...................................  F-32
  Combined Statements of Operations.........................  F-33
  Combined Statements of Stockholders' Deficit..............  F-34
  Combined Statements of Cash Flows.........................  F-35
  Notes to Combined Financial Statements....................  F-36
Smith Group -- Combined Financial Statements
  Report of Independent Public Accountants..................  F-48
  Combined Balance Sheets...................................  F-49
  Combined Statements of Operations.........................  F-50
  Combined Statements of Stockholders' Equity...............  F-51
  Combined Statements of Cash Flows.........................  F-52
  Notes to Combined Financial Statements....................  F-53

                 GROUP 1 AUTOMOTIVE, INC., AND FOUNDING GROUPS

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION
                                  (UNAUDITED)

     The following unaudited pro forma combined financial statements give effect to the acquisitions by Group 1 Automotive, Inc. (Group 1), of substantially all of the net assets of (a) Howard Group (Howard), (b) McCall Group (McCall), (c) Smith Group (Smith) and (d) Kingwood Group (Kingwood), (together, the Founding Groups). Group 1 and the Founding Groups are hereinafter referred to as the Company. The acquisitions (the Acquisitions) will occur simultaneously with the closing of Group 1's initial public offering (the Offering) and will be accounted for using the purchase method of accounting. Howard, one of the Founding Groups, has been identified as the acquiror for financial statement presentation purposes. The unaudited pro forma combined financial statements also give effect to the issuance of Common Stock, which will be issued by Group 1 to the sellers of the Founding Groups upon the effectiveness of the Offering. These statements are based on the historical financial statements of the Founding Groups included elsewhere in this Prospectus (except Kingwood) and the estimates and assumptions set forth below and in the notes to the unaudited pro forma combined financial statements.

     The unaudited pro forma combined balance sheet gives effect to these transactions (the Acquisitions and the Offering) as if they had occurred on March 31, 1997. The unaudited pro forma combined statements of operations give effect to these transactions as if they had occurred at the beginning of each period presented.

     The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial data presented herein do not purport to represent what the Company's financial position or results of operations would have actually been had such events occurred at the beginning of the periods presented, as assumed, or to project the Company's financial position or results of operations for any future period or the future results of the Founding Groups. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. Also see "Risk Factors" included elsewhere herein.

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                        GROUP 1       HOWARD         MCCALL         SMITH        KINGWOOD        TOTAL
                                        --------   ------------   ------------   ------------   -----------   ------------
REVENUES:
New Vehicle Sales.....................  $    --    $164,978,710   $166,381,686   $124,173,950   $13,783,723   $469,318,069
Used Vehicle Sales....................       --      88,477,330     90,895,516     60,579,545    18,074,591    258,026,982
Parts & Service Sales.................       --      21,173,371     24,454,187     28,630,577     2,925,513     77,183,648
Other dealership revenues, net........       --       7,386,747      6,810,908      4,895,329     1,165,553     20,258,537
                                        --------   ------------   ------------   ------------   -----------   ------------
    Total revenues....................       --     282,016,158    288,542,297    218,279,401    35,949,380    824,787,236
COST OF SALES.........................       --     244,396,047    249,560,060    189,169,263    30,640,004    713,765,374
                                        --------   ------------   ------------   ------------   -----------   ------------
    Gross Profit......................       --      37,620,111     38,982,237     29,110,138     5,309,376    111,021,862
GOODWILL AMORTIZATION.................       --          36,982             --         67,015            --        103,997
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................   95,008      30,731,251     35,072,460     23,643,889     3,997,111     93,539,719
                                        --------   ------------   ------------   ------------   -----------   ------------
    Income (loss) from operations.....  (95,008)      6,851,878      3,909,777      5,399,234     1,312,265     17,378,146
OTHER INCOME AND EXPENSE
Interest expense, net.................       --      (1,193,810)    (2,747,719)    (1,710,157)     (439,164)    (6,090,850)
Other Income (expense), net...........       --         (69,328)       (45,094)       222,470        66,957        175,005
                                        --------   ------------   ------------   ------------   -----------   ------------
    INCOME (LOSS) BEFORE INCOME
      TAXES...........................  (95,008)      5,588,740      1,116,964      3,911,547       940,058     11,462,301
PROVISION FOR INCOME TAXES............                  381,752        177,772        677,751        41,015      1,278,290
                                        --------   ------------   ------------   ------------   -----------   ------------
    NET INCOME (LOSS).................  $(95,008)  $  5,206,988   $    939,192   $  3,233,796   $   899,043   $ 10,184,011
                                        ========   ============   ============   ============   ===========   ============
                                                                                                        Earnings Per Share

                                         PRO FORMA                           % OF
                                        ADJUSTMENTS          PRO FORMA     REVENUES
                                        -----------         ------------   --------
REVENUES:
New Vehicle Sales.....................  $       --          $469,318,069      56.8%
Used Vehicle Sales....................          --           258,026,982      31.3%
Parts & Service Sales.................          --            77,183,648       9.3%
Other dealership revenues, net........     858,864(a)         21,117,401       2.6%
                                        ----------          ------------    ------
    Total revenues....................     858,864           825,646,100    100.00%
COST OF SALES.........................    (992,988)(a)       712,772,386      86.3%
                                        ----------          ------------    ------
    Gross Profit......................   1,851,852           112,873,714      13.7%
GOODWILL AMORTIZATION.................     934,767(b)          1,038,764       0.1%
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................      26,013(a)(c)(d)   93,565,732      11.4%
                                        ----------          ------------    ------
    Income (loss) from operations.....     891,072            18,269,218       2.2%
OTHER INCOME AND EXPENSE
Interest expense, net.................   3,508,893(e)         (2,581,957)    (0.3)%
Other Income (expense), net...........          --               175,005       0.0%
                                        ----------          ------------    ------
    INCOME (LOSS) BEFORE INCOME
      TAXES...........................   4,399,965            15,862,266       1.9%
PROVISION FOR INCOME TAXES............   5,356,538(f)          6,634,828       0.8%
                                        ----------          ------------    ------
    NET INCOME (LOSS).................  $ (956,573)         $  9,227,438       1.1%
                                        ==========          ============    ======
                                                            $
                                                            ============

              The accompanying notes are an integral part of these
                    pro forma combined financial statements

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1997
                                  (UNAUDITED)

                                             GROUP 1       HOWARD        MCCALL         SMITH       KINGWOOD        TOTAL
                                            ----------   -----------   -----------   -----------   -----------   ------------
CURRENT ASSETS:
 Cash and cash equivalents................  $   95,978   $ 2,239,524   $     8,141   $ 1,921,906   $ 1,256,517   $  5,522,066
 Contracts in transit.....................          --     8,290,158     9,193,536     7,542,229       486,650     25,512,573
 Accounts receivable, net.................          --     5,551,716     4,172,289     4,556,214       390,439     14,670,658
 Due from affiliates......................          --            --     1,615,973            --            --      1,615,973
 Inventories..............................          --    49,637,651    23,171,343    37,105,018     5,542,524    115,456,536
 Notes receivable, net....................          --            --       340,523            --       333,759        674,282
 Prepaid expenses.........................          --       879,036       139,709       549,198       340,430      1,908,373
 Deferred income tax benefit..............          --            --     1,849,529       182,081        35,967      2,067,577
                                            ----------   -----------   -----------   -----------   -----------   ------------
       Total current assets...............      95,978    66,598,085    40,491,043    51,856,646     8,386,286    167,428,038
PROPERTY AND EQUIPMENT, net...............      49,796     4,043,969     3,386,749     9,844,384     3,653,513     20,978,411
NOTES RECEIVABLE..........................          --       417,675            --            --            --        417,675
DEFERRED INCOME TAX BENEFIT...............          --            --       104,882            --            --        104,882
GOODWILL, net.............................          --     1,446,591            --     2,315,105       334,180      4,095,876
OTHER ASSETS..............................   1,684,206       609,929     1,766,536       607,222       877,505      5,545,398
                                            ----------   -----------   -----------   -----------   -----------   ------------
       Total assets.......................  $1,829,980   $73,116,249   $45,749,210   $64,623,357   $13,251,484   $198,570,280
                                            ==========   ===========   ===========   ===========   ===========   ============
CURRENT LIABILITIES:
 Floor plan notes payable.................          --    43,053,804    27,322,915    37,120,043     5,101,603    112,598,365
 Current maturities of long-term debt.....          --        25,399        78,736       992,623       171,288      1,268,046
 Due to affiliates........................     519,695            --     1,989,841            --            --      2,509,536
 Deferred income taxes....................          --       357,172            --            --            --        357,172
 Accounts payable and accrued expenses....   1,769,544    16,629,219    16,749,490     8,816,531     1,484,951     45,449,735
                                            ----------   -----------   -----------   -----------   -----------   ------------
       Total current liabilities..........   2,289,239    60,065,594    46,140,982    46,929,197     6,757,842    162,182,854
LONG-TERM DEBT, net of current
 maturities...............................          --       193,825       542,851     4,743,869     2,618,134      8,098,679
LONG-TERM DEFERRED INCOME TAXES...........          --        58,604            --       217,611         8,288        284,503
OTHER LONG-TERM LIABILITIES...............          --       588,479       427,000            --       529,629      1,545,108
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock.............................       4,500       491,500        71,278         3,090         2,756        573,124
 Additional paid-in capital...............       4,995     6,622,802     3,222,043     6,369,228       919,325     17,138,393
 Treasury stock, at cost..................          --      (808,798)           --      (395,297)           --     (1,204,095)
 Retained earnings (deficit)..............    (468,754)    5,904,243    (4,654,944)    6,755,659     2,415,510      9,951,714
                                            ----------   -----------   -----------   -----------   -----------   ------------
       Total stockholders' equity
         (deficit)........................    (459,259)   12,209,747    (1,361,623)   12,732,680     3,337,591     26,459,136
                                            ----------   -----------   -----------   -----------   -----------   ------------
       Total liabilities and stockholders'
         equity...........................  $1,829,980   $73,116,249   $45,749,210   $64,623,357   $13,251,484   $198,570,280
                                            ==========   ===========   ===========   ===========   ===========   ============

                                                                                     POST
                                             PRO FORMA                              MERGER                   AS
                                            ADJUSTMENTS            PRO FORMA     ADJUSTMENTS              ADJUSTED
                                            -----------           ------------   ------------           ------------
CURRENT ASSETS:
 Cash and cash equivalents................  $(4,530,868)(g)(j)(n) $    991,198   $  4,157,000(l)(m)(p)  $  5,148,198
 Contracts in transit.....................          --              25,512,573             --             25,512,573
 Accounts receivable, net.................          --              14,670,658             --             14,670,658
 Due from affiliates......................  (1,615,973)(g)                  --             --                     --
 Inventories..............................   8,193,451(i)          123,649,987             --            123,649,987
 Notes receivable, net....................          --                 674,282             --                674,282
 Prepaid expenses.........................          --               1,908,373             --              1,908,373
 Deferred income tax benefit..............  (2,067,577)(h)                  --             --                     --
                                            -----------           ------------   ------------           ------------
       Total current assets...............     (20,967)            167,407,071      4,157,000            171,564,071
PROPERTY AND EQUIPMENT, net...............  (2,000,000)(n)          18,978,411             --             18,978,411
NOTES RECEIVABLE..........................          --                 417,675             --                417,675
DEFERRED INCOME TAX BENEFIT...............    (104,882)(h)                  --             --                     --
GOODWILL, net.............................  36,580,230(h)           40,676,106             --             40,676,106
OTHER ASSETS..............................          --               5,545,398     (2,269,695)(l)          3,275,703
                                            -----------           ------------   ------------           ------------
       Total assets.......................  $34,454,381           $233,024,661   $  1,887,305           $234,911,966
                                            ===========           ============   ============           ============
CURRENT LIABILITIES:
 Floor plan notes payable.................          --             112,598,365    (33,891,829)(m)         78,706,536
 Current maturities of long-term debt.....          --               1,268,046     (1,268,046)(m)                 --
 Due to affiliates........................   3,710,159(g)(o)         6,219,695     (5,969,695)(p)            250,000
 Deferred income taxes....................     (98,460)(h)             258,712             --                258,712
 Accounts payable and accrued expenses....          --              45,449,735     (1,350,000)(l)         44,099,735
                                            -----------           ------------   ------------           ------------
       Total current liabilities..........   3,611,699             165,794,553    (42,479,570)           123,314,983
LONG-TERM DEBT, net of current
 maturities...............................          --               8,098,679     (8,098,679)(m)                 --
LONG-TERM DEFERRED INCOME TAXES...........     179,177(h)              463,680             --                463,680
OTHER LONG-TERM LIABILITIES...............          --               1,545,108             --              1,545,108
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
 Common stock.............................    (477,385)(k)              95,739         44,261(l)             140,000
 Additional paid-in capital...............  41,849,421(k)           58,987,814     52,421,293(l)         111,409,107
 Treasury stock, at cost..................   1,204,095(k)                   --             --                     --
 Retained earnings (deficit)..............  (11,912,626)(j)(k)      (1,960,912)            --             (1,960,912)
                                            -----------           ------------   ------------           ------------
       Total stockholders' equity
         (deficit)........................  30,663,505              57,122,641     52,465,554            109,588,195
                                            -----------           ------------   ------------           ------------
       Total liabilities and stockholders'
         equity...........................  $34,454,381           $233,024,661   $  1,887,305           $234,911,966
                                            ===========           ============   ============           ============

              The accompanying notes are an integral part of these
                    pro forma combined financial statements

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)

                                                                                                                  PRO FORMA
                                GROUP 1      HOWARD        MCCALL         SMITH       KINGWOOD       TOTAL       ADJUSTMENTS
                               ---------   -----------   -----------   -----------   ----------   ------------   -----------
REVENUES:
New Vehicle Sales..............$      --   $38,248,317   $39,028,357   $36,148,519   $3,992,995   $117,418,188   $       --
Used Vehicle Sales.............       --    25,605,656    26,948,807    16,377,389   4,284,693      73,216,545           --
Parts & Service Sales..........       --     5,413,075     6,011,001     6,982,768     622,903      19,029,747           --
Other dealership revenues, net.       --     1,840,714     1,763,811     1,425,376     251,662       5,281,563      356,143(a)
                               ---------   -----------   -----------   -----------   ----------   ------------   -----------
    Total revenues.............       --    71,107,762    73,751,976    60,934,052   9,152,253     214,946,043      356,143
COST OF SALES..................       --    61,755,655    63,953,277    52,483,768   7,805,189     185,997,889     (271,431)(a)
                               ---------   -----------   -----------   -----------   ----------   ------------   -----------
    Gross Profit...............       --     9,352,107     9,798,699     8,450,284   1,347,064      28,948,154      627,574
GOODWILL AMORTIZATION..........       --        10,242            --         7,202          --          17,444      236,782(b)
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES......  360,350     8,011,993     8,910,462     6,867,710   1,134,431      25,284,946        2,796(a)(c)(d)
                               ---------   -----------   -----------   -----------   ----------   ------------   -----------
    Income (loss) from
      operations............... (360,350)    1,329,872       888,237     1,575,372     212,633       3,645,764      387,996
OTHER INCOME AND EXPENSE
Interest expense, net..........   (8,901)     (378,759)     (282,867)     (447,444)    (63,471)     (1,181,442)     876,879(e)
Other Income (expense), net....       --        14,406       (31,462)       (4,910)         --         (21,966)          --
                               ---------   -----------   -----------   -----------   ----------   ------------   -----------
    INCOME (LOSS) BEFORE INCOME
      TAXES.................... (369,251)      965,519       573,908     1,123,018     149,162       2,442,356    1,264,875
PROVISION (BENEFIT) FOR INCOME
  TAXES........................       --       (38,699)      229,563       209,349       6,712         406,925    1,150,960(f)
                               ---------   -----------   -----------   -----------   ----------   ------------   -----------
    NET INCOME (LOSS)..........$(369,251)  $ 1,004,218   $   344,345   $   913,669   $ 142,450    $  2,035,431   $  113,915
                               =========   ===========   ===========   ===========   ==========   ============   ===========
                                                                                                          Earnings Per Share

                                                % OF
                                PRO FORMA     REVENUES
                               ------------   --------
REVENUES:
New Vehicle Sales..............$117,418,188      54.5%
Used Vehicle Sales.............  73,216,545      34.0%
Parts & Service Sales..........  19,029,747       8.9%
Other dealership revenues, net.   5,637,706       2.6%
                               ------------    ------
    Total revenues............. 215,302,186    100.00%
COST OF SALES.................. 185,726,458      86.3%
                               ------------    ------
    Gross Profit...............  29,575,728      13.7%
GOODWILL AMORTIZATION..........     254,226       0.1%
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES......  25,287,742      11.8%
                               ------------    ------
    Income (loss) from
      operations...............   4,033,760       1.8%
OTHER INCOME AND EXPENSE
Interest expense, net..........    (304,563)    (0.1)%
Other Income (expense), net....     (21,966)    (0.0)%
                               ------------    ------
    INCOME (LOSS) BEFORE INCOME
      TAXES....................   3,707,231       1.7%
PROVISION (BENEFIT) FOR INCOME
  TAXES........................   1,557,885       0.7%
                               ------------    ------
    NET INCOME (LOSS)..........$  2,149,346       1.0%
                               ============    ======
                               $
                               ============

              The accompanying notes are an integral part of these
                    pro forma combined financial statements

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GROUP 1 AUTOMOTIVE, INC.

     Group 1 Automotive, Inc. has conducted no operations to date and will acquire the Founding Groups immediately prior to the closing of the Offering.

2. BASIS OF PRESENTATION

     The pro forma combined financial statements give effect to the acquisitions by Group 1 Automotive, Inc. (Group 1), of substantially all of the net assets of
(a) Howard Group (Howard), (b) McCall Group (McCall), (c) Smith Group (Smith) and (d) Kingwood Group (Kingwood), (together, the Founding Groups) and the
initial public offering of                shares of the common stock of Group 1.
Group 1 and the Founding Groups are hereinafter referred to as the Company. These acquisitions (the Acquisitions) will occur immediately prior to the closing of Group 1's public offering (the Offering) and will be accounted for using the purchase method of accounting. Howard, one of the Founding Groups, has been identified as the acquiror for financial statement presentation purposes in accordance with SAB No. 97 as it will hold the single largest voting interest subsequent to the Acquisitions. The pro forma combined financial statements also give effect to the issuance of Common Stock, which will be issued by Group 1 to the sellers of the Founding Groups immediately prior to the Offering. These statements are based on the historical financial statements of the Founding Groups included elsewhere in this Prospectus (except Kingwood, which has been excluded as it is not a significant subsidiary under SAB No. 80) and the estimates and assumptions set forth below.

     The pro forma combined balance sheet gives effect to these transactions (the Acquisitions and the Offering) as if they had occurred on March 31, 1997. The pro forma combined statements of operations for the year ended December 31, 1996 and the three months ended March 31, 1997 give effect to these transactions as if they had occurred at the beginning of the periods (January 1, 1996 and January 1, 1997, respectively).

3. CONSIDERATION PAID TO FOUNDING GROUPS

     The following table sets forth for each Founding Group the consideration to be paid its common stockholders in shares of Common Stock.

                                          SHARES       FAIR VALUE(1)
                                         ---------     -------------
Howard Group...........................  3,619,278     $
McCall Group...........................  2,318,826
Smith Group............................  2,725,933
Kingwood Group.........................    459,853
                                         ---------     ------------
          Total........................  9,123,890     $
                                         =========     ============

---------------

(1) Excludes $2.3 million and $3.1 million in cash consideration to be paid to Howard and Kingwood Groups, respectively.

     The holders of approximately 8,752,026 shares of Common Stock issued in payment of the Acquisitions have agreed not to offer, sell or otherwise dispose of any of those shares for a period of two years after the Offering and do not have "piggy back rights" on subsequent offerings. The fair value of these shares reflects this restriction. The remaining 371,864 shares of Common Stock issued in payment of the Acquisitions will be sold by a shareholder at the date of the offering, and accordingly, the value of those shares has not been adjusted from the Offering price.

     Based upon management's preliminary analysis, it is anticipated that the historical carrying value of the Founding Groups' assets and liabilities will approximate fair value. The amount allocated to goodwill is

                  GROUP 1 AUTOMOTIVE, INC. AND FOUNDING GROUPS

$40.7 million. Management of Group 1 has not identified any other material tangible or identifiable intangible assets of the Founding Groups to which a portion of the purchase price could reasonably be allocated.

4. PRO FORMA COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE THREE MONTHS ENDED MARCH 31, 1997:

     (a) Records additional income to the Founding Groups related to third party commissions previously paid directly to certain owners of the Founding Groups which will be retained by the Founding Groups subsequent to the acquisitions.

     (b) Records the pro forma goodwill amortization expense.

     (c) Adjusts compensation to the level that certain management employees and owners of the Founding Groups will contractually receive subsequent to the closing of the Acquisitions.

     (d) Records estimated incremental corporate overhead costs.

     (e) Records the decrease in interest expense for pro forma adjustments to debt.

     (f) Records the incremental provision for federal and state income taxes relating to the compensation differential, S corporation income and other pro forma adjustments.

5. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS:

     (g) Records the settlement of certain related party payables and receivables by owners of the Founding Groups.

     (h) Represents the goodwill to be recorded after the adjustment of the basis of certain assets and liabilities upon allocation of purchase price (including amounts attributable to deferred tax assets and liabilities).

     (i) Records the conversion from the last-in, first-out method of inventory pricing to specific identification.

     (j) Records distribution of three Founding Groups' S Corporation Accumulated Adjustment Accounts.

     (k) Records the acquisition of the Founding Groups in exchange for the common stock of Group 1.

     (l) Records the proceeds from the issuance of                shares of
Group 1 Automotive, Inc. Common Stock, net of estimated offering costs of
$               (including prepaid offering costs) (based on an assumed initial public offering price of $ per share). Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

     (m) Records the repayment of certain long-term debt and floorplan obligations with proceeds from the Offering.

     (n) Records the sale of certain nonoperating assets to one of the owners of a Founding Group at a price that approximates market.

     (o) Records the accrued cash portion of the purchase price to be paid from the offering proceeds.

     (p) Records the settlement of the accrued cash portion of the purchase price.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 1 Automotive, Inc.:

     We have audited the accompanying balance sheets of Group 1 Automotive, Inc. (a Delaware corporation) (the Company) as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from Inception (December 21, 1995) to December 31, 1995, and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and cash flows for the period from Inception to December 31, 1995 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                            GROUP 1 AUTOMOTIVE, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                             DECEMBER 31,
                                                     ----------------------------    MARCH 31,
                                                         1995            1996           1997
                                                     ------------    ------------    ----------
                                                                                     (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.........................   $    500        $  7,769      $   95,978
                                                       --------        --------      ----------
          Total current assets......................        500           7,769          95,978
PROPERTY AND EQUIPMENT, net.........................         --           1,716          49,796
OTHER ASSETS........................................         --         774,198       1,684,206
                                                       --------        --------      ----------
          Total assets..............................   $    500        $783,683      $1,829,980
                                                       ========        ========      ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Advances from Founding Groups.....................   $     --        $150,987      $  519,695
  Accounts payable and accrued expenses.............         --         722,704       1,769,544
                                                       --------        --------      ----------
          Total current liabilities.................         --         873,691       2,289,239
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.01 par value, 2,000,000 shares
     authorized in 1995 and 1996, 50,000,000 shares
     authorized in 1997, 1,000, 450,000 and 450,000
     shares issued and outstanding, respectively....         10           4,500           4,500
  Additional paid-in capital........................        490           4,995           4,995
  Retained deficit..................................         --         (99,503)       (468,754)
                                                       --------        --------      ----------
          Total stockholders' equity (deficit)......        500         (90,008)       (459,259)
                                                       --------        --------      ----------
          Total liabilities and stockholders' equity
            (deficit)...............................   $    500        $783,683      $1,829,980
                                                       ========        ========      ==========

   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                            STATEMENTS OF OPERATIONS

                                         INCEPTION
                                       (DECEMBER 21,
                                       1995) THROUGH     YEAR ENDED     THREE MONTHS ENDED MARCH 31,
                                       DECEMBER 31,     DECEMBER 31,    -----------------------------
                                           1995             1996             1996            1997
                                       -------------    ------------    --------------    -----------
                                                                                 (UNAUDITED)
REVENUES:
  Sales...............................    $     --        $     --          $     --        $      --
  Other dealership revenues, net......          --              --                --               --
                                          --------        --------          --------        ---------
          Total revenues..............          --              --                --               --
COST OF SALES.........................          --              --                --               --
                                          --------        --------          --------        ---------
          Gross Profit................          --              --                --
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................          --          95,008                --          360,350
                                          --------        --------          --------        ---------
          Operating loss..............          --         (95,008)               --         (360,350)
OTHER INCOME (EXPENSE)
          Interest Expense, Net.......          --              --                --           (8,901)
                                          --------        --------          --------        ---------
LOSS BEFORE INCOME TAXES..............          --         (95,008)               --         (369,251)
PROVISION FOR INCOME TAXES............          --              --                --               --
                                          --------        --------          --------        ---------
NET LOSS..............................    $     --        $(95,008)         $     --        $(369,251)
                                          ========        ========          ========        =========

   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            TOTAL
                                              COMMON STOCK     ADDITIONAL               STOCKHOLDERS'
                                            ----------------    PAID-IN                    EQUITY
                                            SHARES    AMOUNT    CAPITAL      DEFICIT      (DEFICIT)
                                            -------   ------   ----------   ---------   -------------
BALANCE, Inception (December 21, 1995)....       --   $   --     $   --     $      --     $      --
     Stock issuance for cash..............    1,000       10        490            --           500
                                            -------   ------     ------     ---------     ---------
BALANCE, December 31, 1995................    1,000       10        490            --           500
     Purchase and cancellation of treasury
       stock for cash.....................   (1,000)     (10)      (490)           --          (500)
     Stock issuance for cash..............      500        5      4,995            --         5,000
     Stock split (900-1), (Note 3)........  449,500    4,495         --        (4,495)           --
     Net loss.............................       --       --         --       (95,008)      (95,008)
                                            -------   ------     ------     ---------     ---------
BALANCE, December 31, 1996................  450,000    4,500      4,995       (99,503)      (90,008)
     Net loss (unaudited).................       --       --         --      (369,251)     (369,251)
                                            -------   ------     ------     ---------     ---------
BALANCE, March 31, 1997 (unaudited).......  450,000   $4,500     $4,995     $(468,754)    $(459,259)
                                            =======   ======     ======     =========     =========

   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                            STATEMENTS OF CASH FLOWS

                                                INCEPTION
                                              (DECEMBER 21,
                                                  1995)                       THREE MONTHS ENDED
                                                 THROUGH       YEAR ENDED          MARCH 31,
                                              DECEMBER 31,    DECEMBER 31,   ---------------------
                                                  1995            1996         1996        1997
                                              -------------   ------------   ---------   ---------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................      $ --         $ (95,008)    $      --   $(369,251)
  Adjustments to reconcile net loss to net
     cash used in operating activities --
     Depreciation and Amortization..........        --                --            --       2,358
     Changes in operating assets and
       liabilities --
     Increase in --
       Other noncurrent assets..............        --          (774,198)       (1,365)   (910,008)
       Accounts payable and accrued
          expenses..........................        --           722,704         1,365   1,046,840
                                                  ----         ---------     ---------   ---------
     Net cash used in operating
       activities...........................        --          (146,502)           --    (230,061)
                                                  ----         ---------     ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions of property and equipment.......        --            (1,716)           --     (50,438)
                                                  ----         ---------     ---------   ---------
     Net cash used in investing
       activities...........................        --            (1,716)           --     (50,438)
                                                  ----         ---------     ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from Founding Groups.............        --           150,987            --     368,708
  Purchase of common stock..................        --              (500)           --          --
  Proceeds from issuance of common stock....       500             5,000            --          --
                                                  ----         ---------     ---------   ---------
     Net cash provided by financing
       activities...........................       500           155,487            --     368,708
                                                  ----         ---------     ---------   ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...       500             7,269            --      88,209
CASH AND CASH EQUIVALENTS, beginning of
  period....................................        --               500           500       7,769
                                                  ----         ---------     ---------   ---------
CASH AND CASH EQUIVALENTS, end of period....      $500         $   7,769     $     500   $  95,978
                                                  ====         =========     =========   =========

   The accompanying notes are an integral part of these financial statements.

                            GROUP 1 AUTOMOTIVE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

     Group 1 Automotive, Inc. (Group 1 or the Company), was founded on December 21, 1995 to become a leading operator and consolidator in the automotive retailing industry. Group 1 intends to acquire 30 automobile dealerships and related businesses which are currently owned by four dealership groups located in Texas and Oklahoma (the Founding Groups) (the Acquisitions), complete an initial public offering (the Offering) of its common stock and, subsequent to the Offering, continue to acquire, through merger or purchase, similar companies to expand its national and regional operations.

     Group 1's primary assets at December 31, 1996 and March 31, 1997 are cash and deferred offering costs. Group 1 has not conducted any operations, and all activities to date have related to the Acquisitions. There is no assurance that the Acquisitions discussed below will be completed and that Group 1 will be able to generate future operating revenues. Funding for the deferred offering costs has been provided by the Founding Groups. Group 1 is dependent upon the Offering to fund the amounts due to the Founding Groups and future operations. In the event that the Offering is not completed, Group 1 will pursue alternative sources of funding in order to meet its current obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Major Suppliers and Franchise Agreements

     The Founding Groups purchase substantially all of their new vehicles from various manufacturers at the prevailing prices charged by the manufacturers to all franchised dealers. Group 1's sales volume subsequent to the Acquisitions could be adversely impacted by the manufacturers' inability to supply the dealerships with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturers.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth requirements) and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Subsequent to the Acquisitions, Group 1's ability to acquire additional franchises from a particular manufacturer may be limited due to certain restrictions imposed by manufacturers, the Company's ability to enter into significant acquisitions may be restricted and the acquisition of the Company's stock by third parties may be limited by the terms of the franchise agreement. See "Risk Factors -- Manufacturers Control Over Dealerships" and "Business -- Franchise Agreements" for further discussion.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

  Deferred Offering Costs

     The Company has capitalized all costs incurred in connection with the Offering as a component of other assets in the accompanying financial statements. Upon completion of the Offering, all such costs will be offset against additional paid-in capital.

  Income Taxes

     The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income

                            GROUP 1 AUTOMOTIVE, INC.

taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. The Company has recorded a valuation allowance against its deferred tax assets as, in management's opinion it is more likely than not that such amounts may not be realized in future periods.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Information

     As is normal and customary, the interim financial statements as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.

  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

3. CAPITAL STOCK AND STOCK OPTIONS

     Group 1 effected a 900-for-one-stock split on December 13, 1996. The effect of the common stock split has been accounted for as a stock dividend in the accompanying financial statements. On February 5, 1997 the Board of Directors increased the authorized number of shares of common stock from 2,000,000 to 50,000,000, and authorized the issuance of up to 1,000,000 shares of preferred stock.

     The Company has approved the 1996 Stock Incentive Plan (the Plan), which provides for the granting or awarding of stock options, stock appreciation rights and restricted stock to nonemployee directors, officers and other key employees (including officers of the Founding Groups) and independent contractors. The number of shares authorized and reserved for issuance under the Plan is 2,000,000 shares. In general, the terms of the option awards (including vesting schedules) will be established by the Compensation Committee of the Company's Board of Directors. As of December 31, 1996, the Company has granted options to employees covering an aggregate of 205,000 shares of common stock. During March 1997, the Company granted additional options to employees to purchase an aggregate of 360,000 shares of common stock under the Plan. All outstanding options are exercisable over a period not to exceed 10 years and vest over a six year period. The exercise price of the options under the Plan is at least 100 percent of the estimated fair market value of the stock at the time the option is granted.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which, if fully adopted, requires the Company to record stock-based compensation at fair value. The Company has adopted the

                            GROUP 1 AUTOMOTIVE, INC.

disclosure requirements of SFAS No. 123 and has elected to record employee compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25. Accordingly, compensation expense is recorded for stock options based on the excess of the fair market value of the common stock on the date the options were granted over the aggregate exercise price of the options. As the exercise price of options granted under the Plan has been equal to or greater than the market price of the Company's stock on the date of grant, no compensation expense related to the Plan has been recorded. Had compensation expense for the Plan been determined consistent with SFAS No. 123, the impact on the Company's net loss would not have been material.

     At December 31, 1996 and March 31, 1997, no options were exercisable and 1,795,000 and 1,435,000 options, respectively, were available for future grant under the Plan. The exercise prices of options outstanding under the Plan at December 31, 1996 and March 31, 1997, were $2.90. The weighted average contractual life of options outstanding at December 31, 1996 and March 31, 1997, was 10 years. The weighted average fair value of options granted during the year ended December 31, 1996 and March 31, 1997, was $2.90. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions: a weighted average risk-free interest rate of 5.0 percent; no expected dividend yields; and expected lives of four years.

4. PROPOSED ACQUISITIONS BY GROUP 1

     Group 1 has signed definitive agreements to acquire four dealership groups (the Founding Groups) consisting of 30 automobile dealerships and related businesses. The Founding Groups are as follows:

     Howard Group -- Consisting of Howard Pontiac-GMC, Inc., Bob Howard
                     Chevrolet, Inc., Bob Howard Automotive-H, Inc. (Honda/Acura), Bob Howard Motors, Inc. (Toyota), Bob Howard Dodge, Inc. and Bob Howard Automotive East, Inc.

     McCall Group -- Consisting of SMC Luxury Cars, Inc. (d.b.a. Sterling McCall
                     Lexus) and Southwest Toyota, Inc. (d.b.a. Sterling McCall Toyota).

     Smith Automotive Group -- Consisting of Mike Smith Autoplaza, Inc., Town
                               North Nissan, Inc., Town North Suzuki, Inc., Town North Mitsubishi, Inc., Courtesy Nissan, Inc., Smith Liu & Corbin, Inc. (d.b.a. Acura Southwest) and Round Rock Nissan, Inc.

     Kingwood Group -- Consisting of Foyt Motors, Inc.

     The aggregate consideration that will be paid by Group 1 to acquire the Founding Groups is approximately $5.4 million in cash and 9,123,890 shares of Group 1 common stock (based on an assumed initial public offering price of
$     per share, the midpoint of the estimated initial public offering price range).

     In conjunction with the Acquisitions and the Offering, the Founding Groups have advanced funds to the Company for operations and offering costs. As of December 31, 1996, these advances totaled $150,987 and bear interest at a rate of 7% per annum. Through May 9, 1997, the Company has received additional advances from the Founding Groups of approximately $536,000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Howard Group:

     We have audited the accompanying combined balance sheets of the companies identified in Note 1 (the Companies) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                                  HOWARD GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                  DECEMBER 31,    DECEMBER 31,     MARCH 31,
                                                      1995            1996           1997
                                                  ------------    ------------    -----------
                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $ 3,497,745     $ 3,559,650     $ 2,239,524
  Contracts in transit..........................    7,022,026       8,119,400       8,290,158
  Accounts receivable, net......................    6,301,692       5,898,736       5,551,716
  Inventories...................................   39,572,596      47,674,462      49,637,651
  Prepaid expenses..............................      359,668         858,886         879,036
                                                  -----------     -----------     -----------
          Total current assets..................   56,753,727      66,111,134      66,598,085
                                                  -----------     -----------     -----------
PROPERTY AND EQUIPMENT, net.....................    2,810,966       4,128,880       4,043,969
NOTES RECEIVABLE................................      374,826         417,675         417,675
GOODWILL, NET...................................      989,845       1,456,833       1,446,591
OTHER ASSETS....................................      711,753         759,714         609,929
                                                  -----------     -----------     -----------
          Total assets..........................  $61,641,117     $72,874,236     $73,116,249
                                                  ===========     ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Floor plan notes payable......................  $37,035,648     $42,543,902     $43,053,804
  Current maturities of long-term debt..........       99,743          33,685          25,399
  Deferred income taxes.........................      690,998         357,172         357,172
  Accounts payable and accrued expenses.........   14,219,262      16,740,525      16,629,219
                                                  -----------     -----------     -----------
          Total current liabilities.............   52,045,651      59,675,284      60,065,594
                                                  -----------     -----------     -----------
LONG-TERM DEBT, net of current maturities.......      184,199         309,779         193,825
LONG-TERM DEFERRED INCOME TAXES.................       40,409          58,604          58,604
OTHER LONG-TERM LIABILITIES.....................      750,571         620,896         588,479
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock..................................      490,500         491,500         491,500
  Additional paid-in capital....................    5,123,802       6,622,802       6,622,802
  Retained earnings.............................    3,814,783       5,904,169       5,904,243
  Treasury stock, at cost.......................     (808,798)       (808,798)       (808,798)
                                                  -----------     -----------     -----------
          Total stockholders' equity............    8,620,287      12,209,673      12,209,747
                                                  -----------     -----------     -----------
          Total liabilities and stockholders'
            equity..............................  $61,641,117     $72,874,236     $73,116,249
                                                  ===========     ===========     ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                       COMBINED STATEMENTS OF OPERATIONS

                                                                            FOR THE THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                      MARCH 31,
                               ------------------------------------------   ---------------------------
                                   1994           1995           1996           1996           1997
                               ------------   ------------   ------------   ------------   ------------
                                                                                    (UNAUDITED)
REVENUES:
  New vehicle sales..........  $136,831,043   $151,226,737   $164,978,710    $35,581,234    $38,248,317
  Used vehicle sales.........    69,861,948     79,447,701     88,477,330     20,247,677     25,605,656
  Parts and service sales....    14,402,326     16,940,622     21,173,371      4,795,829      5,413,075
  Other dealership revenues,
     net.....................     6,163,506      6,388,131      7,386,747      1,908,415      1,840,714
                               ------------   ------------   ------------    -----------    -----------
          Total revenues.....   227,258,823    254,003,191    282,016,158     62,533,155     71,107,762
COST OF SALES................   198,991,917    221,773,500    244,396,047     53,879,121     61,755,655
                               ------------   ------------   ------------    -----------    -----------
          Gross profit.......    28,266,906     32,229,691     37,620,111      8,654,034      9,352,107
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES....    24,253,223     26,165,535     30,768,233      6,818,160      8,022,235
                               ------------   ------------   ------------    -----------    -----------
          Income from
            operations.......     4,013,683      6,064,156      6,851,878      1,835,874      1,329,872
OTHER INCOME AND EXPENSE:
  Interest expense, net......    (1,101,487)    (1,604,204)    (1,193,810)      (374,141)      (378,759)
  Other income (expense),
     net.....................         8,942        (80,446)       (69,328)        (9,959)        14,406
                               ------------   ------------   ------------    -----------    -----------
INCOME BEFORE INCOME TAXES...     2,921,138      4,379,506      5,588,740      1,451,774        965,519
PROVISION (BENEFIT) FOR
  INCOME TAXES...............       767,850        744,316        381,752        228,682        (38,699)
                               ------------   ------------   ------------    -----------    -----------
NET INCOME...................  $  2,153,288   $  3,635,190   $  5,206,988    $ 1,223,092    $ 1,004,218
                               ============   ============   ============    ===========    ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        ADDITIONAL
                              COMMON     PAID-IN      RETAINED     TREASURY
                              STOCK      CAPITAL      EARNINGS       STOCK        TOTAL
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1993.....................  $490,000   $2,399,302   $ 1,556,192   $(808,798)  $ 3,636,696
  Net income...............        --           --     2,153,288          --     2,153,288
  Issuance of common
     stock.................       500      999,500            --          --     1,000,000
  Dividends................        --           --    (1,443,706)         --    (1,443,706)
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1994.....................   490,500    3,398,802     2,265,774    (808,798)    5,346,278
  Net income...............        --           --     3,635,190          --     3,635,190
  Capital contribution.....        --    1,725,000            --          --     1,725,000
  Dividends................        --           --    (2,086,181)         --    (2,086,181)
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1995.....................   490,500    5,123,802     3,814,783    (808,798)    8,620,287
  Net income...............        --           --     5,206,988          --     5,206,988
  Issuance of common
     stock.................     1,000    1,499,000            --          --     1,500,000
  Dividends................        --           --    (3,117,602)         --    (3,117,602)
                             --------   ----------   -----------   ---------   -----------
BALANCE, December 31,
  1996.....................   491,500    6,622,802     5,904,169    (808,798)   12,209,673
  Net income (unaudited)...        --           --     1,004,218          --     1,004,218
  Dividends (unaudited)....        --           --    (1,004,144)         --    (1,004,144)
                             --------   ----------   -----------   ---------   -----------
BALANCE, March 31, 1997
  (unaudited)..............  $491,500   $6,622,802   $ 5,904,243   $(808,798)  $12,209,747
                             ========   ==========   ===========   =========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                 FOR THE THREE MONTHS ENDED
                                           FOR THE YEAR ENDED DECEMBER 31,                MARCH 31,
                                       ---------------------------------------   ---------------------------
                                          1994          1995          1996           1996           1997
                                       -----------   -----------   -----------   ------------   ------------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $ 2,153,288   $ 3,635,190   $ 5,206,988    $ 1,223,092    $ 1,004,218
                                       -----------   -----------   -----------    -----------    -----------
  Adjustments to reconcile net income
     to net cash provided by (used
     in) operating activities --
     Depreciation and amortization...      429,915       538,493       740,811        150,701        242,927
     Deferred income taxes...........       39,207       190,787      (315,631)        43,966             --
     Provision for doubtful
       accounts......................      113,112        84,833       108,068         21,895         24,743
     Loss (gain) on sale of assets...      (56,503)       15,313        18,350          9,532         (1,204)
     Changes in assets and
       liabilities --
       Accounts receivable...........   (3,393,986)      197,696       364,240      2,006,967        322,277
       Inventories...................   (8,492,539)   (4,873,611)   (6,106,872)      (510,552)    (1,963,189)
       Prepaid expenses and other
          assets.....................      (58,113)     (177,883)     (626,368)        61,320        129,635
       Floor plan notes payable......    9,451,846     3,876,738     5,508,254     (1,180,117)       509,904
       Accounts payable and accrued
          expenses...................    4,017,618     3,334,511     2,391,588     (2,333,518)      (143,725)
                                       -----------   -----------   -----------    -----------    -----------
          Total adjustments..........    2,050,557     3,186,877     2,082,440     (1,729,806)      (878,632)
                                       -----------   -----------   -----------    -----------    -----------
          Net cash provided by (used
            in) operating
            activities...............    4,203,845     6,822,067     7,289,428       (506,714)       125,586
                                       -----------   -----------   -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
     equipment.......................   (1,197,283)     (928,017)   (1,977,075)      (234,444)      (146,570)
  Acquisition of Business............   (1,834,426)           --    (2,594,994)            --             --
                                       -----------   -----------   -----------    -----------    -----------
          Net cash used in investing
            activities...............   (3,031,709)     (928,017)   (4,572,069)      (234,444)      (146,570)
                                       -----------   -----------   -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term
     debt............................     (225,313)     (171,910)     (152,807)            --       (124,240)
  Borrowings of long-term debt.......      512,204        13,111       212,329             --             --
  Issuance of common stock...........    1,000,000            --     1,500,000             --             --
  Contribution from stockholders.....           --     1,725,000            --             --             --
  Dividends..........................   (1,443,706)   (2,086,181)   (3,117,602)    (1,390,178)    (1,004,144)
                                       -----------   -----------   -----------    -----------    -----------
          Net cash used in financing
            activities...............     (156,815)     (519,980)   (1,558,080)    (1,390,178)    (1,128,384)
                                       -----------   -----------   -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................    1,015,321     5,374,070     1,159,279     (2,131,336)    (1,149,368)
CASH AND CASH EQUIVALENTS, beginning
  of period..........................    4,130,380     5,145,701    10,519,771     10,519,771     11,679,050
                                       -----------   -----------   -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, end of
  period.............................  $ 5,145,701   $10,519,771   $11,679,050    $ 8,388,435    $10,529,682
                                       ===========   ===========   ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for --
     Interest........................  $ 2,295,200   $ 3,427,813   $ 3,117,601    $   976,972    $   964,039
     Taxes...........................      715,000       475,000       924,456        208,733             --

    The accompanying notes are an integral part of these combined financial statements.

                                  HOWARD GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

     Howard Group (the Companies) is primarily engaged in the retail sale of new and used automobiles and the sale of the related finance, insurance and service contracts thereon. In addition, the Companies sell automotive parts, provide vehicle servicing and sell wholesale used vehicles.

     The following companies are included within the combined group:

          Howard Pontiac -- GMC, Inc. (Automall)

         Automall consists of several franchises which conduct business at contiguous locations in Oklahoma City, Oklahoma. The franchises operated in this location include Pontiac, GMC, Mazda, Isuzu, Jeep, Eagle, Chrysler and Plymouth.

          Bob Howard Chevrolet, Inc. (BHC)

         BHC is a Chevrolet dealership located in Oklahoma City, Oklahoma.

          Bob Howard Automotive -- H, Inc. (BHH)

         BHH consists of two franchises, Honda and Acura, which conduct business at contiguous locations in Oklahoma City, Oklahoma.

          Bob Howard Motors, Inc. (BHT)

         BHT is a Toyota dealership located in Oklahoma City, Oklahoma.

          Bob Howard Dodge, Inc. (BHD)

         BHD is a Dodge dealership located in Oklahoma City, Oklahoma.

     The Companies and their stockholders intend to enter into a definitive agreement with Group 1 Automotive, Inc. (Group 1), pursuant to which all outstanding shares of the Companies' common stock will be exchanged for cash and shares of Group 1's common stock concurrent with the consummation of the initial public offering of the common stock of Group 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying combined financial statements include the accounts of the companies listed above. The Companies have been presented on a combined basis due to their related operations, common ownership and common management control. All significant intercompany balances and transactions have been eliminated in combination.

  Major Suppliers and Franchise Agreements

     The Companies purchase substantially all of their new vehicles at the prevailing prices charged by the manufacturers to all franchised dealers. The Companies' sales volume could be adversely impacted by the manufacturers' inability to supply the dealership with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum working capital requirements), and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Under certain state law, these restrictive provisions have been repeatedly found invalid

                                  HOWARD GROUP
both by state courts and administrative agencies. See "Risk
Factors -- Manufacturers' Control Over Dealerships" and "Business -- Franchise Agreements" for further discussion.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Finance, Insurance and Service Contract Income Recognition

     The Companies arrange financing for customers through various institutions and receive financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Companies receive commissions from the sale of credit life and disability insurance and extended service contracts to customers.

     The Companies may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. Accordingly, the Companies have recorded reserves for future chargebacks in the accompanying combined financial statements based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership income in the accompanying combined financial statements.

  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Contracts in Transit

     Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New, used and demonstrator vehicles are stated at the lower of cost or market, determined on a specific-unit basis.

     Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

                                  HOWARD GROUP

  Goodwill

     Goodwill represents the excess of the purchase price of dealerships acquired (BHH, BHD and Automall) over the fair value of assets acquired at the date of acquisition. Goodwill is being amortized on a straight-line basis over 40 years. Amortization expense charged to operations totaled approximately $21,000, $27,000 and $36,000 for the years ended December 31, 1994, 1995 and
1996, respectively. Accumulated amortization totaled approximately $93,000 and $129,000 as of December 31, 1995 and 1996, respectively.

  Income Taxes

     The Companies follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

     Certain of the Companies have elected S Corporation status, as defined by the Internal Revenue Code, whereby the Companies are not subject to taxation for federal purposes. Under S Corporation status, the stockholders report their share of these Companies' taxable earnings or losses in their personal tax returns.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters, if any, are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Interest Expense

     Automobile manufacturers periodically provide floorplan interest assistance, or subsidies, which reduce the Companies' cost of financing. The accompanying combined financial statements reflect interest expense net of floorplan assistance.

  Fair Value of Financial Instruments

     The Companies' financial instruments consist primarily of floor plan notes payable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

  Advertising

     The Company expenses production and other costs of advertising as incurred.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions which may at times be in excess of federally insured

                                  HOWARD GROUP
levels. The Companies grant credit to local companies in various businesses. The Companies perform ongoing credit evaluations of their customers and generally do not require collateral. The Companies maintain an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Companies have not incurred significant losses related to these financial instruments to date.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for future chargebacks on finance, insurance and service contract income. Actual results could differ from those estimates.

  Interim Financial Information

     As is normal and customary, the interim financial statements as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.

  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month. Additionally, the net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  New Accounting Pronouncement

     Effective January 1, 1996, the Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Companies.

                                  HOWARD GROUP

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Amounts due from manufacturers............................  $4,051,091    $3,075,483
Parts and service receivables.............................     873,874       652,222
Warranty receivables......................................     250,971       499,470
Due from finance companies................................     781,383     1,002,153
Other.....................................................     404,471       777,329
                                                            ----------    ----------
                                                             6,361,790     6,006,657
Less -- Allowance for doubtful accounts...................     (60,098)     (107,921)
                                                            ----------    ----------
                                                            $6,301,692    $5,898,736
                                                            ==========    ==========

     Activity in the Companies' allowance for doubtful accounts consists of the following:

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1994         1995        1996
                                                 ---------    --------    --------
Balance, beginning of year.....................  $   6,900    $     --    $ 60,098
Additions charged to expense...................    113,112      84,833     108,068
Deductions for uncollectible receivables
  written off..................................   (120,012)    (24,735)    (60,245)
                                                 ---------    --------    --------
                                                 $      --    $ 60,098    $107,921
                                                 =========    ========    ========

     Inventories consist of the following:

                                                              DECEMBER 31,
                                                     ------------------------------
                                                        1995               1996
                                                     -----------        -----------
New vehicles.......................................  $30,680,418        $36,973,347
Used vehicles......................................    7,440,761          8,612,757
Parts, accessories and other.......................    1,451,417          2,088,358
                                                     -----------        -----------
                                                     $39,572,596        $47,674,462
                                                     ===========        ===========

     Accounts payable and accrued expenses consist of the following:

                                                              DECEMBER 31,
                                                     ------------------------------
                                                        1995               1996
                                                     -----------        -----------
Accounts payable, trade............................  $ 6,416,124        $ 6,135,880
Reserve for finance, insurance and service contract
  chargebacks......................................    5,661,473          5,782,600
Other accrued expenses.............................    2,141,665          4,822,045
                                                     -----------        -----------
                                                     $14,219,262        $16,740,525
                                                     ===========        ===========

                                  HOWARD GROUP

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                          ESTIMATED              DECEMBER 31,
                                         USEFUL LIVES   ------------------------------
                                           IN YEARS        1995               1996
                                         ------------   -----------        -----------
Buildings..............................     20          $    28,675        $    32,058
Leasehold improvements.................      7              861,361          1,086,129
Machinery and equipment................   3 to 7          2,165,606          2,460,465
Furniture and fixtures.................   5 to 7          1,161,304          1,387,095
Company vehicles.......................      5              829,192          2,146,377
                                                        -----------        -----------
          Total........................                   5,046,138          7,112,124
Less -- Accumulated depreciation.......                  (2,235,172)        (2,983,244)
                                                        -----------        -----------
          Property and equipment,
            net........................                 $ 2,810,966        $ 4,128,880
                                                        ===========        ===========

5. FLOOR PLAN NOTES PAYABLE:

     Floor plan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
New vehicles...........................................  $33,056,624    $38,677,985
Used vehicles..........................................    3,979,024      3,865,917
                                                         -----------    -----------
          Total floor plan notes payable...............  $37,035,648    $42,543,902
                                                         ===========    ===========

     Floorplan notes payable are due to one floor plan lender, bearing interest at a rate of prime less 0.5%. As of December 31, 1995 and 1996, the weighted average interest rate, on floorplan notes payable outstanding was 8.25% and 7.75%. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2,508,000, $3,656,000 and $3,569,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Manufacturer interest assistance, which is recorded as a reduction to interest expense in the accompanying financial statements, totaled approximately $1,350,000, $1,867,000 and $1,974,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The flooring arrangements permit the Companies to borrow up to $58,380,000, dependent upon new and used vehicle sales and inventory levels. As of December 31, 1996, total available borrowings under floor plan agreements were approximately $15,836,000. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all of the inventories of the Companies.

6. STOCKHOLDERS' EQUITY:

     Capital stock consists of the following:

                                         AUTHORIZED   ISSUED    OUTSTANDING   PAR VALUE
                                         ----------   -------   -----------   ---------
Common Stock --
  Automall.............................   1,000,000   460,000     114,500      $ 1.00
  BHC..................................       2,000     1,000       1,000       25.00
  BHH..................................       5,000       500         500        1.00
  BHT..................................      25,000     5,000       5,000        1.00
  BHD..................................      50,000     1,000       1,000        1.00

                                  HOWARD GROUP

     Treasury stock consists of 345,500 shares of the common stock of Automall at a cost of approximately $809,000 at December 31, 1995 and 1996.

7. RELATED-PARTY TRANSACTIONS:

  Operating Leases With Stockholder

     The principal stockholder of the Companies leases the dealerships' premises under operating leases. Additional information regarding the terms of these leases is contained in Note 8, "Operating Leases."

     The principal stockholder of the Companies has certain loans outstanding which are secured by assets of the dealerships. See Note 10, "Commitments and Contingencies," for a detail of loans secured by the assets of the dealerships.

8. OPERATING LEASES:

     The Companies lease various facilities and equipment under operating lease agreements, including leases with related parties. These leases are noncancelable and expire on various dates through 2002. The lease agreements are subject to renewal under essentially the same terms and conditions as the original leases.

     Future minimum lease payments for operating leases are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997..........................................................  $ 2,870,036
   1998..........................................................    2,865,036
   1999..........................................................    2,471,536
   2000..........................................................    2,175,036
   2001..........................................................    1,740,351
   Thereafter....................................................    1,030,296
                                                                   -----------
             Total...............................................  $13,152,291
                                                                   ===========

     Total rent expense under all operating leases, including operating leases with related parties, was approximately $2,074,000, $2,159,000 and $2,331,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled approximately $1,847,000, $1,942,000 and $1,960,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

                                  HOWARD GROUP

9. INCOME TAXES:

     The S Corporations will terminate S Corporation status concurrent with the effective date of the Offering.

     Federal and state income taxes are as follows:

                                                           DECEMBER 31,
                                                 ---------------------------------
                                                   1994        1995        1996
                                                 --------    --------    ---------
Federal --
  Current......................................  $614,059    $476,615    $ 586,642
  Deferred.....................................    33,010     160,631     (261,857)
State --
  Current......................................   114,584      76,914      110,741
  Deferred.....................................     6,197      30,156      (53,774)
                                                 --------    --------    ---------
                                                 $767,850    $744,316    $ 381,752
                                                 ========    ========    =========

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                          DECEMBER 31,
                                             --------------------------------------
                                               1994          1995          1996
                                             ---------    ----------    -----------
Provision at the statutory rate............  $ 993,187    $1,489,032    $ 1,900,172
Increase (decrease) resulting from --
  Income of S Corporation..................   (391,102)     (877,106)    (1,584,686)
  State income tax, net of benefit for
     federal deduction.....................     79,715        70,666         37,598
  Other....................................     86,050        61,724         28,668
                                             ---------    ----------    -----------
                                             $ 767,850    $  744,316    $   381,752
                                             =========    ==========    ===========

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax (assets) and liabilities result principally from the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
Inventory valuation....................................  $ 2,381,631    $ 2,637,029
Reserves and accruals not deductible until paid........   (1,645,669)    (2,175,732)
Depreciation...........................................       40,411         58,604
Other..................................................      (44,966)      (104,125)
                                                         -----------    -----------
                                                         $   731,407    $   415,776
                                                         ===========    ===========

                                  HOWARD GROUP

     The net deferred tax assets and liabilities are comprised of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
Deferred tax assets --
  Current..............................................  $(1,569,170)   $(2,144,789)
Deferred tax liabilities --
  Current..............................................    2,260,168      2,501,961
  Long-term............................................       40,409         58,604
                                                         -----------    -----------
          Total........................................    2,300,577      2,560,565
                                                         -----------    -----------
          Net deferred income tax liabilities..........  $   731,407    $   415,776
                                                         ===========    ===========

10. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Companies are defendants in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Companies' financial position or results of operations.

  Insurance

     The Companies carry a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage. The Companies have not incurred significant claims or losses on any of their insurance policies.

  Stockholder Loans Guaranteed by the Companies

     The principal stockholder of the Companies has various loans totaling $8,128,000 outstanding with a financial institution as of December 31, 1996. The loans are guaranteed by Automall, BHC and BHT and are secured by all of the real estate, buildings and improvements at the dealerships. The notes mature on various dates through 2004 and bear interest at prime less .5% (8.25% at December 31, 1996).

11. RETIREMENT PLAN:

     Effective April 1, 1996, the Companies established a 401(k) salary deferral/savings plan for the benefit of all employees. Employees electing to participate in the plan may contribute up to 15% of annual compensation, limited to the maximum amount that can be deducted for income tax purposes each year.

     The Companies, at their discretion, have the option to match each employee's contribution up to a maximum of 6% of annual compensation each plan year. The Companies elected to make contributions totaling $178,000 for the year ended December 31, 1996.

12. PROPOSED ACQUISITION BY GROUP 1:

     The stockholders of the Companies intend to enter into definitive purchase agreements with Group 1 providing for the purchase of the Companies by Group 1. In conjunction with the acquisition of the Companies by Group 1, all existing operating leases with related parties will be restructured under new lease agreements and the principal stockholder of the Companies will either obtain releases for the Companies from the stockholder loan guarantees discussed above or will obtain alternative financing in order to obtain release from the stockholder loan guarantees.

                                  HOWARD GROUP

13. SUBSEQUENT EVENTS (UNAUDITED)

     During 1997, an affiliate of the Howard Group entered into an agreement to acquire, subject to manufacturer approval, a Chevrolet dealership in Tulsa, Oklahoma. The Howard Group has not received approval from the manufacturer, and in June 1997, entered into a management contract with the owner of the Chevrolet dealership. Group 1 expects to enter into an agreement to acquire the Chevrolet dealership from the affiliate of the Howard Group for the assumption of the dealership's liabilities.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO MCCALL GROUP:

     We have audited the accompanying combined balance sheets of the companies identified in Note 1 (the Companies) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                                  MCCALL GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                  DECEMBER 31,    DECEMBER 31,      MARCH 31,
                                                      1995            1996            1997
                                                  ------------    -------------    -----------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $   301,277      $   193,975     $     8,141
  Contracts in transit..........................   20,327,507       13,899,508       9,193,536
  Accounts receivable, net......................    3,535,825        4,407,835       4,172,289
  Due from affiliates...........................    3,769,789        1,397,454       1,615,973
  Inventories...................................   22,490,889       23,720,965      23,171,343
  Notes receivable, net.........................      226,113          237,547         340,523
  Prepaid expenses..............................      123,976          294,044         139,709
  Deferred income tax benefit...................    1,972,348        1,769,529       1,849,529
                                                  -----------      -----------     -----------
          Total current assets..................   52,747,724       45,920,857      40,491,043
                                                  -----------      -----------     -----------
PROPERTY AND EQUIPMENT, net.....................    2,492,651        3,147,017       3,386,749
LONG-TERM DEFERRED INCOME TAX BENEFIT...........           --          104,882         104,882
OTHER ASSETS....................................      425,661        1,300,432       1,766,536
                                                  -----------      -----------     -----------
          Total assets..........................  $55,666,036      $50,473,188     $45,749,210
                                                  ===========      ===========     ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Floor plan notes payable......................  $35,940,161      $32,219,713     $27,322,915
  Current maturities of long-term debt..........       28,553          146,303          78,736
  Due to affiliates.............................      849,404          798,413       1,989,841
  Accounts payable and accrued expenses.........   18,832,580       18,176,922      16,749,490
                                                  -----------      -----------     -----------
          Total current liabilities.............   55,650,698       51,341,351      46,140,982
                                                  -----------      -----------     -----------
LONG-TERM DEBT, net of current maturities.......      180,655          410,805         542,851
LONG-TERM DEFERRED INCOME TAXES.................      112,250               --              --
OTHER LONG-TERM LIABILITIES.....................      150,000          427,000         427,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
  Common stock..................................      125,800           71,278          71,278
  Additional paid-in capital....................    2,930,419        3,222,043       3,222,043
  Retained deficit..............................   (3,483,786)      (4,999,289)     (4,654,944)
                                                  -----------      -----------     -----------
          Total stockholders' deficit...........     (427,567)      (1,705,968)     (1,361,623)
                                                  -----------      -----------     -----------
          Total liabilities and stockholders'
            deficit.............................  $55,666,036      $50,473,188     $45,749,210
                                                  ===========      ===========     ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                  THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                     MARCH 31,
                                  ------------------------------------------   -------------------------
                                      1994           1995           1996          1996          1997
                                  ------------   ------------   ------------   -----------   -----------
                                                                                      (UNAUDITED)
REVENUES:
  New vehicle sales.............  $105,402,077   $125,809,681   $166,381,686   $33,956,621   $39,028,357
  Used vehicle sales............    49,871,793     68,332,375     90,895,516    21,801,846    26,948,807
  Parts and service sales.......    17,938,636     19,431,385     24,454,187     5,406,822     6,011,001
  Other dealership revenues,
    net.........................     4,107,658      5,314,141      6,810,908     1,527,717     1,763,811
                                  ------------   ------------   ------------   -----------   -----------
         Total revenues.........   177,320,164    218,887,582    288,542,297    62,693,006    73,751,976
COST OF SALES...................   152,573,395    188,730,407    249,560,060    54,033,295    63,953,277
                                  ------------   ------------   ------------   -----------   -----------
         Gross profit...........    24,746,769     30,157,175     38,982,237     8,659,711     9,798,699
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES.......    22,476,554     27,751,831     35,072,460     7,834,573     8,910,462
                                  ------------   ------------   ------------   -----------   -----------
         Income from
           operations...........     2,270,215      2,405,344      3,909,777       825,138       888,237
OTHER INCOME AND EXPENSE:
  Interest expense, net.........    (2,462,618)    (3,215,245)    (2,747,719)     (784,779)     (282,867)
  Other expense, net............        (6,511)       (43,735)       (45,094)      (13,818)      (31,462)
                                  ------------   ------------   ------------   -----------   -----------
INCOME (LOSS) BEFORE INCOME
  TAXES.........................      (198,914)      (853,636)     1,116,964        26,541       573,908
PROVISION FOR INCOME TAXES......       232,173        282,887        177,772         4,459       229,563
                                  ------------   ------------   ------------   -----------   -----------
NET INCOME (LOSS)...............  $   (431,087)  $ (1,136,523)  $    939,192   $    22,082   $   344,345
                                  ============   ============   ============   ===========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                       ADDITIONAL                    RETAINED
                                             COMMON     PAID-IN     SUBSCRIPTIONS    EARNINGS
                                             STOCK      CAPITAL      RECEIVABLE      (DEFICIT)       TOTAL
                                            --------   ----------   -------------   -----------   -----------
BALANCE, December 31, 1993................  $ 94,600   $1,961,619     $      --     $(1,916,176)  $   140,043
  Net loss................................        --           --            --        (431,087)     (431,087)
  Issuance of common stock................    31,200      968,800      (850,000)             --       150,000
  Payments on subscriptions receivable....        --           --        11,317              --        11,317
                                            --------   ----------     ---------     -----------   -----------
BALANCE, December 31, 1994................   125,800    2,930,419      (838,683)     (2,347,263)     (129,727)
  Net loss................................        --           --            --      (1,136,523)   (1,136,523)
  Payments on subscriptions receivable....        --           --       270,272              --       270,272
  Settlement of subscriptions
     receivable...........................        --           --       568,411              --       568,411
                                            --------   ----------     ---------     -----------   -----------
BALANCE, December 31, 1995................   125,800    2,930,419            --      (3,483,786)     (427,567)
  Net income..............................        --           --            --         939,192       939,192
  Dividend to parent under tax sharing
     agreement............................        --           --            --        (323,590)     (323,590)
  Purchase and retirement of treasury
     stock................................   (57,898)          --            --      (2,131,105)   (2,189,003)
  Stock issued to employees...............     3,376      291,624            --              --       295,000
                                            --------   ----------     ---------     -----------   -----------
BALANCE, December 31, 1996................    71,278    3,222,043            --      (4,999,289)   (1,705,968)
  Net income (unaudited)..................        --           --            --         344,345       344,345
                                            --------   ----------     ---------     -----------   -----------
BALANCE, March 31, 1997 (unaudited).......  $ 71,278   $3,222,043     $      --     $(4,654,944)  $(1,361,623)
                                            ========   ==========     =========     ===========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                                FOR THE
                                                                                                           THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                          -----------------------------------------    --------------------------
                                                             1994           1995           1996           1996           1997
                                                          -----------    -----------    -----------    -----------    -----------
                                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).....................................  $  (431,087)   $(1,136,523)   $   939,192    $    22,082    $   344,345
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities --
    Depreciation and amortization.......................      387,093        439,402        598,278        131,854        114,989
    Deferred income taxes...............................     (154,493)      (514,187)       (14,313)          (140)       (80,000)
    Provision for loan losses and doubtful accounts.....      226,530        208,972        357,860         93,982         95,000
    Loss (gain) on sale of assets.......................      129,930        (23,259)        32,632          7,192             --
    Non-cash compensation...............................           --             --        295,000             --             --
    Tax carryforward benefited..........................           --             --       (323,590)        (5,840)            --
    Changes in assets and liabilities --
      Accounts receivable...............................   (2,770,395)     2,651,367     (1,059,288)    (1,231,904)        40,546
      Inventories.......................................   (2,172,325)    (3,085,245)    (1,230,076)    (3,618,392)       549,622
      Due from affiliates, net..........................    1,515,356     (1,565,588)       132,341         55,461        972,909
      Prepaid expenses..................................      274,449        (25,720)      (170,068)      (486,404)       154,335
      Other assets......................................       30,262         (9,546)      (874,771)      (287,735)      (366,104)
      Floor plan notes payable..........................   (1,113,893)    (2,058,861)    (3,720,448)    (5,066,375)    (4,896,798)
      Accounts payable and accrued expenses.............    2,579,781      7,695,141       (655,658)      (764,144)    (1,427,432)
      Other long term liabilities.......................           --             --        277,000             --             --
                                                          -----------    -----------    -----------    -----------    -----------
        Total adjustments...............................   (1,067,705)     3,712,476     (6,355,101)   (11,172,445)    (4,842,933)
                                                          -----------    -----------    -----------    -----------    -----------
        Net cash provided by (used in) operating
          activities....................................   (1,498,792)     2,575,953     (5,415,909)   (11,150,363)    (4,498,588)
                                                          -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in notes receivable...............      187,893        361,811       (182,016)      (314,763)      (102,976)
  Purchases of property and equipment...................     (346,920)      (613,890)    (1,285,276)       (18,272)      (354,721)
                                                          -----------    -----------    -----------    -----------    -----------
        Net cash used in investing activities...........     (159,027)      (252,079)    (1,467,292)      (333,035)      (457,697)
                                                          -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term debt..................     (503,368)       (54,555)      (164,694)       (16,608)            --
  Borrowings of long-term debt..........................           --        110,168        512,594        212,594         64,479
  Payments on subscriptions receivable..................       11,317        270,272             --                            --
  Issuance of common stock..............................      150,000             --             --
                                                          -----------    -----------    -----------    -----------    -----------
        Net cash provided by (used in) financing
          activities....................................     (342,051)       325,885        347,900        195,986         64,479
                                                          -----------    -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....   (1,999,870)     2,649,759     (6,535,301)   (11,287,412)    (4,891,806)
CASH AND CASH EQUIVALENTS, beginning of period..........   19,978,895     17,979,025     20,628,784     20,628,784     14,093,483
                                                          -----------    -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, end of period................  $17,979,025    $20,628,784    $14,093,483    $ 9,341,372    $ 9,201,677
                                                          ===========    ===========    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for --
    Interest............................................  $ 2,523,650    $ 3,253,486    $ 2,808,993    $   802,572    $   970,937
    Taxes...............................................           --        227,090        818,962        192,493        108,200
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Receivables from stockholder forgiven in conjunction
    with purchase of treasury stock.....................           --             --      2,189,003             --             --
  Settlement of subscriptions receivable from
    stockholder in lieu of bonus........................           --        568,411             --             --             --
  Note received upon issuance of common stock...........      850,000             --             --             --             --

    The accompanying notes are an integral part of these combined financial statements.

                                  MCCALL GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

     McCall Group (the Companies) is primarily engaged in the retail sale of new and used automobiles and the sale of the related finance, insurance and service contracts thereon. In addition, the Companies sell automotive parts, provide vehicle servicing and sell wholesale used vehicles.

     The following companies are included within the combined group:

     Southwest Toyota, Inc. (d.b.a. Sterling McCall Toyota) (SMT) -- SMT is a Toyota dealership located in Houston, Texas.

     SMC Luxury Cars, Inc. (d.b.a. Sterling McCall Lexus) (SML) -- SML is a Lexus dealership located in Houston, Texas.

     The Companies and their stockholders intend to enter into a definitive agreement with Group 1 Automotive, Inc. (Group 1), pursuant to which all outstanding shares of the Companies' common stock will be exchanged for cash and shares of Group 1's common stock concurrent with the consummation of the initial public offering of the common stock of Group 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying combined financial statements include the accounts of SMT and SML. The Companies have been presented on a combined basis due to their related operations, common ownership and common management control. All significant intercompany balances and transactions have been eliminated in combination. SMC Investments, Inc. (SMC) owns 100% of the issued and outstanding stock of SML and approximately 51% of the stock of SMT. SMC is a separate holding company which does not operate in the automobile retailing industry and has not been included in the accompanying combined financial statements as it will not be acquired by Group 1.

  Major Suppliers and Franchise Agreements

     The Companies purchase substantially all of their new vehicles from Toyota Motor Corp. at the prevailing prices charged by the manufacturers to all franchised dealers. The Companies' sales volume could be adversely impacted by the manufacturers' inability to supply the dealership with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth requirements) and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Under certain state law, these restrictive provisions have been repeatedly found invalid both by state courts and administrative agencies. See "Risk Factors -- Manufacturers' Control Over Dealerships" and
"Business -- Franchise Agreements" for further discussion.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Fleet Sales

     SMT periodically supplies vehicles to various rental car companies as an accommodation to the manufacturer and to better utilize dealership capacity. These transactions generate nominal gross profit, and in management's opinion, do not represent sales in the normal course of business. Accordingly, sales

                                  MCCALL GROUP
of approximately $8.5 million, $7.7 million and $10.8 million and cost of sales of approximately $8.1 million, $7.5 million and $10.7 million have been excluded from the accompanying statements of operations for the years ended December 31, 1994, 1995 and 1996 as management believes excluding such amounts represents a more appropriate basis of presentation. The net profit on these wholesale fleet transactions is recorded as other dealership revenues in the accompanying statements of operations.

  Finance, Insurance and Service Contract Income Recognition

     The Companies arrange financing for customers through various institutions and receive financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Companies receive commissions from the sale of credit life and disability insurance and extended service contracts to customers.

     The Companies may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. Accordingly, the Companies have recorded reserves for future chargebacks in the accompanying combined financial statements based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership income in the accompanying combined financial statements.

  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Contracts in Transit

     Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New and demonstrator vehicles are stated at cost, determined on the last-in, first-out (LIFO) basis, which is not in excess of market.

     Used vehicles are stated at lower of cost or market, determined on a specific unit basis.

     Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated life of the asset.

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

                                  MCCALL GROUP

  Income Taxes

     The Companies follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. SML is a member of a consolidated group for tax reporting purposes. In accordance with SFAS No. 109, SML reports current and deferred tax expense using the separate return method, resulting in tax expense being recorded as if SML filed a separate company return for tax purposes. Under this method, SML does not recognize benefits for net operating losses (NOL's) as such amounts will not be refunded to SML by the consolidated group. These NOL carryforwards are offset against the provision for taxes in subsequent profitable years and treated as dividends to the parent when benefited. SMT is a separate tax paying entity and is not a member of a consolidated group.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters, if any, are recorded as operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Interest Expense

     Automobile manufacturers periodically provide floorplan interest assistance, or subsidies, which reduce the Companies' cost of financing. The accompanying financial statements reflect interest expense net of floor plan assistance.

  Fair Value of Financial Instruments

     The Companies' financial instruments consist primarily of floor plan notes payable, notes receivable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

  Advertising

     The Company expenses production and other costs of advertising as incurred.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions which may at times be in excess of federally insured levels. The Companies grant credit to local companies in various businesses. The Companies perform ongoing credit evaluations of their customers and generally do not require collateral. The Companies maintain an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Companies have not incurred significant losses related to these financial instruments to date.

                                  MCCALL GROUP

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for future chargebacks on finance, insurance and service contract income and reserves for retail loan loss guarantees (Notes 2 and 11, respectively). Actual results could differ from those estimates.

  Interim Financial Information

     As is normal and customary, the interim financial statements as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.

  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month or less. Additionally, the net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  New Accounting Pronouncement

     Effective January 1, 1996, the Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Companies.

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Amounts due from manufacturers............................  $1,067,573    $1,192,275
Parts and service receivables.............................     541,635       870,209
Warranty receivables......................................     270,386       259,826
Due from finance companies................................     984,521     1,204,624
Other.....................................................     831,682     1,180,201
                                                            ----------    ----------
                                                             3,695,797     4,707,135
Less -- Allowance for doubtful accounts...................    (159,972)     (299,300)
                                                            ----------    ----------
                                                            $3,535,825    $4,407,835
                                                            ==========    ==========

                                  MCCALL GROUP

     Activity in the Companies' allowance for doubtful accounts consists of the following:

                                                            DECEMBER 31,
                                                -------------------------------------
                                                  1994        1995          1996
                                                --------    --------    -------------
Balance, beginning of year....................  $ 33,427    $ 35,530      $159,972
Additions charged to expense..................    35,530     159,972       187,278
Deductions for uncollectible receivables
  written off.................................   (33,427)    (35,530)      (47,950)
                                                --------    --------      --------
                                                $ 35,530    $159,972      $299,300
                                                ========    ========      ========

     Inventories consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
New vehicles...........................................  $14,776,185    $13,918,424
Used vehicles..........................................    8,258,953     11,050,657
Parts, accessories and other...........................    1,502,030      1,566,156
Rental vehicles........................................    2,452,290      1,674,747
Accumulated LIFO Reserve...............................   (4,498,569)    (4,489,019)
                                                         -----------    -----------
                                                         $22,490,889    $23,720,965
                                                         ===========    ===========

     If the specific unit method of inventory were used, net income would have increased (decreased) by approximately $111,000, $305,000 and $(9,000) for the years ended December 31, 1994, 1995 and 1996, respectively.

     Activity in the Companies' allowance for uncollectible notes consists of the following:

                                                            DECEMBER 31,
                                                   -------------------------------
                                                     1994       1995       1996
                                                   --------   --------   ---------
Balance, beginning of year......................   $     --   $191,000   $ 240,000
Additions charged to expense....................    191,000     49,000     170,580
Deductions for uncollectible receivables
  written-off...................................         --         --    (196,580)
                                                   --------   --------   ---------
                                                   $191,000   $240,000   $ 214,000
                                                   ========   ========   =========

     Accounts payable and accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
Accounts payable, trade................................  $ 7,738,625    $ 7,452,034
Reserve for finance, insurance and service contract
  chargebacks..........................................    3,023,815      3,011,354
Reserve for retail loan guarantees.....................    1,471,000      1,965,000
Other accrued expenses.................................    6,599,140      5,748,534
                                                         -----------    -----------
                                                         $18,832,580    $18,176,922
                                                         ===========    ===========

                                  MCCALL GROUP

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                             ESTIMATED             DECEMBER 31,
                                            USEFUL LIVES    --------------------------
                                              IN YEARS         1995           1996
                                            ------------    -----------    -----------
Leasehold improvements....................       20         $ 2,054,158    $ 2,470,037
Machinery and equipment...................       7              878,388      1,136,461
Furniture and fixtures....................       7            2,090,443      2,622,636
Autos and trucks..........................       5              348,875        380,626
                                                            -----------    -----------
          Total...........................                    5,371,864      6,609,760
Less -- Accumulated depreciation..........                   (2,879,213)    (3,462,743)
                                                            -----------    -----------
          Property and equipment, net.....                  $ 2,492,651    $ 3,147,017
                                                            ===========    ===========

5. FLOOR PLAN NOTES PAYABLE:

     Floor plan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1995           1996
                                                         -----------    -----------
New vehicles...........................................  $30,045,548    $24,398,255
Used vehicles..........................................    3,475,307      6,212,001
Rental vehicles........................................    2,419,306      1,609,457
                                                         -----------    -----------
          Total floor plan notes payable...............  $35,940,161    $32,219,713
                                                         ===========    ===========

     Floorplan notes payable are due to various floor plan lenders, bearing interest at rates ranging from prime plus .5% to prime plus 1.5%. As of December 31, 1995 and 1996, the weighted average interest rate on floorplan notes payable outstanding was 9.41 and 8.99 percent. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2,369,000, $3,096,000 and $2,498,000 for the years ended December 31, 1994,
1995 and 1996. Manufacturer interest assistance, which is recorded as a reduction to interest expense in the accompanying financial statements, totaled approximately $82,000, $91,000 and $136,000 for the years ended December 31, 1994, 1995 and 1996. The flooring arrangements permit the Companies to borrow up to $38,300,000 dependent upon new and used vehicle sales and inventory levels. As of December 31, 1996, total available borrowings under the floorplan agreements were approximately $6,080,000. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all new and used vehicles.

                                  MCCALL GROUP

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995        1996
                                                              --------    ---------
Note payable to floorplan institution, principal payable in
  monthly installments of $5,000 through August 2001,
  interest payable monthly at lender's available financing
  rate plus 1.5% (9.3% at December 31, 1996)................  $     --    $ 275,000
Other notes payable, maturing in varying amounts through
  April 2001, with interest ranging from 5.5% to 9.6% at
  December 31, 1996.........................................   209,208      282,108
                                                              --------    ---------
                                                               209,208      557,108
Less -- Current portion.....................................   (28,553)    (146,303)
                                                              --------    ---------
                                                              $180,655    $ 410,805
                                                              ========    =========

     The aggregate maturities of long-term debt as of December 31, 1996, are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997.............................................................  $146,303
   1998.............................................................   141,666
   1999.............................................................   124,378
   2000.............................................................   103,906
   2001.............................................................    40,855
                                                                      --------
                                                                      $557,108
                                                                      ========

7. STOCKHOLDERS' EQUITY:

     Capital stock consists of the following as of December 31, 1996:

                                          AUTHORIZED   ISSUED    OUTSTANDING   PAR VALUE
                                          ----------   -------   -----------   ---------
Sterling McCall Toyota..................    500,000     70,278      70,278       $1.00
Sterling McCall Lexus...................  1,000,000    100,000     100,000         .01

  Treasury Stock Transactions

     During 1996, SMT and its principal stockholder entered into a series of treasury stock transactions in which SMT repurchased 57,898 shares of common stock from its principal stockholder. In conjunction with these transactions, SMT forgave approximately $2,189,000 of related party receivables due from various entities owned by the principal stockholder. As part of these transactions, SMT has agreed to repurchase in certain instances, up to 4,502 additional shares of stock from its principal stockholder in exchange for a note payable in the amount of $2 million. This repurchase provision will be cancelled concurrently with an initial public offering of stock by the Companies. The shares repurchased by SMT have been constructively retired for financial reporting purposes.

  Restricted Stock Awards

     During December 1996, the Companies granted 3,376 shares of stock to two employees as compensation for prior services. The shares were issued as of the grant date and the Companies

                                  MCCALL GROUP
recorded compensation expense of $295,000 related to these shares based on the estimated fair market value of the shares as of the grant date. The shares issued are subject to various restrictions relating to transferability and resale, and contain a right of first refusal for repurchase by the Companies.

8. RELATED-PARTY TRANSACTIONS:

  Operating Leases

     SMT and SML lease land, facilities and equipment from limited partnerships and other entities controlled by the majority stockholder of the Companies under operating leases. Additional information regarding the terms of these leases is contained in Note 9 "Operating Leases".

  Commissions and Management Fees

     The Companies sell credit life and disability insurance policies and extended service contracts which are underwritten by three companies owned by the principal stockholders of the Companies. The Companies also sell various aftermarket products from certain companies owned by the principal stockholders of the Companies. The Companies paid commissions to these entities of approximately $675,700, $1,131,500 and $1,591,000 on credit life and disability insurance policies, extended service contracts and aftermarket products sold during the years ended December 31, 1994, 1995 and 1996, respectively.

     The Companies pay management fees plus certain allocated and out of pocket expenses to an entity owned by the principal stockholder of the Companies for consultation and direct management assistance with respect to operations and strategic planning. Management fee expense totaled approximately $1,076,400, $1,255,800 and $1,443,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Financing Arrangements

     The dealerships arrange financing for certain second chance finance customers through an entity owned by the principal stockholder of the Companies. The dealerships pay a financing fee of 2% on these finance contracts, and such contracts are non-recourse to the dealerships. Total financing fees paid to this entity for the years ended December 31, 1994, 1995 and 1996 were approximately $--, $95,000 and $360,000. In addition to providing financing for second chance finance customers, this entity also provides loan servicing, collection and repossession services to the Companies related to defaulted loans which have been repurchased by the Companies under a financing arrangement with a third party lender. (See Note 11).

     The Companies have entered into a floorplan agreement with a financing company owned by the principal stockholder which allows for a maximum of $1,000,000 in borrowing capacity. As of December 31, 1995 and 1996, approximately $709,200 and $619,100, respectively, of floorplan notes payable under this agreement are included in due to affiliates in the accompanying financial statements. Borrowings under the floorplan agreement bear interest at 11.75%.

  Other

     The Companies have various receivable and payable balances with the stockholders and related party entities owned by the stockholders. Receivables from related parties are due on demand and do not bear interest. The table below sets forth the significant components of the amounts due to/from related parties in the accompanying combined balance sheets:

                                  MCCALL GROUP

                                                                    DECEMBER 31,
                                                             ---------------------------
                                                                 1995           1996
                                                             ------------   ------------
Due from affiliated finance entity.........................   $  509,889     $  778,460
Receivable from principal stockholder, other...............    3,259,900        618,994
                                                              ----------     ----------
Total due from affiliates..................................   $3,769,789     $1,397,454
                                                              ==========     ==========
Due to affiliated floor plan company.......................   $  709,218     $  619,138
Due to principal stockholder, other........................      140,186        179,275
                                                              ----------     ----------
Total due to affiliates....................................   $  849,404     $  798,413
                                                              ==========     ==========

     The Companies have provided guarantees and/or pledged assets as security for certain outstanding loan obligations of various related parties. See Note 11 "Commitments and Contingencies," for discussion of guarantee and security arrangements provided on behalf of related parties.

9. OPERATING LEASES:

     The Companies lease various facilities and equipment under operating lease agreements, including leases with related parties. These leases are noncancelable and expire on various dates through 2006. The lease agreements are subject to renewal under essentially the same terms and conditions as the original leases.

     Future minimum lease payments for operating leases are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997..........................................................  $ 2,253,556
   1998..........................................................    2,196,084
   1999..........................................................    2,076,590
   2000..........................................................    2,003,908
   2001..........................................................    1,355,982
   Thereafter....................................................      648,000
                                                                   -----------
   Total.........................................................  $10,534,120
                                                                   ===========

     Total rent expense under all operating leases, including operating leases with related parties, was approximately $1,636,000, $1,906,000 and $2,030,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled $1,487,000, $1,543,000 and $1,627,000 for the years ended December 31, 1994,
1995 and 1996, respectively.

                                  MCCALL GROUP

10. INCOME TAXES:

     The Companies are subject to a Texas franchise tax which is an income based tax. Federal and state income taxes are as follows:

                                                            DECEMBER 31,
                                                  --------------------------------
                                                    1994        1995        1996
                                                  ---------   ---------   --------
Federal --
  Current.......................................  $ 341,971   $ 695,074   $168,053
  Deferred......................................   (133,085)   (466,528)   (12,618)
State --
  Current.......................................     44,695     102,000     24,032
  Deferred......................................    (21,408)    (47,659)    (1,695)
                                                  ---------   ---------   --------
                                                  $ 232,173   $ 282,887   $177,772
                                                  =========   =========   ========

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                            DECEMBER 31,
                                                   -------------------------------
                                                     1994       1995        1996
                                                   --------   ---------   --------
Provision (benefit) at the statutory rate........  $(67,631)  $(290,236)  $379,768
Increase (decrease) resulting from --
  State income tax, net of benefit for federal
     deduction...................................    15,369      35,865     14,742
  SML NOL (benefited) not benefited..............   184,144     584,795   (323,590)
  Other..........................................   100,291     (47,537)   106,852
                                                   --------   ---------   --------
                                                   $232,173   $ 282,887   $177,772
                                                   ========   =========   ========

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and liabilities result principally from the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Reserves and accruals not deductible until paid...........  $1,760,860    $1,779,755
Other.....................................................      99,238        94,656
                                                            ----------    ----------
                                                            $1,860,098    $1,874,411
                                                            ==========    ==========

                                  MCCALL GROUP

     The net deferred tax assets and liabilities are comprised of the following:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1995          1996
                                                            ----------    ----------
Deferred tax assets --
  Current.................................................  $1,972,348    $1,773,229
  Long-term...............................................       7,200       182,711
                                                            ----------    ----------
          Total...........................................   1,979,548     1,955,940
                                                            ----------    ----------
Deferred tax liabilities --
  Current.................................................          --        (6,836)
  Long-term...............................................    (119,450)      (74,693)
                                                            ----------    ----------
          Total...........................................    (119,450)      (81,529)
                                                            ----------    ----------
          Net deferred income tax assets..................  $1,860,098    $1,874,411
                                                            ==========    ==========

     As discussed in Note 2, SML is a member of a consolidated group for tax reporting purposes and reports income taxes under the separate return method. During 1994 and 1995, SML did not record tax benefits of approximately $184,000 and $585,000 related to net operating losses as such amounts would not be reimbursed by the consolidated group. During 1996, approximately $323,600 of these benefits were offset against the provision for taxes and accounted for as a dividend in the accompanying statement of stockholders' equity.

11. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Companies are defendants in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such action will not have a material adverse effect on the Companies' financial position or results of operations.

  Insurance

     The Companies carry a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage. The Companies have not incurred significant claims or losses on any of their insurance policies.

  Loan Guarantees Provided on Second Chance Financing

     The Companies provide second-chance financing for certain customers through a third party lender. Under the terms of this financing contract, customers execute installment contracts which are guaranteed with full recourse by the Companies. In the event that the customer defaults on the note, the lender requires repayment of the principal amount of the note plus earned interest through the date of default, with repossession of the vehicle to be performed by the applicable dealership. During the years ended December 31, 1994, 1995 and 1996, the Companies sold approximately $3,518,000, $4,492,000 and $7,471,000, respectively, in full recourse loans to the lender.

     Total customer notes outstanding guaranteed by the dealership at December 31, 1995 and 1996, were approximately $7,413,000 and $10,434,000, respectively. The Companies have provided reserves for future loan losses based on historical loss trends and total guarantees outstanding.

                                  MCCALL GROUP

     Activity in the Companies' reserve account consists of the following:

                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                           1994         1995         1996
                                                        ----------   ----------   ----------
Balance, beginning of year............................  $1,436,000   $1,360,000   $1,471,000
Additions charged to expense..........................     124,000      343,000    1,033,000
Deductions for loans written off......................    (200,000)    (232,000)    (539,000)
                                                        ----------   ----------   ----------
                                                        $1,360,000   $1,471,000   $1,965,000
                                                        ==========   ==========   ==========

  Stockholder Loan Guarantees

     The principal stockholder of the Companies has a $6,857,000 line-of-credit outstanding with a financial institution as of December 31, 1996, which is guaranteed by SMT and SML and is secured by all of the real estate, buildings and improvements at the dealerships. The line of credit expires in January 2000; however, the note agreement contains a provision for two additional five-year renewal periods. The notes bear interest at the lender's available financing rate plus one and one quarter percent (9.03% at December 31, 1996). As of December 31, 1996, there was approximately $4.7 million outstanding on the line-of-credit.

     The principal stockholder of the Companies has a $1.5 million revolving line of credit outstanding with a financial institution as of December 31, 1996, which is guaranteed by SMT and SML. The line of credit is payable in monthly installments of $10,000 plus interest and bears interest at prime plus three percent (11.25% at December 31, 1996). As of December 31, 1996, there was approximately $1,400,000 outstanding on the line of credit.

     The principal stockholder of the Companies has a $2 million note payable to a financial institution at December 31, 1996, which is guaranteed by SML. The note matures on May 13, 1998, and bears interest at the financial institution's base rate of interest (9.25% at December 31, 1996). As of December 31, 1996, there was approximately $1,900,000 outstanding on the note.

     The principal stockholder of the Companies also has a $480,000 note payable to a financial institution at December 31, 1996, which is guaranteed by SML. The note is payable in monthly installments of $6,277, including interest, through December 2005 and bears interest at prime plus one percent (9.25% at December 31, 1996). As of December 31, 1996, there was $447,366 outstanding on the note.

12. PROPOSED ACQUISITION BY GROUP 1:

     The stockholders of the Companies intend to enter into definitive purchase agreements with Group 1 providing for the acquisition of the Companies by Group
1. In conjunction with the acquisition of the Companies by Group 1, all existing operating leases with related parties will be restructured under new lease agreements and the principal stockholder of the Companies will obtain releases for the Companies from the stockholder loan guarantees discussed above.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Smith Group:

     We have audited the accompanying combined balance sheets of the companies identified in Note 1 (the Companies) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
May 9, 1997

                                  SMITH GROUP

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                  DECEMBER 31,    DECEMBER 31,     MARCH 31,
                                                      1995            1996           1997
                                                  ------------    ------------    -----------
                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $   541,575     $   988,167     $ 1,921,906
  Contracts in transit..........................    7,195,303       8,081,662       7,542,229
  Accounts receivable, net......................    4,485,359       4,467,590       4,531,964
  Due from affiliates...........................       46,007          14,580          24,250
  Inventories...................................   27,946,621      30,637,433      37,105,018
  Prepaid expenses..............................      200,585         185,218         549,198
  Deferred income tax benefit...................      246,543         182,081         182,081
                                                  -----------     -----------     -----------
          Total current assets..................   40,661,993      44,556,731      51,856,646
PROPERTY AND EQUIPMENT, net.....................    9,667,539       9,819,994       9,844,384
GOODWILL, net...................................    2,387,514       2,322,307       2,315,105
OTHER ASSETS....................................      209,951         689,453         607,222
                                                  -----------     -----------     -----------
          Total assets..........................  $52,926,997     $57,388,485     $64,623,357
                                                  ===========     ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Floor plan notes payable......................  $27,424,232     $30,676,725     $37,120,043
  Current maturities of long-term debt..........      775,844         949,565         992,623
  Accounts payable and accrued expenses.........    8,163,483       8,509,815       8,816,531
                                                  -----------     -----------     -----------
          Total current liabilities.............   36,363,559      40,136,105      46,929,197
                                                  -----------     -----------     -----------
LONG-TERM DEBT, net of current maturities.......    5,607,581       5,006,474       4,743,869
LONG-TERM DEFERRED INCOME TAXES.................      246,234         217,611         217,611
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock..................................        2,090           3,090           3,090
  Additional paid-in capital....................    5,890,228       6,369,228       6,369,228
  Retained earnings.............................    5,212,602       6,051,274       6,755,659
  Treasury stock, at cost.......................     (395,297)       (395,297)       (395,297)
                                                  -----------     -----------     -----------
          Total stockholders' equity............   10,709,623      12,028,295      12,732,680
                                                  -----------     -----------     -----------
          Total liabilities and stockholders'
            equity..............................  $52,926,997     $57,388,485     $64,623,357
                                                  ===========     ===========     ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                       COMBINED STATEMENTS OF OPERATIONS

                                                                              FOR THE THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                      MARCH 31,
                                 ------------------------------------------   ---------------------------
                                     1994           1995           1996           1996           1997
                                 ------------   ------------   ------------   ------------   ------------
                                                                                      (UNAUDITED)
REVENUES:
  New vehicle sales............  $136,916,929   $132,149,669   $124,173,950   $ 26,329,001   $ 36,148,519
  Used vehicle sales...........    49,548,703     57,363,332     60,579,545     15,322,758     16,377,389
  Parts and service sales......    25,501,449     26,237,774     28,630,577      6,826,226      6,982,768
  Other dealership revenues,
     net.......................     5,109,438      5,506,759      4,895,329      1,267,754      1,425,376
                                 ------------   ------------   ------------   ------------   ------------
          Total revenues.......   217,076,519    221,257,534    218,279,401     49,745,739     60,934,052
COST OF SALES..................   189,920,137    192,664,811    189,169,263     42,826,631     52,483,768
                                 ------------   ------------   ------------   ------------   ------------
          Gross profit.........    27,156,382     28,592,723     29,110,138      6,919,108      8,450,284
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES......    21,726,879     22,823,685     23,710,904      5,577,079      6,874,912
                                 ------------   ------------   ------------   ------------   ------------
          Income from
            operations.........     5,429,503      5,769,038      5,399,234      1,342,029      1,575,372
OTHER INCOME AND EXPENSE:
  Interest expense, net........    (2,146,562)    (2,955,787)    (1,710,157)      (368,108)      (447,444)
  Other income (expense), net..       (28,869)       202,134        222,470        (14,369)        (4,910)
                                 ------------   ------------   ------------   ------------   ------------
INCOME BEFORE INCOME
  TAXES........................     3,254,072      3,015,385      3,911,547        959,552      1,123,018
PROVISION FOR INCOME
  TAXES........................       455,385        562,415        677,751        167,292        209,349
                                 ------------   ------------   ------------   ------------   ------------
NET INCOME.....................  $  2,798,687   $  2,452,970   $  3,233,796   $    792,260   $    913,669
                                 ============   ============   ============   ============   ============

    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            ADDITIONAL
                                   COMMON    PAID-IN      RETAINED     TREASURY
                                   STOCK     CAPITAL      EARNINGS       STOCK        TOTAL
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1993.......  $2,090   $5,890,228   $ 3,306,098   $(395,297)  $ 8,803,119
  Net income.....................     --            --     2,798,687          --     2,798,687
  Dividends......................     --            --    (1,787,914)         --    (1,787,914)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1994.......  2,090     5,890,228     4,316,871    (395,297)    9,813,892
  Net income.....................     --            --     2,452,970          --     2,452,970
  Dividends......................     --            --    (1,557,239)         --    (1,557,239)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1995.......  2,090     5,890,228     5,212,602    (395,297)   10,709,623
  Net income.....................     --            --     3,233,796          --     3,233,796
  Issuance of common stock.......  1,000       479,000            --          --       480,000
  Dividends......................     --            --    (2,395,124)         --    (2,395,124)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, December 31, 1996.......  3,090     6,369,228     6,051,274    (395,297)   12,028,295
  Net income (unaudited).........                            913,669                   913,669
  Dividends (unaudited)..........                           (209,284)                 (209,284)
                                   ------   ----------   -----------   ---------   -----------
BALANCE, March 31, 1997
  (unaudited)....................  $3,090   $6,369,228   $ 6,755,659   $(395,297)  $12,732,680
                                   ======   ==========   ===========   =========   ===========

    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                       FOR THE
                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                 MARCH 31,
                                        ------------------------------------   -----------------------
                                           1994         1995         1996         1996         1997
                                        ----------   ----------   ----------   ----------   ----------
                                                                                      UNAUDITED
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................  $2,798,687   $2,452,970   $3,233,796   $  792,260   $  913,669
                                        ----------   ----------   ----------   ----------   ----------
  Adjustments to reconcile net income
    to net cash provided by operating
    activities --
    Depreciation and amortization.....     586,847      669,312      719,991      178,545      183,746
    LIFO reserve......................     510,715       78,061       35,489           --           --
    Deferred income taxes.............      (1,258)      29,389       35,839        8,601           --
    Provision for doubtful accounts...      64,357       61,460       49,729       14,035       21,447
    Loss (gain) on sale of assets.....      51,662      (74,258)      65,088       16,042           --
    Changes in assets and
      liabilities --
      Accounts receivable.............  (1,051,312)  (1,207,158)     (31,960)     581,261      (85,821)
      Inventories.....................  (1,860,114)      (4,323)  (2,726,301)   2,094,451   (6,467,585)
      Due from affiliates, net........      92,489     (136,650)      31,427        9,477       (9,670)
      Prepaid expenses................     (63,039)     264,974       15,367     (140,522)    (363,980)
      Other assets....................     159,412      (12,073)    (493,584)      11,760       82,231
      Floor plan notes payable........   1,395,865    2,175,223    3,252,493   (3,407,045)   6,443,318
      Accounts payable and accrued
         expenses.....................  (1,513,901)     678,372      346,332      528,404      500,397
                                        ----------   ----------   ----------   ----------   ----------
         Total adjustments............  (1,628,277)   2,522,329    1,299,910     (104,991)     304,083
                                        ----------   ----------   ----------   ----------   ----------
         Net cash provided by
           operating activities.......   1,170,410    4,975,299    4,533,706      687,269    1,217,752
                                        ----------   ----------   ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
    equipment.........................    (217,724)    (699,792)    (858,245)    (165,287)    (200,934)
                                        ----------   ----------   ----------   ----------   ----------
         Net cash used in investing
           activities.................    (217,724)    (699,792)    (858,245)    (165,287)    (200,934)
                                        ----------   ----------   ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments of long-term
    debt..............................    (945,957)    (899,623)    (961,108)    (209,363)    (219,547)
  Borrowings of long-term debt........   1,828,333      375,071      533,722           --           --
  Issuance of common stock............          --           --      480,000           --           --
  Dividends...........................  (1,787,914)  (1,557,239)  (2,395,124)    (211,669)    (402,965)
                                        ----------   ----------   ----------   ----------   ----------
         Net cash used in financing
           activities.................    (905,538)  (2,081,791)  (2,342,510)    (421,032)    (622,512)
                                        ----------   ----------   ----------   ----------   ----------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS.........................      47,148    2,193,716    1,332,951      100,950      394,306
CASH AND CASH EQUIVALENTS,
  beginning of period.................   5,496,014    5,543,162    7,736,878    7,736,878    9,069,829
                                        ----------   ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS,
  end of period.......................  $5,543,162   $7,736,878   $9,069,829   $7,837,828   $9,464,135
                                        ==========   ==========   ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
  Cash paid for --
    Interest..........................  $2,562,555   $3,743,310   $2,818,402   $  622,928   $  839,349
    Taxes.............................     390,641      522,565      543,401      134,219      160,000

    The accompanying notes are an integral part of these combined financial statements.

                                  SMITH GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

     Smith Group (the Companies) is primarily engaged in the retail sale of new and used automobiles and the sale of the related finance, insurance and service contracts thereon. In addition, the Companies sell automotive parts, provide vehicle servicing and sell wholesale used vehicles.

     The following companies are included within the combined group:

          Mike Smith Autoplaza, Inc. (MSAP)

        MSAP consists of several franchises which conduct business at contiguous locations in Beaumont, Texas. The franchises operated in this location include Oldsmobile, Lincoln, Mercury, GMC, Mitsubishi, Kia and Honda.

          Town North Nissan, Inc. (Town North)

        Town North consists of three companies operating several franchises which conduct business at contiguous locations in Austin, Texas. The franchises operated in this location include Nissan, Mitsubishi and Suzuki.

          Courtesy Nissan, Inc. (Courtesy)

        Courtesy is a Nissan dealership located in Richardson, Texas.

          Smith, Liu & Corbin, Inc. (d.b.a. Acura Southwest) (Acura)

        Acura is an Acura dealership located in Houston, Texas.

        Round Rock Nissan, Inc. (Round Rock)

        Round Rock is a Nissan dealership located in Round Rock, Texas.

     The Companies and their stockholders intend to enter into a definitive agreement with Group 1 Automotive, Inc. (Group 1), pursuant to which all outstanding shares of the Companies' common stock will be exchanged for cash and shares of Group 1's common stock concurrent with the consummation of the initial public offering of the common stock of Group 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying combined financial statements include the accounts of the Companies listed above. The Companies have been presented on a combined basis due to their related operations, common ownership and common management control. All significant intercompany balances and transactions have been eliminated in combination.

  Major Suppliers and Franchise Agreements

     The Companies purchase substantially all of their new vehicles from Nissan Motor Co., Ltd., Honda Motor Co., Ltd., General Motors Corporation, Mitsubishi Motors Corp., Suzuki Motor Co., Ltd., Ford Motor Company and Kia Motor Co., Ltd. at the prevailing prices charged by the manufacturers to all franchised dealers. The Companies' sales volume could be adversely impacted by the manufacturers' inability to supply the dealership with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

     The dealer franchise agreements contain provisions which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth

                                  SMITH GROUP
requirements) and which also provide for the termination of the franchise agreement by the manufacturers in certain instances. Under certain state law, these restrictive provisions have been repeatedly found invalid both by state courts and administrative agencies. See "Risk Factors -- Manufacturers' Control Over Dealerships" and "Business -- Franchise Agreements" for further discussion.

  Revenue Recognition

     Revenue from vehicle sales, parts sales and vehicle service is recognized upon delivery to the customer.

  Finance, Insurance and Service Contract Income Recognition

     The Companies arrange financing for customers through various institutions and receive financing fees equal to the difference between the loan rates charged to customers over the predetermined financing rates set by the financing institution. In addition, the Companies receive commissions from the sale of credit life and disability insurance and extended service contracts to customers.

     The Companies may be charged back (chargebacks) for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by customers. Accordingly, the Companies have recorded reserves for future chargebacks in the accompanying combined financial statements based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership income in the accompanying combined financial statements.

  Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

  Contracts in Transit

     Contracts in transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions.

  Inventories

     New and demonstrator vehicles are stated at cost, determined on the last-in, first-out (LIFO) basis, which is not in excess of market.

     Used vehicles are stated at the lower of cost or market, determined on a specific-unit basis.

     Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

  Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated life of the asset.

     Expenditures for major additions or improvements which extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs which do not improve or extend the life of such assets are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

                                  SMITH GROUP

  Goodwill

     Goodwill represents the excess of the purchase price of dealerships acquired (Town North Nissan, Courtesy Nissan and Mike Smith Auto Plaza) over the fair value of assets acquired at the date of acquisition. Goodwill is being amortized on a straight-line basis over 40 years and amortization expense charged to operations totaled approximately $67,000 for each of the three years in the period ended December 31, 1996. Accumulated amortization totaled approximately $889,000 and $956,000 as of December 31, 1995 and 1996, respectively.

  Income Taxes

     The Companies follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled.

     Certain of the Companies have elected S Corporation status, as defined by the Internal Revenue Code, whereby the companies are not subject to taxation for federal purposes. Under S Corporation status, the stockholders report their share of these companies' taxable earnings or losses in their personal tax returns.

  Environmental Liabilities and Expenditures

     Accruals for environmental matters, if any, are recorded as operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  Interest Expense

     Automobile manufacturers periodically provide floorplan interest assistance, or subsidies, which reduce the Companies' cost of financing. The accompanying financial statements reflect interest expense net of floor plan assistance.

  Fair Value of Financial Instruments

     The Companies' financial instruments consist primarily of floor plan notes payable and long-term debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates.

  Advertising

     The Company expenses production and other costs of advertising as incurred.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Companies to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions which may at times be in excess of federally insured levels. The Companies grant credit to local companies in various businesses. The Companies perform

                                  SMITH GROUP
ongoing credit evaluations of its customers and generally do not require collateral. The Companies maintain an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses. The Companies have not incurred significant losses related to these financial instruments to date.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying financial statements relate to reserves for future chargebacks on finance, insurance and service contract income. Actual results could differ from those estimates.

  Interim Financial Information

     As is normal and customary, the interim financial statements as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, are unaudited, and certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has not been included herein. In the opinion of management, all adjustments necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements, have been properly included. Due to seasonality and other factors, the results of operations for the interim periods are not necessarily indicative of the results that will be realized for the entire fiscal year.

  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include contracts in transit which are typically collected within one month or less. Additionally, the net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

  New Accounting Pronouncement

     Effective January 1, 1996, the Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Companies.

                                  SMITH GROUP

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Accounts receivable consist of the following:

                                                                   DECEMBER 31,
                                                           ----------------------------
                                                               1995            1996
                                                           ------------    ------------
Vehicle receivables......................................   $1,080,501      $1,082,909
Amounts due from manufacturers...........................    1,224,067       1,670,776
Parts and service receivables............................      593,526         949,874
Warranty receivables.....................................      313,040         314,391
Due from finance companies...............................      572,090         392,192
Other....................................................      833,635         138,948
                                                            ----------      ----------
                                                             4,616,859       4,549,090
Less -- Allowance for doubtful accounts..................     (131,500)        (81,500)
                                                            ----------      ----------
                                                            $4,485,359      $4,467,590
                                                            ==========      ==========

     Activity in the Companies' allowance for doubtful accounts consists of the following:

                                                             DECEMBER 31,
                                                    ------------------------------
                                                      1994       1995       1996
                                                    --------   --------   --------
Balance, beginning of year........................  $123,800   $123,800   $131,500
Additions charged to expense......................    64,357     61,460     49,729
Deductions for uncollectible receivables written
  off.............................................   (64,357)   (53,760)   (99,729)
                                                    --------   --------   --------
                                                    $123,800   $131,500   $ 81,500
                                                    ========   ========   ========

     Inventories consist of the following:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                             1995            1996
                                                         ------------    ------------
New vehicles...........................................  $22,490,819     $24,302,689
Used vehicles..........................................    5,931,163       6,936,348
Parts, accessories and other...........................    3,193,566       3,102,812
Accumulated LIFO reserve...............................   (3,668,927)     (3,704,416)
                                                         -----------     -----------
                                                         $27,946,621     $30,637,433
                                                         ===========     ===========

     If the specific-unit method of inventory were used, net income would have increased by approximately $511,000, $78,000 and $35,000, for the years ended December 31, 1994, 1995 and 1996, respectively.

     Accounts payable and accrued expenses consist of the following:

                                                                   DECEMBER 31,
                                                           ----------------------------
                                                               1995            1996
                                                           ------------    ------------
Accounts payable, trade..................................   $3,342,165      $3,696,293
Reserve for finance, insurance and service contract
  chargebacks............................................    1,633,822       1,374,780
Other accrued expenses...................................    3,187,496       3,438,742
                                                            ----------      ----------
                                                            $8,163,483      $8,509,815
                                                            ==========      ==========

                                  SMITH GROUP

4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                             ESTIMATED              DECEMBER 31,
                                            USEFUL LIVES    ----------------------------
                                              IN YEARS          1995            1996
                                            ------------    ------------    ------------
Land......................................       --         $ 4,711,997     $ 4,789,177
Buildings.................................       35           4,797,574       4,858,250
Leasehold improvements....................       15           1,274,911       1,367,199
Machinery and equipment...................        7           1,517,522       1,720,940
Furniture and fixtures....................        7           2,300,038       2,535,075
Autos and trucks..........................        5             213,198         321,316
Rental vehicles...........................       --              95,294         124,023
                                                            -----------     -----------
          Total...........................                   14,910,534      15,715,980
Less -- Accumulated depreciation..........                   (5,242,995)     (5,895,986)
                                                            -----------     -----------
  Property and equipment, net.............                  $ 9,667,539     $ 9,819,994
                                                            ===========     ===========

5. FLOOR PLAN NOTES PAYABLE:

     Floorplan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                             1995            1996
                                                         ------------    ------------
New vehicles...........................................  $25,708,702     $27,712,804
Used vehicles..........................................    1,715,530       2,963,921
                                                         -----------     -----------
          Total floor plan notes payable...............  $27,424,232     $30,676,725
                                                         ===========     ===========

     Floorplan notes payable are due to various floor plan lenders, bearing interest at rates ranging from prime (adjusted for volume with lender (8.0% at December 31, 1996)) to prime plus 1.75%. As of December 31, 1995 and 1996, the weighted average interest rate on floorplan notes payable outstanding was 8.84% and 8.66%, respectively. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $2,248,351, $3,188,220 and $2,523,296 for the years ended December 31, 1994, 1995 and 1996. Manufacturer interest assistance, which is recorded as a reduction to interest expense in the accompanying financial statements, totaled approximately $731,948, $837,201 and $1,111,068 for the years ended December 31, 1994, 1995 and 1996. The flooring arrangements permit the Companies to borrow up to $37,212,000 dependent upon new and used vehicle sales and inventory levels. As of December 31, 1996, total available borrowings under floor plan agreements were approximately $6,535,000. Payments on the notes are due when the related vehicles are sold and are collateralized by substantially all new and used vehicles.

                                  SMITH GROUP

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                             ------------------------
                                                                1995          1996
                                                             ----------    ----------
Note payable to Texas Commerce Bank (TCB), with monthly
  principal payments of $41,892, due through March 2004,
  bearing interest at 7.5%, payable monthly................  $4,143,918    $3,641,136
Mortgage loan with TCB, with monthly principal payments of
  $15,000, due through May 2005, bearing interest at prime
  plus .25% (8.50% at December 31, 1996), payable
  monthly..................................................   1,675,000     1,494,291
Note payable to Nissan Motor Acceptance Corporation (NMAC),
  with monthly principal payments of $7,500, due through
  January 2002, bearing interest at prime plus 1.75% (10.0%
  at December 31, 1996), payable monthly...................          --       450,000
Other notes payable, maturing in varying amounts through
  November 2000 with interest ranging from prime plus .25%
  to prime plus 1.5%.......................................     564,507       370,612
                                                             ----------    ----------
                                                              6,383,425     5,956,039
Less -- Current portion....................................    (775,844)     (949,565)
                                                             ----------    ----------
                                                             $5,607,581    $5,006,474
                                                             ==========    ==========

     The Note payable to TCB due March 2004 is secured by a security interest in the outstanding and issued capital stock of Town North and Courtesy, and is also secured by a first priority lien on the land and buildings of Town North. The note payable to TCB due May 2005 is secured by substantially all property, improvements and equipment of Acura. The note payable to NMAC is secured by substantially all of the assets of Round Rock, including vehicle inventory, machinery and equipment. Certain stockholders of the companies have also provided personal guarantees on the notes payable.

     The aggregate maturities of long-term debt as of December 31, 1996, are as follows:

YEAR ENDING
DECEMBER 31,
------------

   1997...........................................................  $  949,565
   1998...........................................................     839,644
   1999...........................................................     846,513
   2000...........................................................     807,428
   2001...........................................................     771,704
   Thereafter.....................................................   1,741,185
                                                                    ----------
                                                                    $5,956,039
                                                                    ==========

                                  SMITH GROUP

7. STOCKHOLDERS' EQUITY:

     Capital stock consists of the following:

                                                AUTHORIZED   ISSUED   OUTSTANDING   PAR VALUE
                                                ----------   ------   -----------   ---------
Common stock --
  MSAP........................................    10,000     1,000         800        $1.00
  Town North Nissan...........................     1,000     1,000       1,000          .01
  Town North Suzuki...........................     1,000     1,000       1,000          .01
  Town North Mitsubishi.......................     1,000     1,000       1,000         1.00
  Courtesy....................................     1,000     1,000       1,000          .05
  Acura.......................................     2,000     2,000       2,000          .01
  Round Rock..................................     1,000     1,000       1,000         1.00

     Treasury stock consists of 200 shares of the common stock of MSAP at a cost of approximately $395,000 at December 31, 1995 and 1996.

8. RELATED-PARTY TRANSACTIONS:

  Operating Leases with Stockholders

     MSAP and Round Rock lease land and facilities from entities owned by various stockholders of the Companies. Additional information regarding the terms of these leases is contained in Note 9 "Operating Leases".

  Insurance Commissions and Management Fees

     The Companies sell credit life and disability insurance policies which are underwritten by an entity owned by certain stockholders of the Companies. The Companies paid commissions of approximately $88,300, $205,000 and $260,800 on such policies sold during the years ended December 31, 1994, 1995 and 1996, respectively.

     The Companies pay management fees to an entity owned by certain stockholders of the Companies for consultation and direct management assistance with respect to operations and strategic planning. Management fee expense totaled approximately $74,300, $87,700 and $75,700 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Other

     Certain stockholders of the Companies, employees and family members have invested funds through the dealerships in cash management accounts with the dealerships' floorplan institutions. These funds are not available for withdrawal by the Companies, and accordingly are excluded from the accompanying financial statements. The amount of such funds totalled approximately $4,163,900 and $5,516,200 as of December 31, 1995 and 1996.

     In addition to the above, the Companies, have provided guarantees and/or pledged assets as security for certain outstanding loan obligations of various related parties. See Note 11 "Commitments and Contingencies," for discussion of guarantee and security arrangements provided on behalf of related parties.

9. OPERATING LEASES:

     The Companies lease various facilities and equipment under operating lease agreements, including leases with related parties. These leases are noncancelable and expire on various dates through August

                                  SMITH GROUP

2013. The lease agreements are subject to renewal under essentially the same terms and conditions as the original leases.

     Future minimum lease payments for operating leases are as follows:

 YEAR ENDING
DECEMBER 31 --
--------------

   1997............................................................  $ 1,418,681
   1998............................................................    1,397,876
   1999............................................................    1,390,655
   2000............................................................      952,649
   2001............................................................      793,387
   Thereafter......................................................    9,336,000
                                                                     -----------
             Total.................................................  $15,289,248
                                                                     ===========

     Total rent expense under all operating leases, including operating leases with related parties, was approximately $1,059,000, $1,088,000 and $1,157,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled approximately $558,000, $558,000 and $591,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

10. INCOME TAXES:

     The S Corporations will terminate S Corporation status concurrent with the effective date of the offering. The Companies are subject to a Texas franchise tax which is an income based tax.

     Federal and state income taxes are as follows:

                                                            DECEMBER 31,
                                                  --------------------------------
                                                    1994        1995        1996
                                                  --------    --------    --------
Federal --
  Current.......................................  $298,135    $382,865    $460,166
  Deferred......................................     6,547      36,310      29,304
State --
  Current.......................................   158,508     150,161     181,746
  Deferred......................................    (7,805)     (6,921)      6,535
                                                  --------    --------    --------
                                                  $455,385    $562,415    $677,751
                                                  ========    ========    ========

     Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 34 percent to income before income taxes as follows:

                                                          DECEMBER 31,
                                             --------------------------------------
                                                1994          1995          1996
                                             ----------    ----------    ----------
Provision at the statutory rate............  $1,106,384    $1,025,231    $1,329,926
Increase (decrease) resulting from --
  Income of S Corporation..................    (799,855)     (619,972)     (888,533)
  State income tax, net of benefit for
     federal deduction.....................     136,750       123,800       165,900
  Other....................................      12,106        33,356        70,458
                                             ----------    ----------    ----------
                                             $  455,385    $  562,415    $  677,751
                                             ==========    ==========    ==========

                                  SMITH GROUP

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and liabilities result principally from the following:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1995         1996
                                                             ---------    ---------
Reserves and accruals not deductible until paid............  $ 257,693    $ 191,862
Depreciation...............................................   (246,234)    (217,611)
Other......................................................    (11,150)      (9,781)
                                                             ---------    ---------
                                                             $     309    $ (35,530)
                                                             =========    =========

     The net deferred tax assets and liabilities are comprised of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Deferred tax assets --
  Current...................................................  $257,693    $191,862
  Long-term.................................................        --          --
                                                              --------    --------
          Total.............................................   257,693     191,862
                                                              --------    --------
Deferred tax liabilities --
  Current...................................................    11,150       9,781
  Long-term.................................................   246,234     217,611
                                                              --------    --------
          Total.............................................   257,384     227,392
                                                              --------    --------
          Net deferred income tax assets (liabilities)......  $    309    $(35,530)
                                                              ========    ========

11. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Companies are defendants in several lawsuits arising from normal business activities. Management has reviewed pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Companies' financial position or results of operations.

  Insurance

     The Companies carry a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage. The Companies have not incurred significant claims or losses on any of their insurance policies.

  Loan Guarantees

     As discussed in Note 8, Round Rock leases land and facilities from an entity owned by certain stockholders of the Companies. Round Rock serves as a guarantor on the mortgage loan covering the leased facilities.

12. PROPOSED ACQUISITION BY GROUP 1:

     The stockholders of the Companies intend to enter into definitive purchase agreements with Group 1 providing for the acquisition of the Companies by Group
1. In conjunction with the acquisition of the Companies by Group 1, all existing operating leases with related parties will be restructured under new lease agreements and the principal stockholder of the Companies will obtain releases for the Companies from the stockholder loan guarantees discussed above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Montgomery Securities are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Montgomery Securities.......................................

          Total.............................................
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the           shares of Common
Stock offered.

     The Company, its officers and directors and the stockholders of the Company, including the Selling Stockholder, have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of Common Stock (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this Offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Company intends to apply for listing on the New York Stock Exchange under the symbol "GPI". In order to meet one of the requirement for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................     3
Risk Factors.........................    11
Use of Proceeds......................    17
Dividend Policy......................    17
Dilution.............................    18
Capitalization.......................    19
Selected Financial Data..............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    23
Business.............................    40
Management...........................    56
Certain Transactions.................    61
Principal and Selling Stockholders...    64
Description of Capital Stock.........    65
Shares Eligible for Future Sale......    69
Validity of Common Stock.............    70
Experts..............................    70
Available Information................    70
Index to Financial Statements........   F-1
Underwriting.........................   U-1

   THROUGH AND INCLUDING             , 1997 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                            SHARES

                            GROUP 1 AUTOMOTIVE, INC.

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)
                       ---------------------------------

                                     [LOGO]

                       ---------------------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                             MONTGOMERY SECURITIES

                      REPRESENTATIVES OF THE UNDERWRITERS
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the Offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 16,667
NASD filing fee.............................................     6,000
New York Stock Exchange listing fee.........................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue Sky fees and expenses..................................     *
Printing expenses...........................................     *
Transfer Agent fees.........................................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................  $  *
                                                              ========

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Sixth, Part II, Section I of the Company's Charter, a copy of which is filed as Exhibit 3.1, provides that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

     Section 145 of the DGCL authorizes, inter alia, a corporation to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provision is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section
145. The Company intends to purchase and maintain a directors' and officers' liability policy for such purposes.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Underwriters against civil liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On December 21, 1995, the Company sold 1,000 shares of Common Stock to Smith & Liu Management Company, a Texas partnership, of which Charles M. Smith is a partner, for $500. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting this transaction.

     On July 5, 1996, the Company sold 500 shares of Common Stock to B.B. Hollingsworth, Jr. for $5,000. The Company relied on an exemption under Section 4(2) of the Securities Act in effecting this transaction.

     On June 14, 1997, the Company entered into a Stock Purchase Agreement with each of the Founding Companies and all of their respective stockholders. Under each Stock Purchase Agreement, all of the capital stock of each Founding Company will be acquired by the Company and each stockholder of the Founding Companies will receive cash and/or shares of Common Stock. Each Acquisition will be consummated immediately prior to the Closing of the Offering. The Company is relying on an exemptions under Rule 506 and 4(2) under the Securities Act in effecting this transaction.

ITEM 16. EXHIBITS

     (a) Exhibits:

         *1.1            -- Form of Underwriting Agreement
          2.1            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Howard Pontiac-GMC, Inc. and the stockholders of Howard
                            Pontiac-GMC, Inc. dated June 14, 1997.
          2.2            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Motors, Inc. and the stockholders of Bob
                            Howard Motors, Inc. dated June 14, 1997.
          2.3            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Chevrolet, Inc. and the stockholders of Bob
                            Howard Chevrolet, Inc. dated June 14, 1997.
          2.4            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Automotive-H, Inc. and the stockholders of Bob
                            Howard Automotive-H, Inc. dated June 14, 1997.
          2.5            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Dodge, Inc. and the stockholders of Bob Howard
                            Dodge, Inc. dated June 14, 1997.
          2.6            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Southwest Toyota, Inc. and the stockholders of Southwest
                            Toyota, Inc. dated June 14, 1997.
          2.7            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            SMC Luxury Cars, Inc. and the stockholders of SMC Luxury
                            Cars, Inc. dated June 14, 1997.
          2.8            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Kutz, Inc. and the stockholders of Smith,
                            Liu & Kutz, Inc. dated June 14, 1997.

          2.9            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Corbin, Inc. and the stockholders of Smith,
                            Liu & Corbin, Inc. dated June 14, 1997.
          2.10           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Round Rock Nissan, Inc. and the stockholders of Round
                            Rock Nissan, Inc. dated June 14, 1997.
          2.11           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Mike Smith Autoplaza, Inc. and the stockholders of Mike
                            Smith Autoplaza, Inc. dated June 14, 1997.
          2.12           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Courtesy Nissan, Inc. and the stockholders of Courtesy
                            Nissan, Inc. dated June 14, 1997.
          2.13           -- Stock Purchase Agreement between Group 1 Automotive, Inc.
                            and the stockholders of Foyt Motors, Inc. dated June 14,
                            1997.
          3.1            -- Restated Certificate of Incorporation of the Company
         *3.2            -- Certificate of Designation of Series A Junior
                            Participating Preferred Stock
          3.3            -- Bylaws of the Company
         *4.1            -- Specimen Common Stock certificate
         *5.1            -- Opinion of Vinson & Elkins L.L.P.
        *10.1            -- Employment Agreement between the Company and B.B.
                            Hollingsworth, Jr. dated             , 1997.
        *10.2            -- Employment Agreement between the Company and Robert E.
                            Howard II dated             , 1997.
        *10.3            -- Employment Agreement between the Company and Sterling B.
                            McCall, Jr. dated             , 1997.
        *10.4            -- Employment Agreement between the Company and Charles M.
                            Smith dated             , 1997.
        *10.5            -- Employment Agreement between the Company and John T.
                            Turner dated             , 1997.
        *10.6            -- Employment Agreement between the Company and Scott L.
                            Thompson dated             , 1997.
         10.7            -- 1996 Stock Incentive Plan
         10.8            -- First Amendment to 1996 Stock Incentive Plan
         10.9            -- Form of Related Party Lease Agreement
        *10.10           -- Rights Agreement between Group 1 Automotive, Inc. and
                                           , as rights agent dated                ,
                            1997.
        *11.1            -- Statement re computation of per share earnings
         23.1            -- Consent of Arthur Andersen LLP
        *23.2            -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
         24.1            -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
         27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.

  ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 24th day of June, 1997.

                                            GROUP 1 AUTOMOTIVE, INC.

                                            By /s/ B.B. HOLLINGSWORTH, JR.
                                             -----------------------------------
                                                   B.B. Hollingsworth, Jr.
                                                Chairman, President and Chief
                                                       Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints B.B. Hollingsworth, Jr. and Scott L. Thompson, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 24th day of June, 1997.

                      SIGNATURE                                              TITLE
                      ---------                                              -----

             /s/ B.B. HOLLINGSWORTH, JR.                   Chairman, President and Chief Executive
-----------------------------------------------------      Officer and Director (Principal Executive
               B.B. Hollingsworth, Jr.                     Officer)

                /s/ SCOTT L. THOMPSON                      Senior Vice President, Chief Financial
-----------------------------------------------------      Officer and Treasurer (Chief Financial and
                  Scott L. Thompson                        Accounting Officer)

               /s/ ROBERT E. HOWARD II                     Director
-----------------------------------------------------
                 Robert E. Howard II

             /s/ STERLING B. MCCALL, JR.                   Director
-----------------------------------------------------
               Sterling B. McCall, Jr.

                /s/ CHARLES M. SMITH                       Director
-----------------------------------------------------
                  Charles M. Smith

                 /s/ JOHN H. DUNCAN                        Director
-----------------------------------------------------
                   John H. Duncan

               /s/ BENNETT E. BIDWELL                      Director
-----------------------------------------------------
                 Bennett E. Bidwell

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
         ------                                  -----------
         *1.1            -- Form of Underwriting Agreement
          2.1            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Howard Pontiac-GMC, Inc. and the stockholders of Howard
                            Pontiac-GMC, Inc. dated June 14, 1997.
          2.2            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Motors, Inc. and the stockholders of Bob
                            Howard Motors, Inc. dated June 14, 1997.
          2.3            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Chevrolet, Inc. and the stockholders of Bob
                            Howard Chevrolet, Inc. dated June 14, 1997.
          2.4            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Automotive-H, Inc. and the stockholders of Bob
                            Howard Automotive-H, Inc. dated June 14, 1997.
          2.5            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Bob Howard Dodge, Inc. and the stockholders of Bob Howard
                            Dodge, Inc. dated June 14, 1997.
          2.6            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Southwest Toyota, Inc. and the stockholders of Southwest
                            Toyota, Inc. dated June 14, 1997.
          2.7            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            SMC Luxury Cars, Inc. and the stockholders of SMC Luxury
                            Cars, Inc. dated June 14, 1997.
          2.8            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Kutz, Inc. and the stockholders of Smith,
                            Liu & Kutz, Inc. dated June 14, 1997.
          2.9            -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Smith, Liu & Corbin, Inc. and the stockholders of Smith,
                            Liu & Corbin, Inc. dated June 14, 1997.
          2.10           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Round Rock Nissan, Inc. and the stockholders of Round
                            Rock Nissan, Inc. dated June 14, 1997.
          2.11           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Mike Smith Autoplaza, Inc. and the stockholders of Mike
                            Smith Autoplaza, Inc. dated June 14, 1997.
          2.12           -- Stock Purchase Agreement among Group 1 Automotive, Inc.,
                            Courtesy Nissan, Inc. and the stockholders of Courtesy
                            Nissan, Inc. dated June 14, 1997.
          2.13           -- Stock Purchase Agreement between Group 1 Automotive, Inc.
                            and the stockholders of Foyt Motors, Inc. dated June 14,
                            1997.
          3.1            -- Restated Certificate of Incorporation of the Company
         *3.2            -- Certificate of Designation of Series A Junior
                            Participating Preferred Stock
          3.3            -- Bylaws of the Company
         *4.1            -- Specimen Common Stock certificate
         *5.1            -- Opinion of Vinson & Elkins L.L.P.
        *10.1            -- Employment Agreement between the Company and B.B.
                            Hollingsworth, Jr. dated             , 1997.

        EXHIBIT
         NUMBER                                  DESCRIPTION
         ------                                  -----------
        *10.2            -- Employment Agreement between the Company and Robert E.
                            Howard II dated             , 1997.
        *10.3            -- Employment Agreement between the Company and Sterling B.
                            McCall, Jr. dated             , 1997.
        *10.4            -- Employment Agreement between the Company and Charles M.
                            Smith dated             , 1997.
        *10.5            -- Employment Agreement between the Company and John T.
                            Turner dated             , 1997.
        *10.6            -- Employment Agreement between the Company and Scott L.
                            Thompson dated             , 1997.
         10.7            -- 1996 Stock Incentive Plan
         10.8            -- First Amendment to 1996 Stock Incentive Plan
         10.9            -- Form of Related Party Lease Agreement
        *10.10           -- Rights Agreement between Group 1 Automotive, Inc. and
                                           , as rights agent dated                ,
                            1997.
        *11.1            -- Statement re computation of per share earnings
         23.1            -- Consent of Arthur Andersen LLP
        *23.2            -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
         24.1            -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
         27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.